# PURCHASE AND SALE AGREEMENT

# BY AND BETWEEN

# ATLANTIC CITY ELECTRIC COMPANY

## and

# DUQUESNE LIGHT HOLDINGS, INC.

## Dated as of November 14, 2005

**Jointly Owned Stations**

## LIST OF EXHIBITS AND SCHEDULES

**EXHIBITS**

| | |
|---|---|
| Exhibit A | Form of Assignment and Assumption Agreement |
| Exhibit B | Form of Bill of Sale |
| Exhibit C | Form of FIRPTA Affidavit |
| Exhibit D | Form of Deed- Conemaugh |
| Exhibit E | Form of Deed- Keystone |
| Exhibit F | Form of Seller's Legal Opinion |
| Exhibit G | Form of Buyer's Legal Opinion |

**SCHEDULES**

| | |
|---|---|
| 1.1(28) | Description of Conemaugh Station |
| 1.1(63) | Description of Keystone Station |
| 1.1(77) | Permitted Encumbrances |
| 2.1(d) | Electrical Transmission Facilities |
| 2.1(f) | Emission Allowances to be Transferred to Buyer |
| 2.6 | Inventories |
| 4.3(a) | Seller's Defaults and Violations |
| 4.3(b) | Seller's Required Regulatory Approvals |
| 4.6 | Environmental Matters |
| 4.7 | Real Property |
| 4.9(a) | Seller's Agreements |
| 4.9(b) | Seller's Agreements Exceptions |
| 4.9(c) | Seller's Agreements Defaults and Violations |
| 4.10 | Legal Proceedings |

| | |
|---|---|
| 4.12 | Brokers; Finders |
| 5.3(a) | Buyer's Defaults and Violations |
| 5.3(b) | Buyer's Required Regulatory Approvals |
| 5.9 | Environmental Site Assessments |
| 7.1(c) | Certain Buyer's Required Regulatory Approvals |
| 7.2(c) | Certain Seller's Required Regulatory Approvals |

# TABLE OF CONTENTS

## ARTICLE V
## REPRESENTATIONS AND WARRANTIES OF BUYER

## ARTICLE VI
## COVENANTS OF THE PARTIES

## ARTICLE VII
## CONDITIONS

iv

# ARTICLE VIII
## INDEMNIFICATION AND ARBITRATION

# ARTICLE IX
## TERMINATION

# ARTICLE X
## MISCELLANEOUS PROVISIONS

## PURCHASE AND SALE AGREEMENT

PURCHASE AND SALE AGREEMENT, dated as of November 14, 2005 (this "Agreement"), by and between Atlantic City Electric Company, a New Jersey corporation ("ACE" or "Seller"), and Duquesne Light Holdings, Inc., a Pennsylvania corporation ("Buyer"). Seller and Buyer may each be referred to herein individually as a "Party," and together as the "Parties."

## W I T N E S S E T H

WHEREAS, Seller owns minority interests in two fossil fuel-fired electric generating stations, and certain properties and assets associated therewith and ancillary thereto; and

WHEREAS, Seller possesses certain Emission Allowances (as defined below); and

WHEREAS, Buyer desires to purchase and assume, and Seller desires to sell and assign, or cause to be sold and assigned, the Purchased Assets (as defined below) and certain associated Liabilities (as defined below), upon the terms and conditions hereinafter set forth in this Agreement.

NOW, THEREFORE, in consideration of the foregoing and of the mutual covenants, representations, warranties and agreements set forth herein, and intending to be legally bound hereby, the Parties hereby agree as follows:

## ARTICLE I

## DEFINITIONS

1.1.     Definitions.  As used in this Agreement, the following capitalized terms have the meanings specified in this Section 1.1.

(1)     "ACE" has the meaning set forth in the preamble to this Agreement.

(2)     "Additional Agreements" means the Special Warranty Deeds, the Assignment and Assumption Agreements and the Bills of Sale.

(3)     "Affiliate" has the meaning set forth in Rule 12b-2 of the General Rules and Regulations promulgated under the Exchange Act.

(4)     "Agreement" means this Purchase and Sale Agreement together with the Schedules and Exhibits hereto.

(5)"Assignment and Assumption Agreements" means the assignment and assumption agreements between Seller and Buyer, to be delivered at the Closing, substantially in the form of Exhibit A hereto, pursuant to which Seller shall assign the Seller's Agreements, certain intangible assets and certain other Purchased Assets to Buyer, and Buyer shall accept such assignment and assume the Assumed Liabilities.

(6) "Assumed Liabilities" has the meaning set forth in Section 2.3.

(7) "Authorized Agent" has the meaning set forth in Section 10.10.

(8) "Bills of Sale" means the bills of sale of Seller, to be delivered at the Closing, substantially in the form of Exhibit B hereto.

(9) "Book Value" means, as of any date, original cost (including related capital improvements, freight, commodity and handling (other than on-site handling)) less applicable depreciation and amortization, as reflected on Seller's books and records or the books and records of Conemaugh Fuels, LLC or Keystone Fuels, LLC, in each case, through such date.

(10) "Business Day" means any day other than Saturday, Sunday and any day on which banking institutions in the State of New York are authorized or required by Law to close.

(11) "Buyer" has the meaning set forth in the preamble to this Agreement.

(12) "Buyer Material Adverse Effect" has the meaning set forth in Section 5.3(a).

(13) "Buyer's Financial Statements" has the meaning set forth in Section 5.6.

(14) "Buyer's Indemnitee" has the meaning set forth in Section 8.1(b).

(15) "Buyer's Permits" has the meaning set forth in Section 5.4.

(16) "Buyer's Required Regulatory Approvals" has the meaning set forth in Section 5.3(b).

(17) "Capital Expenditures" means the total amount of funds paid by Seller, or Liabilities incurred and subsequently paid by Seller in a manner consistent with the Jointly Owned Stations Operating Agreements, in respect of the period commencing on September 1, 2005 and ending on the Closing Date for those capital projects identified from time to time in (a) the General Ledger for each of Conemaugh Station and Keystone Station and (b) the Monthly Work Order Status Reports for each of Conemaugh Station and Keystone Station.

(18) "CERCLA" means the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended.

(19) "Closing" has the meaning set forth in Section 3.1.

(20) "Closing Adjustment Amount" means an amount equal to the amount by which (a) the sum of (i) the Book Value of Seller's right, title and interest in and to the Inventories

(which, for purposes of clarity, the Parties acknowledge to include, for purposes of this definition, Inventories of Conemaugh Fuels, LLC and Keystone Fuels, LLC, to the extent of the Seller's Interests therein), as of the Closing Date, determined in a manner consistent with the determination of the Target Adjustment Amount, plus (ii) Capital Expenditures exceeds (b) the Electricity Sales Reimbursement Amount.

(21)     "Closing Date" has the meaning set forth in Section 3.1.

(22)     "Closing Payment" has the meaning set forth in Section 3.2(d).

(23)     "Closing Statement" has the meaning set forth in Section 3.3(a).

(24)     "Code" means the Internal Revenue Code of 1986, as amended.

(25)     "Commercial Arbitration Rules" has the meaning set forth in Section 8.3(c).

(26)     "Commercially Reasonable Efforts" means efforts which are reasonably within the contemplation of the Parties at the time of entering into this Agreement and which do not require the performing Party to expend funds other than expenditures which are customary and reasonable in transactions of the kind and nature contemplated by this Agreement in order for the performing Party to satisfy its obligations hereunder.

(27)     "Conemaugh Interest" means Seller's 3.83% undivided interest as tenant in common in Conemaugh Station.

(28)     "Conemaugh Station" means the generating station known as Conemaugh Station, located in the County of Indiana, Commonwealth of Pennsylvania, and related properties and assets, all as more fully identified on Schedule 1.1(28) attached hereto.

(29)     "Confidentiality Agreement" means the Confidentiality Agreement, dated May 11, 2005, between Seller and Duquesne Power, LP.

(30)     "Courts" has the meaning set forth in Section 10.10.

(31)     "Direct Claim" has the meaning set forth in Section 8.2(c).

(32)     "Easements" means, collectively, all easements, licenses, rights of way and other access rights reserved by Seller, or any Affiliate thereof, in the Special Warranty Deeds, including those that authorize access, use, maintenance, construction, repair, replacement and other activities by Seller, or any Affiliate thereof, or are otherwise necessary for Seller, or any Affiliate thereof, to operate and maintain its electrical and gas transmission and distribution facilities, or information technology and telecommunications assets, or fulfill legal requirements applicable thereto.

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(33)     "Electricity Sales Reimbursement Amount" means an amount equal to the sum of all amounts actually paid to and received by Seller in respect of (a) electric energy and capacity produced by the Jointly Owned Stations and sold into the applicable PJM markets from the Closing Date through, but not including, the PJM Transfer Date; and (b) any revenue in respect of ancillary charges paid to and received by Seller less any applicable ancillary charges incurred by Seller during the period from the Closing Date through, but not including, the PJM Transfer Date and attributable to the Jointly Owned Stations.

(34)     "Emission Allowances" means, collectively, $NO_x$ Allowances and $SO_2$ Allowances.

(35)     "Emission Budget Program" means, together, the $NO_x$ Budget Program and the $SO_2$ Budget Program.

(36)     "Encumbrances" means any and all mortgages, pledges, liens, claims, security interests, agreements, easements, activity and use limitations, restrictions, defects of title or encumbrances of any kind.

(37)     "Environmental Claims" has the meaning set forth in Section 8.1(c).

(38)     "Environmental Condition" means the presence or Release to the environment, including air, surface and subsurface water, groundwater, soil and sediments, whether at the Sites or otherwise, of Hazardous Substances, including any migration of Hazardous Substances through air, surface and subsurface water, groundwater, soil and sediments at, to or from the Sites or at, to or from any Off-Site Location, regardless of when such presence or Release occurred or is discovered.

(39)     "Environmental Laws" means all Laws, and judgments, orders and decrees of any Government Authority, in each case, as amended from time to time, (a) relating to pollution or protection of the environment, natural resources or human health and safety, including Laws relating to Releases or threatened Releases of Hazardous Substances or otherwise relating to the manufacture, formulation, generation, processing, distribution, use, treatment, storage, disposal, Release, transport, arrangement for transport for disposal or treatment, arrangement for disposal or treatment, Remediation, abatement, cleanup or handling of Hazardous Substances, (b) with regard to recordkeeping, notification, disclosure and reporting requirements respecting Hazardous Substances and (c) relating to the management, use, restoration, or compensation for lost use of or damage to natural resources.

(40)     "Environmental Permits" means all permits, certificates, licenses and authorizations of all Governmental Authorities under Environmental Laws.

(41)     "Estimated Adjustment Amount" has the meaning set forth in Section 3.2(c).

(42)     "Exchange Act" means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

(43)     "Excluded Assets" has the meaning set forth in Section 2.2.

(44)     "Excluded Liabilities" has the meaning set forth in Section 2.4.

(45)     "Federal Power Act" means the Federal Power Act, as amended, and the rules and regulations promulgated thereunder.

(46)     "FERC" means the U.S. Federal Energy Regulatory Commission, and any successor agency thereto.

(47)     "FIRPTA Affidavit" means the Foreign Investment in Real Property Tax Act Certification and Affidavit of Seller, to be delivered at the Closing, substantially in the form of Exhibit C hereto.

(48)     "Fuels Working Funds" has the meaning set forth in Section 2.1(i).

(49)     "Governmental Authority" means any executive, legislative, judicial, regulatory, tribal or administrative agency, body, commission, department, board, court, tribunal or authority of the U.S. or any foreign country, or any state, local or other governmental subdivision thereof.

(50)     "Hazardous Substances" means (a) any petrochemical or petroleum products, oil or coal ash, coal slag, radioactive materials, radon gas, lead paint, asbestos in any form that is or could become friable, urea formaldehyde foam insulation and transformers or other equipment that contain dielectric fluid which may contain polychlorinated biphenyls, (b) any chemicals, materials or substances defined as or included in the definition of "hazardous substances," "hazardous wastes," "hazardous materials," "hazardous constituents," "restricted hazardous materials," "extremely hazardous substances," "toxic substances," "contaminants," "pollutants," "toxic pollutants" or words of similar meaning and regulatory effect under any applicable Environmental Law and (c) any other chemical, material or substance, exposure to which is prohibited, limited or regulated by any applicable Environmental Law.

(51)     "HSR Act" means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

(52)     "Income Tax" means any Tax imposed by any Governmental Authority (a) based upon, measured by or calculated with respect to net income, profits or receipts (including capital gains Taxes and minimum Taxes) or (b) based upon, measured by or calculated with respect to multiple bases (including corporate franchise taxes) if one or more of such bases is described in clause (a), in each case, together with any interest, penalties or additions attributable thereto.

(53)     "Indemnifiable Loss" has the meaning set forth in Section 8.1(a).

(54)     "Indemnifying Party" has the meaning set forth in Section 8.1(e).

(55)     "Indemnitee" has the meaning set forth in Section 8.1(b).

(56)     "Independent Accounting Firm" means such nationally recognized, independent accounting firm as is mutually appointed by Seller and Buyer for purposes of this Agreement.

(57)     "Initial Amount" has the meaning set forth in Section 3.2(a).

(58)     "Inspection" means all tests, reviews, examinations, inspections, investigations, verifications, samplings and similar activities conducted by Buyer or its Representatives.

(59)     "Inventories" means coal, oil and other fuel inventories, limestone, gypsum, materials, spare parts, capital spare parts, consumable supplies, and chemical and gas inventories (together with related freight, commodity and handling (other than on-site handling)) which are located at or in transit to the Jointly Owned Stations for use in the operation of the Jointly Owned Stations.

(60)     "Jointly Owned Stations" means, together, Conemaugh Station and Keystone Station.

(61)     "Jointly Owned Stations Operating Agreements" means, together, (a) the Operation and Maintenance Agreement, dated as of December 1, 2002, by and among Reliant Energy Northeast Management Company, Atlantic City Electric Company, Conemaugh Power LLC, Constellation Power Source Generation, Inc., Exelon Generation Company, LLC, PPL Montour LLC, Allegheny Energy Supply Conemaugh, LLC, PSEG Fossil LLC, Reliant Energy Mid-Atlantic Power Holdings, LLC and UGI Development Company, with respect to the ownership and operation of Conemaugh Station, and (b) the Operation and Maintenance Agreement, dated as of December 1, 2002, by and among Reliant Energy Northeast Management Company, Atlantic City Electric Company, Constellation Power Source Generation, Inc., Exelon Generation Company, LLC, Keystone Power LLC, PPL Montour LLC, PSEG Fossil LLC and Reliant Energy Mid-Atlantic Power Holdings, LLC, with respect to the ownership and operation of Keystone Station.

(62)     "Keystone Interest" means Seller's 2.47% undivided interest as tenant in common in Keystone Station.

(63)     "Keystone Station" means the generating station known as Keystone Station located in Plumcreek Township, County of Armstrong, Commonwealth of Pennsylvania, and related properties and assets, all as more fully identified on Schedule 1.1(63) attached hereto.

(64)     "Knowledge" means the actual knowledge, after due inquiry, of James Becker, John Miller, Stuart Widom, Roland Miller, Randall Griffin and Betty Mincer.

(65)     "Laws" means all laws, statutes, rules, regulations and ordinances of any Governmental Authority.

(66)     "Liability" or "Liabilities" means any liability or obligation (whether known or unknown, whether asserted or unasserted, whether absolute or contingent, whether accrued or

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unaccrued, whether liquidated or unliquidated and whether due or to become due), including any liability for Taxes.

(67)    "MAAC" means the Mid-Atlantic Area Council of the North American Electric Reliability Council, and any successor entity thereto.

(68)    "Material Adverse Effect" means any change in or effect on the Purchased Assets, taken as a whole, or either of the Jointly Owned Stations or the operation of the Purchased Assets, taken as a whole, or either of the Jointly Owned Stations after the date hereof that is materially adverse to the properties, results of operations or financial condition of the Purchased Assets, taken as a whole, or either of the Jointly Owned Stations, in each case, other than (a) any change or effect affecting the international, national, regional or local electric industry as a whole and not specific and exclusive to the Purchased Assets, (b) any change or effect resulting from changes in the international, national, regional or local wholesale or retail markets for electricity, including any change in or effect on the structure, operating agreements, operations or procedures of PJM or its control area, (c) any change or effect resulting from changes in the international, national, regional or local markets for any fuel type that may be used at each of the Jointly Owned Stations, (d) any change or effect resulting from changes in the international, national, regional or local electricity transmission or distribution systems or operations thereof, (e changes in general economic conditions, interest rates or securities markets in the U.S. or worldwide, (f) changes in Law, or any judgments, orders or decrees that apply generally to similarly situated Persons, (g) any change or effect to the extent constituting or involving an Excluded Asset or an Excluded Liability, (h) any change or effect resulting from any condition imposed on any Party or the Purchased Assets by a Governmental Authority in connection with the grant of such Governmental Authority's consent or approval of the transactions contemplated hereby and by the Additional Agreements, (i) any acts of war or terrorist activities, (j) strikes, work stoppages or other labor disturbances that are not specific to the Jointly Owned Stations or Seller, (k) any matter to the extent that (i) it is disclosed in reasonable detail in any Schedule delivered by Seller on the date hereof and (ii) such disclosed matter does not worsen in a material manner, (l) any change or effect arising solely by reason of or relating to the announcement of the transactions provided for in this Agreement, and (m) any change in or effect on the Purchased Assets which is cured (including by payment of money) before the earlier of the Closing and the termination of this Agreement pursuant to Section 9.1.

(69)    "NJBPU" means the New Jersey Board of Public Utilities, and any successor agency thereto.

(70)    "$NO_x$" means oxides of nitrogen.

(71)    "$NO_x$ Allowance" means an allowance or authorization used to comply with a $NO_x$ Budget Program, including: (a) a $NO_x$ Allowance as that term is defined in 25 Pa. Code § 145.2 as of the date hereof; (b) a $NO_x$ allowance or authorization (or similar term) as set forth in the U.S. federal Clean Air Interstate Rule published in the Federal Register on May 12, 2005, including allowances or authorizations relating to $NO_x$ emissions during the ozone season and during a calendar year; (c) a $NO_x$ allowance or authorization (or similar term) as set forth in Laws that may be promulgated by the Commonwealth of Pennsylvania or the PaDEP after the

date hereof to implement such Clean Air Interstate Rule; and (d) a $NO_x$ allowance or authorization (or similar term) promulgated pursuant to any future U.S. federal or state Laws that amends or supersedes any of the foregoing.

(72)     "NO$_x$ Budget Program" means a statutory or regulatory program promulgated by the U.S. or a state pursuant to which the U.S. or state provides for a limit on the $NO_x$ that can be emitted by all sources covered by the program and establishes tradable allowances or authorizations as the means for ensuring compliance with the limit.

(73)     "Off-Site Location" means any real property other than the Sites.

(74)     "PaDEP" means the Pennsylvania Department of Environmental Protection, and any successor agency thereto.

(75)     "PaPUC" means the Pennsylvania Public Utility Commission, and any successor agency thereto.

(76)     "Party" and "Parties" have the respective meanings set forth in the preamble to this Agreement.

(77)     "Permitted Encumbrances" means: (a) the Easements; (b) those exceptions to title to the Purchased Assets listed on Schedule 1.1(77); (c) statutory liens for Taxes or other charges or assessments of Governmental Authorities not yet due or delinquent, or which are being contested in good faith by appropriate proceedings; (d) mechanics', carriers', workers', repairers' and other similar liens arising or incurred in the ordinary course of business; (e) zoning, entitlement, conservation restriction and other land use and environmental restrictions and regulations of Governmental Authorities; (f) Encumbrances created by Buyer, or its successors and assigns; and (g) such other Encumbrances as do not materially detract from the value of either the Jointly Owned Stations or the Purchased Assets, taken as a whole, as currently used, or materially interfere with the present use of either the Jointly Owned Stations or the Purchased Assets, taken as a whole.

(78)     "Person" means any individual, partnership, limited liability company, joint venture, corporation, trust, unincorporated organization, other entity, business association or Governmental Authority.

(79)     "PJM" means PJM Interconnection, L.L.C., and any successor entity thereto.

(80)     "PJM Agreement" means the Amended and Restated Operating Agreement of PJM Interconnection, L.L.C., on file and effective at FERC as of June 22, 2005, as it may be amended from time to time.

(81)     "PJM Transfer Date" means such date as the transfer of the Jointly Owned Stations from Seller to Buyer is reflected in all applicable PJM systems and databases.

(82)     "Prime Rate" has the meaning set forth in Section 3.3(c).

(83)     "<u>Proprietary Information</u>" of a Party means all information about any Party or its properties or operations furnished to the other Party or its Representatives by such Party or its Representatives, from and after the date hereof, regardless of the manner or medium in which it is furnished.  Proprietary Information does not include information that:  (a) is or becomes generally available to the public, other than as a result of a disclosure by the other Party or its Representatives; (b) was available to the other Party on a non-confidential basis prior to its disclosure by the Party or its Representatives; (c) is or becomes available to the other Party on a non-confidential basis from a source other than such Party, provided that the source of such information was not known by such Party or its Representatives, after reasonable investigation, to be bound by a confidentiality agreement with or other contractual, legal or fiduciary obligation of confidentiality to such Party or any of its Representatives with respect to such material; (d) is independently developed by the other Party; or (e) was disclosed pursuant to the Confidentiality Agreement and remains subject to the terms and conditions of the Confidentiality Agreement.

(84)     "<u>PUHCA</u>" means the Public Utility Holding Company Act of 1935, as amended, and the rules and regulations promulgated thereunder.

(85)     "<u>Purchase Price</u>" has the meaning set forth in Section 3.2(a).

(86)     "<u>Purchased Assets</u>" has the meaning set forth in Section 2.1.

(87)     "<u>Real Property</u>" has the meaning set forth in Section 2.1(a).

(88)     "<u>Regulatory Material Adverse Effect</u>" means, with respect to any Party, any change in or effect resulting from any condition imposed by any Governmental Authority in connection with the grant of such Governmental Authority's consent or approval of the transactions contemplated hereby or by the Additional Agreements that either (a) is materially adverse to such Party, or its results of operations, financial condition, business, properties, assets or liabilities, (b) materially impairs such Party's ability to operate its business, properties or assets substantially in the manner operated on the date hereof, (c) materially detracts from the value of such Party's business, properties or assets, or (d) materially affects the value of the transactions contemplated hereby or by the Additional Agreements to such Party.

(89)     "<u>Release</u>" means any release, spill, leak, discharge, disposal of, pumping, pouring, emitting, emptying, injecting, leaching, dumping or allowing to escape into or through the environment, whether air, surface or subsurface water, groundwater, soil or sediment.

(90)     "<u>Remediation</u>" means an action of any kind to address an Environmental Condition or a Release of Hazardous Substances, including the following activities: (a) monitoring, investigation, assessment, treatment, cleanup, containment, removal, mitigation, response or restoration work; (b) obtaining any permits, consents, approvals or authorizations of any Governmental Authority necessary to conduct any such activity; (c) preparing and implementing any plans or studies for any such activity; (d) obtaining a written notice from a Governmental Authority with jurisdiction over the Jointly Owned Stations or the Sites or an Off Site Location under Environmental Laws that no material additional work is required by such Governmental Authority; (e) the use, implementation, application, installation, operation or

maintenance of removal actions, remedial technologies applied to the surface or subsurface soils, excavation and treatment or disposal of soils at an Off Site Location, systems for long term treatment of surface water or groundwater, engineering controls or institutional controls; and (f) any other activities reasonably determined by a party to be necessary or appropriate or required under Environmental Laws to address an Environmental Condition or a Release of Hazardous Substances.

(91)      "Representatives" of a Person means, collectively, such Person's Affiliates and its and their respective directors, officers, partners, members, employees, representatives, agents, advisors (including accountants, legal counsel, environmental consultants, engineering consultants and financial advisors), parent entities and other controlling Persons.

(92)      "SEC" means the U.S. Securities and Exchange Commission, and any successor agency thereto.

(93)      "Securities Act" means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

(94)      "Seller" has the meaning set forth in the preamble to this Agreement.

(95)      "Seller's Agreements" means, collectively, (a) the contracts, agreements, arrangements, licenses and leases of any nature to which, as of the date hereof, Seller is a party, or by or to which Seller or the Purchased Assets is bound or subject, in each case, relating to the ownership, lease, maintenance or operation of the Purchased Assets, (b) those contracts, agreements, arrangements, licenses and leases of any nature entered into by Seller on or after the date of this Agreement consistent with the terms of this Agreement, in each case, relating to the ownership, lease, maintenance or operation of the Purchased Assets, and (c) those contracts, agreements, arrangements, licenses and leases entered into by any party to the Jointly Owned Stations Operating Agreements, for and on behalf of Seller, with or without Seller's Knowledge, and by or to which Seller or the Purchased Assets are bound or subject as of the date hereof, or by or to which Seller or the Purchased Assets become bound or subject after the date hereof, in each case, relating to the ownership, lease, maintenance or operation of the Purchased Assets.

(96)      "Seller's Indemnitee" has the meaning set forth in Section 8.1(a).

(97)      "Seller's Interests" means, together, the Conemaugh Interest and the Keystone Interest.

(98)      "Seller's Permits" has the meaning set forth in Section 4.11.

(99)      "Seller's Required Regulatory Approvals" has the meaning set forth in Section 4.3(b).

(100)      "Sites" means the real property forming a part, or used or usable in connection with the operation, of the Jointly Owned Stations, including any real property used for the disposal of solid waste or Hazardous Substances that is included in the Real Property.  Any

reference to the Sites shall include the surface and subsurface elements, including the soil, surface water and groundwater present at the Sites.

(101)    "$SO_2$" means sulfur dioxide.

(102)    "$SO_2$ Allowance" means an allowance or authorization used to comply with a $SO_2$ Budget Program, including: (a) an Allowance as that term is defined in 40 CFR § 72.2; (b) a $SO_2$ allowance or authorization (or similar term)  as set forth in the U.S. federal Clean Air Interstate Rule published in the Federal Register on May 12, 2005; (c) a $SO_2$ allowance or authorization (or similar term) as set forth in Laws that may be promulgated by the Commonwealth of Pennsylvania or the PaDEP after the date hereof to implement such Clean Air Interstate Rule; and (d) a $SO_2$ allowance or authorization (or similar term) promulgated pursuant to any future U.S. federal or state Law that amends or supersedes any of the foregoing.

(103)    "$SO_2$ Budget Program" means a statutory or regulatory program, promulgated by the U.S. or a state pursuant to which the U.S. or state provides for a limit on the $SO_2$ that can be emitted by all sources covered by the program and establishes tradable allowances or authorizations as the means for ensuring compliance with the limit.

(104)    "Special Purpose Financial Statements" means, collectively, (a) the audited special purpose statements of owners' assets, liabilities, and investments in each of the Keystone Station and the Conemaugh Station for each of their respective fiscal years ended December 31, 2004 and 2003, together with the related reports of their independent accountants, KPMG LLP, as furnished by the Keystone - Conemaugh Project Office, (b) the audited balance sheets, statements of operations, statements of members' equity and statements of cash flow of each of Keystone Fuels, LLC and Conemaugh Fuels, LLC for each of their respective fiscal years ended December 31, 2004 and 2003, together with the related reports of their independent accountants, KPMG LLP, as furnished by the Keystone - Conemaugh Project Office, and (c) the unaudited General Ledger for each of the Keystone Station, Conemaugh Station, Keystone Fuels, LLC and Conemaugh Fuels, LLC for each month during the period beginning January 1, 2005 and ending September 30, 2005, as prepared by the Keystone-Conemaugh Project Office.

(105)    "Special Warranty Deeds" means the special warranty deeds, to be delivered at the Closing, substantially in the form of Exhibit D and Exhibit E hereto, pursuant to which Seller will convey the Real Property to Buyer.

(106)    "Station Working Funds" means, as of the date immediately preceding the Closing Date, the amount of working funds, as reflected in the respective General Ledgers of the Jointly Owned Stations, to the extent of the Seller's Interests.

(107)    "Subsidiary", when used in reference to any Person, means any entity of which outstanding securities or interests having ordinary voting power to elect a majority of the board of directors or other governing body performing similar functions of such entity are owned directly or indirectly by such Person.

(108)    "Tangible Personal Property" has the meaning set forth in Section 2.1(d).

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(109)     "Target Adjustment Amount" means $2,151,869, which amount represents the Book Value, as of August 31, 2005, of Seller's right, title and interest in and to the Inventories (which, for purposes of clarity, the Parties acknowledge to include for purposes of this definition Inventories of Conemaugh Fuels, LLC and Keystone Fuels, LLC, to the extent of the Seller's Interests therein), as determined by the Keystone-Conemaugh Project Office in accordance with the terms of the Jointly Owned Stations Operating Agreements.

(110)     "Tax" or "Taxes" means all taxes, charges, fees, levies, penalties and other assessments imposed by any Governmental Authority, including income, gross receipts, excise, property, sales, transfer, use, franchise, payroll, withholding, social security and other taxes, together with any interest, penalties or additions attributable thereto.

(111)     "Tax Return" means any return, report, information return or other document, together with all amendments and supplements thereto (including any related or supporting information), required to be supplied to any Governmental Authority responsible for the administration of Laws governing Taxes.

(112)     "Third-Party Claim" has the meaning set forth in Section 8.2(a).

(113)     "Transfer Taxes" has the meaning set forth in Section 6.5(a).

(114)     "Transmission Assets" has the meaning set forth in Section 2.2(a).

(115)     "U.S." means the United States of America.

(116)     "USEPA" means the U.S. Environmental Protection Agency, and any successor agency thereto.

1.2.     Construction.  In construing this Agreement, together with the Schedules and Exhibits hereto, the following principles shall be followed:

(a)     the terms "herein," "hereof," "hereby," "hereunder" and other similar terms refer to this Agreement as a whole and not only to the particular Article, Section or other subdivision in which any such terms may be employed;

(b)     except as otherwise set forth herein, references to Articles, Sections, Schedules, Exhibits and other subdivisions refer to the Articles, Sections, Schedules, Exhibits and other subdivisions of this Agreement;

(c)     a reference to any Person shall include such Person's predecessors;

(d)     all accounting terms not otherwise defined herein have the meanings assigned to them in accordance with U.S. generally accepted accounting principles;

(e)    no consideration shall be given to the captions of the Articles, Sections, Schedules, Exhibits, subdivisions, subsections or clauses, which are inserted for convenience in locating the provisions of this Agreement and not as an aid in its construction;

(f)    examples shall not be construed to limit, expressly or by implication, the matter they illustrate;

(g)    the word "includes" and "including" and their syntactical variants mean "includes, but is not limited to" and "including, without limitation," and corresponding syntactical variant expressions;

(h)    a defined term has its defined meaning throughout this Agreement, regardless of whether it appears before or after the place in this Agreement where it is defined; and

(i)    the plural shall be deemed to include the singular and vice versa.

1.3.    U.S. Dollars.  When used herein, the term "dollars" and the symbol "$" refer to the lawful currency of the U.S.

1.4.    Seller's Interests in Jointly Owned Stations.  The Parties acknowledge and agree that Seller owns and holds (a) an undivided three and eighty-three hundredths percent (3.83%) interest as tenant in common in the Conemaugh Station and (b) an undivided two and forty-seven hundredths percent (2.47%) interest as tenant in common in the Keystone Station.  All references in this Agreement to Seller's right, title and interest in, to and under the Purchased Assets, and, in each case, the rights, liabilities and obligations in connection therewith, shall be construed in this context.

## ARTICLE II

## PURCHASE AND SALE

2.1.    Transfer of Assets.  Upon the terms and subject to the conditions set forth in this Agreement, at the Closing, Seller shall sell, assign, convey, transfer and deliver to Buyer, and Buyer shall purchase, assume and acquire from Seller, free and clear of all Encumbrances, except for the Permitted Encumbrances, all of Seller's right, title and interest in, to and under the following assets and properties, except as otherwise provided in Section 2.2, each as of the Closing Date, but only to the extent of the Seller's Interests (collectively, the "Purchased Assets"):

(a)    The real property (including all buildings and other improvements thereon and all appurtenances thereto) described on Schedule 4.7 (the "Real Property");

(b)    The Inventories;

(c)    The machinery, equipment, vehicles, furniture and other personal property owned by Seller, in each case, located on the Real Property on the Closing Date, other than the Transmission Assets;

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(d)     The electrical transmission facilities set forth on Schedule 2.1(d) (together with the Inventories and the personal property described in Section 2.1(c), "Tangible Personal Property");

(e)     Subject to the receipt of necessary consents and approvals, the Seller's Agreements, including Seller's right to the Station Working Funds;

(f)     The Emission Allowances set forth on Schedule 2.1(f);

(g)     The names "Conemaugh Generating Station" and "Keystone Generating Station"; provided, however, that Buyer expressly acknowledges and agrees that the Purchased Assets do not include any right, title or interest in or to the names "Atlantic City Electric Company", "Atlantic Energy", "ACE", "Conectiv", "Pepco", "Pepco Holdings" or any derivation thereof, as well as any related or similar name, or any other trade names, trademarks, service marks, corporate names and logos or any part, derivation, colorable imitation or combination thereof;

(h)     All books, operating records, operating, safety and maintenance manuals, engineering design plans, blueprints and as-built plans, specifications, procedures and similar items relating specifically to the Jointly Owned Stations (subject to the right of Seller to retain copies of same for its use), other than such items as are proprietary to third parties and accounting records; and

(i)     Seller's membership interests in each of Conemaugh Fuels, LLC and Keystone Fuels, LLC (it being understood that the sale, assignment, conveyance, transfer and delivery by Seller to Buyer of such membership interests as Purchased Assets shall, by operation of law, result in Buyer purchasing, acquiring and assuming all assets, properties and Liabilities of Conemaugh Fuels, LLC and Keystone Fuels, LLC, to the extent of the Seller's Interests, including the amount of any working funds, as reflected in the General Ledger of such entities on the date immediately preceding the Closing Date ("Fuels Working Funds")).

2.2.     Excluded Assets.  Notwithstanding any provision to the contrary in this Agreement, nothing in this Agreement shall constitute or be construed as requiring Seller to sell, assign, convey, transfer or deliver, and Buyer shall not be entitled to purchase, assume or acquire, any right, title or interest in, to or under any property, asset, business, operation or division of Seller, or any Affiliate thereof, not expressly set forth in Section 2.1, including the following assets and properties which are hereby specifically excluded from the definition of Purchased Assets (collectively, the "Excluded Assets"):

(a)     The right, title and interest of Seller and its successors, assigns and Representatives in, to and under all electrical transmission or distribution facilities (as opposed to generation facilities) or information technology and telecommunications assets of Seller or any of its Affiliates located at or forming a part of either of the Jointly Owned Stations (whether or not regarded as a "transmission" or "generation" asset for regulatory or accounting purposes), including all switchyard facilities, substation facilities and support equipment, as well as all permits, contracts and warranties, to the extent they relate to such transmission and distribution assets or information technology and telecommunications assets (other than the electrical

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transmission facilities set forth on Schedule 2.1(d), all of which are included as Purchased Assets) (collectively, the "Transmission Assets");

(b)     All certificates of deposit, shares of stock, securities, bonds, debentures, evidences of indebtedness, and interests (other than Seller's membership interests in Conemaugh Fuels, LLC and Keystone Fuels, LLC) in partnerships and other entities;

(c)     All cash (other than the Station Working Funds), cash equivalents, bank deposits, accounts and notes receivable (trade or otherwise), and prepaid expenses, including such as relate to any Excluded Assets or the operation of the Purchased Assets, and any income, sales, payroll or other Tax receivables (in each case, whether held by Seller or any third party, including under any Jointly Owned Stations Operating Agreement);

(d)     The right, title and interest of Seller and its successors, assigns and Representatives in, to and under all intellectual property, including the names "Atlantic City Electric Company", "Atlantic Energy", "ACE", "Conectiv", "Pepco", "Pepco Holdings" or any derivation thereof, as well as any related or similar name, or any other trade names, trademarks, service marks, corporate names and logos, or any part, derivation, colorable imitation or combination thereof (other than "Conemaugh Generating Station" and "Keystone Generating Station");

(e)     All tariffs, agreements and arrangements to which Seller or its Representatives is a party for the purchase or sale of electric capacity or energy, or for the purchase of transmission, distribution or ancillary services;

(f)     The right, title and interest of Seller and its successors, assigns and Representatives in, to and under all claims against third parties, if any, relating to the ownership, lease, maintenance or operation of any Purchased Assets by Seller prior to the Closing Date, whether accruing prior to, on or after the Closing Date, including all claims for refunds, prepayments, offsets, recoupment, insurance proceeds, insurance distributions, dividends or other proceeds, condemnation awards, judgments and the like, whether received as payment or credit against future Liabilities;

(g)     All Tax refunds or credits (including refunds or credits of real property Taxes paid or due with respect to the Jointly Owned Stations or any related real property), which refunds or credits are with respect to periods prior to the Closing Date, whether directly or indirectly, under the Jointly Owned Stations Operating Agreements or otherwise, regardless of when actually paid;

(h)     All employment agreements and personnel records of Seller and its successors, assigns and Representatives;

(i)     The minute books, stock transfer books, corporate seal and other corporate records of Seller and its successors, assigns and Representatives;

(j)     The right, title and interest of Seller and its successors, assigns and Representatives in, to and under all contracts, agreements, arrangements, licenses and leases of any nature, other than the Seller's Agreements;

(k)     All insurance policies relating to the ownership, lease, maintenance or operation of the Purchased Assets;

(l)     All other assets and properties owned or leased by Seller or its successors, assigns and Representatives which are not used in the operation of the Jointly Owned Stations;

(m)     The right, title and interest of Seller and its successors, assigns and Representatives under this Agreement and the Additional Agreements; and

(n)     The right, title and interest of Seller and its successors, assigns and Representatives in, to and under all Emission Allowances of Seller or any of its Affiliates (other than the Emission Allowances set forth on Schedule 2.1(f)).

2.3.     Assumed Liabilities.  On the Closing Date, Buyer shall assume and agree to pay, perform and otherwise discharge when due, without recourse to Seller or its Affiliates, all of the Liabilities of Seller and its Affiliates, successors, assigns or Representatives, which relate, directly or indirectly, to the Purchased Assets, the Jointly Owned Stations or the Sites (collectively, the "Assumed Liabilities"), including the following such Liabilities:

(a)     All Liabilities of Seller under the Seller's Agreements, including the Jointly Owned Stations Operating Agreements in accordance with the respective terms thereof, including (i) the contracts, agreements, arrangements, licenses and leases of any nature entered into by Seller with respect to the Purchased Assets, the Jointly Owned Stations or the Sites on or after the date hereof consistent with the terms of this Agreement and (ii) those contracts, agreements, arrangements, licenses and leases entered into by any party to the Jointly Owned Stations Operating Agreements, for and on behalf of Seller, with or without Seller's Knowledge, and by or to which Seller or the Purchased Assets are bound or subject as of the date hereof, or by or to which Seller or the Purchased Assets become bound or subject after the date hereof, in each case, relating to the ownership, lease, maintenance or operation of the Purchased Assets, except, in each case, to the extent such Liabilities, but for a breach or default by Seller, would have been paid, performed or otherwise discharged prior to the Closing Date;

(b)     All Liabilities of Seller which relate to the Purchased Assets, the Jointly Owned Stations and the Sites in respect of Taxes for which Buyer is liable pursuant to Section 3.5 r 6.5;

(c)     All Liabilities relating to or resulting from the following: (i) any violation of or alleged violation, or non-compliance with, Environmental Laws or Environmental Permits whether prior to, on or after the Closing Date, with respect to the ownership, lease, maintenance, construction, modification or operation of the Purchased Assets, the Jointly Owned Stations or the Sites, including the cost of correcting any such violations or non-compliance, but excluding any fines or penalties arising out of the ownership, maintenance, lease, construction, modification  or operation of the Purchased Assets, Jointly Owned Stations or the Sites prior to the Closing Date; (ii) Environmental Conditions or exposure to Hazardous Substances at, on, in, under or adjacent to, or migrating or discharged to or from, the Purchased Assets, the Jointly Owned Stations or the Sites prior to, on or after the Closing Date, including loss of life, injury to persons or property (including from exposure to asbestos-containing materials) and damage to

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natural resources (whether or not such loss, injury or damage arose or was made manifest before the Closing Date or arises or becomes manifest after the Closing Date) and Remediation of Environmental Conditions (whether or not such Remediation commenced before or after the Closing Date); and (iii) Remediation, loss of life, injury to persons or property and damage to natural resources arising from the storage, transportation, treatment, disposal, discharge recycling or Release, at any Off-Site Location, or arising from the arrangement for such activities, on or after the Closing Date, of Hazardous Substances generated in connection with the ownership, lease, maintenance, construction, modification or operation of the Purchased Assets, the Jointly Owned Stations or the Sites; and

(d)     All Taxes that may be imposed by any federal, state or local government on the ownership, lease, maintenance, operations, use or sale of the Purchased Assets, the Jointly Owned Stations or the Sites for tax periods commencing on or after the Closing Date, except for any Income Taxes attributable to income received by Seller.

2.4.     Excluded Liabilities.  Notwithstanding Section 2.3, other than, to the extent of the Seller's Interests, Liabilities of Conemaugh Fuels, LLC and Keystone Fuels, LLC, Buyer shall not assume or be obligated to pay, perform or otherwise discharge the following Liabilities of Seller (the "Excluded Liabilities"):

(a)     Any Liabilities of Seller in respect of any Excluded Assets or other assets of Seller which are not Purchased Assets, except to the extent caused by the acts or omissions of Buyer or its Representatives or Buyer's ownership, lease, maintenance or operation of the Purchased Assets;

(b)     Any Liabilities of Seller in respect of Taxes attributable to the Purchased Assets for taxable periods ending before the Closing Date, except for Taxes for which Buyer is liable pursuant to Section 3.5 or 6.5;

(c)     Any Liabilities of Seller arising from the breach prior to the Closing Date by Seller of any of the Seller's Agreements;

(d)     Any Liabilities of Seller to third parties for personal injury or tort, or similar causes of action to the extent arising out of the ownership, lease, maintenance or operation of the Purchased Assets prior to the Closing Date, other than the Liabilities assumed by Buyer under Section 2.3(c);

(e)     Any fines or penalties imposed by any Governmental Authority resulting from any violation of Law by Seller that occurred prior to the Closing Date, it being understood that costs associated with correcting such violations shall not be deemed to be fines or penalties for purposes hereof;

(f)     Any payment obligations of Seller for services rendered prior to the Closing Date;

(g)     Any Liabilities of Seller relating to Remediation, loss of life, injury to persons or property and damage to natural resources arising from the storage, transportation, treatment, disposal, discharge recycling or Release of Hazardous Substances at any Off-Site

Location, or arising from the arrangement for such activities, prior to the Closing Date, which Hazardous Substances were generated in connection with the ownership, lease, maintenance, construction, modification or operation of the Purchased Assets, the Jointly Owned Stations or the Sites, provided, for purposes of this Section, "Off-Site Location" does not include any adjacent or nearby location to which Hazardous Substances, disposed, discharged or Released at the Purchased Assets, the Jointly Owned Stations or the Sites have migrated or come to be located; and

(h)     Any Liability under or related to Environmental Laws arising as a result of the operation by Seller or its Affiliates of the Transmission Assets, except to the extent arising out of or relating to Buyer's ownership, lease, maintenance, construction, modification or operation of any Purchased Asset.

2.5.     Control of Litigation.  Seller shall be entitled exclusively to control, defend and settle any suit, action or proceeding, and any investigation solely arising out of or relating to any Excluded Assets or Excluded Liabilities, and Buyer shall reasonably cooperate with Seller in connection therewith.

2.6.     Inventories.  Schedule 2.6 sets forth the categories of Inventories relating to the Jointly Owned Stations that will be transferred to Buyer at the Closing (which, for purposes of clarity, the Parties acknowledge to include for purposes of this Section 2.6 Inventories of Conemaugh Fuels, LLC and Keystone Fuels, LLC), to the extent located at or in transit to any Jointly Owned Station on the Closing Date, and only to the extent of the Seller's Interest, together with the Book Value of such Inventories, in each case, as of August 31, 2005.

**ARTICLE III**

**THE CLOSING**

3.1.     Closing.  The sale, assignment, conveyance, transfer and delivery of the Purchased Assets by Seller to Buyer, and the purchase, assumption and acquisition by Buyer of the Purchased Assets and the Assumed Liabilities, and the consummation of the other transactions contemplated hereby, shall take place at a closing (the "Closing") to be held at the offices of Blank Rome LLP, Chase Manhattan Centre, 1201 Market Street, Suite 800, Wilmington, DE  19801, within five (5) Business Days after the date on which the last of the conditions precedent to the Closing set forth in Sections 7.1(a) and (c), and Sections 7.2(a) and (c) of this Agreement shall have been satisfied or, to the extent permitted by applicable Law, waived by the Party for whose benefit such conditions precedent exist, or at such other date, time and location as may be agreed upon in writing between Buyer and Seller.  The date on which the Closing actually occurs is hereinafter called the "Closing Date."  The Closing shall be effective for all purposes as of 12:01 a.m., New York City time, on the Closing Date.

3.2     Payment of Purchase Price.

(a)     Upon the terms and subject to the conditions set forth in this Agreement, in consideration of the aforesaid sale, assignment, conveyance, transfer and delivery of the Purchased Assets, Buyer shall (i) pay to Seller cash in an aggregate amount equal to (A)

$173,100,000 (as may be adjusted pursuant to Section 3.2(b), the "Initial Amount") plus (B) the amount, if any, by which the Closing Adjustment Amount exceeds the Target Adjustment Amount, or minus (C) the amount, if any, by which the Target Adjustment Amount exceeds the Closing Adjustment Amount (the "Purchase Price"), and (ii) assume and agree to pay, perform and otherwise discharge the Assumed Liabilities.  For the avoidance of doubt, Buyer acknowledges that its assumption of, and agreement to pay, perform or otherwise discharge, the Assumed Liabilities constitutes an integral part of the consideration to be received by Seller in respect of the sale, assignment, conveyance, transfer and deliver of the Purchased Assets hereunder, and that, in the absence of such assumption and agreement by Buyer, Seller would not enter into this Agreement.

(b)     Notwithstanding any provision hereof to the contrary, the Initial Amount shall be (i) increased at the rate of $32,877 per day for each day that the Closing Date occurs before September 1, 2006 and (ii) decreased at the rate of $32,877 per day for each day that the Closing Date occurs after September 1, 2006.

(c)     At least three (3) Business Days prior to the Closing Date, Seller shall provide to Buyer its good faith estimate of the Closing Adjustment Amount, which estimate shall be certified in writing by an appropriate officer of Seller (the "Estimated Adjustment Amount").

(d)     At the Closing, in furtherance but not in duplication of Section 3.2(a), Buyer shall pay to Seller cash in an aggregate amount equal to (A) the Initial Amount plus (B) the amount, if any, by which the Estimated Adjustment Amount exceeds the Target Adjustment Amount, or minus (C) the amount, if any, by which the Target Adjustment Amount exceeds the Estimated Adjustment Amount (the "Closing Payment").  The Closing Payment shall be paid to Seller by Buyer at the Closing by wire transfer of immediately available funds to the account designated by Seller to Buyer at least two (2) Business Days prior to the Closing Date.

3.3.     Adjustment to Purchase Price.

(a)     Within sixty (60) days after the Closing Date, Seller shall deliver to Buyer, at Seller's sole cost and expense, a statement setting forth the Closing Adjustment Amount (the "Closing Statement").  Contemporaneously, Seller shall deliver to Buyer a schedule setting forth a calculation of the Purchase Price and the amount of any payment to be made, and by whom, pursuant to Section 3.3(c).

(b)     In the event that Buyer is in disagreement with the Closing Statement Buyer shall, within ten (10) Business Days after receipt of the Closing Statement, notify Seller of such disagreements setting forth with specificity the nature and amounts thereof.  In the event that Buyer is in disagreement with only a portion of the Closing Statement, Buyer or Seller, as the case may be, shall pay all undisputed amounts in the manner set forth in Section 3.3(c); and all other amounts shall be paid at such time as all disagreements are resolved in accordance with this Section 3.3(b).  If Buyer is in disagreement with the Closing Statement, and Buyer notifies Seller within such ten (10) Business Day period in accordance with this Agreement, then the Parties shall promptly attempt to resolve such disagreements by negotiation.  If the Parties are unable to resolve such disagreements within thirty (30) days following such notice of disagreement by Buyer, then the Parties shall appoint an Independent Accounting Firm within

19

forty-five (45) days following such notice, which shall review the Closing Statement and determine the Closing Adjustment Amount.  In the event that Buyer and Seller cannot promptly agree on the selection of an accounting firm to act as the Independent Accounting Firm, either Party may request the American Arbitration Association to appoint a nationally recognized independent accounting firm, and such appointment shall be final, binding and conclusive on Buyer and Seller.  Resolution of any disagreements shall be made by the Independent Accounting Firm in a writing addressed to all Parties within thirty (30) days following referral to it by the Parties of such disagreements in accordance with this Agreement.  The findings of such Independent Accounting Firm shall be final, binding and conclusive on the Parties. All costs, fees and expenses of the Independent Accounting Firm in resolving the disagreement shall be split equally between Seller and Buyer.

(c)     No later than the fifth (5th) Business Day following the determination of the Closing Adjustment Amount pursuant to Section 3.3(b), either (i) Seller shall pay Buyer the amount, if any, by which the Closing Payment exceeds the Purchase Price, or (ii) Buyer shall pay Seller the amount, if any, by which the Purchase Price exceeds the Closing Payment, in either case, together with simple interest accruing on such payment at the Prime Rate from and after the Closing Date through but not including the date of payment, by wire transfer of immediately available funds to an account designated by the receiving Party.  As used herein, "Prime Rate" means, as of any date, the prime rate as published in The Wall Street Journal on such date or, if not published on such date, on the most recent date of publication.

3.4.     Tax Reporting and Allocation of Purchase Price.

(a)     Buyer and Seller hereby acknowledge and agree that: (i) $110,600,000 of the Initial Amount shall be attributable to the Purchased Assets relating to the Conemaugh Station, including the Emission Allowances relating thereto and the membership interests in Conemaugh Fuels, LLC; and (ii) $62,500,000 of the Initial Amount shall be attributable to the Purchased Assets relating to the Keystone Station, including the Emission Allowances relating thereto and the membership interests in Keystone Fuels, LLC, it being understood that each of the attributions set forth in clauses (i) and (ii) of this Section 3.4(a) shall be adjusted in a manner consistent with the determination of the Purchase Price pursuant to Section 3.3.

(b)     Buyer and Seller shall use their respective reasonable best efforts to agree in good faith upon an allocation among the Purchased Assets of the sum of the Purchase Price and the Assumed Liabilities consistent with Section 1060 of the Code and the Treasury Regulations thereunder within sixty (60) days after the determination of the Closing Adjustment Amount pursuant to Section 3.3(b).  In the event that the Parties cannot agree on a mutually satisfactory allocation within such sixty (60) day period, the Parties shall appoint an Independent Accounting Firm that shall, at Seller's and Buyer's joint expense, determine the appropriate allocation.  In the event that Buyer and Seller cannot promptly agree on the selection of an accounting firm to act as the Independent Accounting Firm, either Party may request the American Arbitration Association to appoint a nationally recognized independent accounting firm, and such appointment shall be final, binding and conclusive on Buyer and Seller. Resolution of any disagreements shall be made by the Independent Accounting Firm in a writing addressed to all Parties within thirty (30) days following referral to it by the Parties of such disagreements in accordance with this Agreement.  The finding of such Independent Accounting

Firm shall be final, binding and conclusive on the Parties. After determination of the allocation by agreement of the Parties or by binding determination of the Independent Accounting Firm, Buyer and Seller shall file, for the tax year in which the Closing occurs, Internal Revenue Service Form 8594, and all Tax Returns, in accordance with such allocation. Buyer and Seller shall report the transactions contemplated by this Agreement for U.S. federal Income Tax and all other Tax purposes in a manner consistent with the allocation determined pursuant to this Section 3.4. Buyer and Seller shall provide the other promptly with any information required to complete Form 8594. Buyer and Seller shall notify and provide the other with reasonable assistance in the event of an examination, audit or other proceeding regarding the agreed-upon allocation of the Purchase Price and the Assumed Liabilities.

3.5. <u>Prorations</u>.

(a) Except as otherwise provided in this Agreement, all of the items customarily prorated relating to the ownership, lease, maintenance or operation of the Purchased Assets, including those listed below (but expressly excluding Income Taxes), shall be prorated as of the Closing Date, with Seller liable to the extent such items relate to any period prior to the Closing Date, and Buyer liable to the extent such items relate to any period on or after the Closing Date (measured in the same units used to compute the item in question, and otherwise measured by calendar days):

(i) Personal property, real estate and occupancy Taxes, assessments and other charges, if any, on or with respect to the ownership, lease, maintenance or operation of the Purchased Assets;

(ii) Rent, Taxes (other than those governed by clause (i) above) and all other items (including prepaid services and goods not included in Inventory), in each case, payable by or to Seller under any of the Seller's Agreements;

(iii) Any permit, license, registration, compliance assurance fees or other fees with respect to any Seller's Permit;

(iv) Sewer rents and charges for water, telephone, electricity and other utilities;

(v) Insurance premiums paid on or with respect to the ownership, lease, maintenance or operation of the Purchased Assets to the extent payable under any policy or other arrangement included among the Seller's Agreements; and

(vi) Prepaid operating and maintenance expenses, whether arising under the Jointly Owned Stations Operating Agreements or otherwise.

(b) Seller or Buyer, as the case may be, shall promptly reimburse the other Party that portion of any amount paid by such other Party to the extent relating to the period for which Seller or Buyer, as the case may be, is liable under Section 3.5(a), in each case, upon presentation of a statement setting forth in reasonable detail the nature and amount of any such payment. In connection with the prorations set forth in Section 3.5(a), if actual figures are not available on the Closing Date, the proration shall be calculated based upon the respective

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amounts accrued through the Closing Date or paid for the most recent year or other appropriate period for which such amounts paid are available. All prorated amounts shall be recalculated and paid to the appropriate Party within sixty (60) days after the date that the previously unavailable actual figures become available. Seller and Buyer shall furnish each other with such documents and other records as may be reasonably requested in order to confirm all proration calculations made pursuant to this Section 3.5. Notwithstanding anything to the contrary herein, no proration shall be made under this Section 3.5 with respect to (i) real property Tax refunds that are Excluded Assets under Section 2.2(g) or (ii) Taxes payable by Buyer pursuant to Section 6.5(a).

3.6     Deliveries by Seller. At the Closing, Seller shall deliver, or cause to be delivered, the following to Buyer:

(a)     One or more Special Warranty Deeds, duly executed by Seller and in recordable form;

(b)     The Bills of Sale, duly executed by Seller;

(c)     The Assignment and Assumption Agreements, duly executed by Seller;

(d)     Evidence, in form and substance reasonably satisfactory to Buyer, demonstrating that Seller has obtained the Seller's Required Regulatory Approvals set forth on Schedule 7.2(c);

(e)     A FIRPTA Affidavit, duly executed by Seller;

(f)     Copies, certified by the Secretary or Assistant Secretary of Seller, of resolutions authorizing the execution, delivery and performance of this Agreement, each Additional Agreement to which Seller is a party and all of the other agreements and instruments, in each case, to be executed, delivered and performed by Seller in connection herewith;

(g)     A certificate of the Secretary or Assistant Secretary of Seller identifying the name and title and bearing the signatures of the officers of Seller authorized to execute and deliver this Agreement, each Additional Agreement to which Seller is a party and the other agreements and instruments contemplated hereby;

(h)     All such other agreements, documents, instruments and writings as shall, in the reasonable opinion of Buyer and its counsel, be necessary to sell, assign, convey, transfer and deliver to Buyer the Purchased Assets, in accordance with this Agreement and, where necessary or desirable, in recordable form, provided that Seller shall not be required to prepare or obtain any survey, abstract, title opinion or title insurance policy with respect to the Real Property; and

(i)     Such other agreements, documents, instruments and writings as are reasonably required to be delivered by Seller at or prior to the Closing Date pursuant to this Agreement or otherwise reasonably required in connection herewith.

3.7. <u>Deliveries by Buyer</u>. At the Closing, Buyer shall deliver, or cause to be delivered, the following to Seller:

(a)  The Closing Payment, by wire transfer of immediately available funds in accordance with Seller's instructions to the account of Seller as designated by Seller at least two (2) Business Days prior to the Closing Date;

(b)  Cash in an amount equal to the lesser of (i) $100,000 and (ii) the amount of all out-of-pocket costs and expenses incurred by Seller for the title reports and surveys in connection with the transactions contemplated hereby or surveys relating to the Real Property, by wire transfer of immediately available funds in accordance with Seller's instructions to the account of Seller to be designated by Seller at least two (2) Business Days prior to the Closing Date;

(c)  Cash in an amount equal to the sum of (i) the Station Working Funds and (ii) the Fuels Working Funds, by wire transfer of immediately available funds in accordance with Seller's instructions to the account of Seller to be designated by Seller at least two (2) Business Days prior to the Closing Date;

(d)  The Assignment and Assumption Agreements, duly executed by Buyer;

(e)  Evidence, in form and substance reasonably satisfactory to Seller, demonstrating that Buyer has obtained the Buyer's Required Regulatory Approvals set forth on Schedule 7.1(c);

(f)  Copies certified by the Secretary or Assistant Secretary of Buyer, of resolutions authorizing the execution, delivery and performance of this Agreement, each Additional Agreement to which Buyer is a party, and all of the other agreements and instruments, in each case, to be executed, delivered and performed by Buyer in connection herewith;

(g)  A certificate of the Secretary or Assistant Secretary of Buyer identifying the name and title and bearing the signatures of the officers of Buyer authorized to execute and deliver this Agreement, each Additional Agreement to which Buyer is a party and the other agreements contemplated hereby;

(h)  All such other permits, agreements, documents, instruments and writings as shall, in the reasonable opinion of Seller and its counsel, be necessary for Buyer to purchase and acquire the Purchased Assets, and to assume the Assumed Liabilities, in each case, in accordance with this Agreement and, where necessary or desirable, in recordable form; and

(i)  Such other permits, agreements, documents, instruments and writings as are reasonably required to be delivered by Buyer at or prior to the Closing Date pursuant to this Agreement or otherwise reasonably required in connection herewith.

3.8. <u>Post-Closing Excluded Asset Deliveries</u>. In the event that Seller or Buyer, or any of their respective Representatives, shall determine after the Closing that any Excluded Asset is in the possession of Buyer or any of its Representatives, Buyer shall, or shall cause any such

Representative to, promptly, but in no event later than five (5) Business Days following such determination, pay or deliver, or cause to be paid or delivered, to Seller such Excluded Asset, at Seller's sole cost and expense.

# ARTICLE IV

## REPRESENTATIONS AND WARRANTIES OF SELLER

As an inducement to Buyer to enter into this Agreement and consummate the transactions contemplated hereby, Seller hereby represents and warrants to Buyer as follows (all such representations and warranties, except those set forth in Sections 4.1, 4.2 and 4.5, being made to the Knowledge of the Seller):

4.1. <u>Organization; Qualification</u>. Seller is a corporation validly existing and in good standing under the laws of the State of New Jersey and has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as it is now being conducted. Seller is duly qualified to do business as a foreign corporation and is in good standing under the laws of each jurisdiction in which its business as now being conducted requires it to be so qualified, except to the extent that the failure to be so qualified would not, individually or in the aggregate, have a Material Adverse Effect.

4.2. <u>Authority</u>. Seller has full corporate power and authority to execute and deliver this Agreement and each Additional Agreement to which it is a party and to consummate the transactions contemplated hereby and thereby. The execution and delivery by Seller of this Agreement and each Additional Agreement to which it is a party and the consummation by Seller of the transactions contemplated hereby and thereby have been duly authorized by all necessary corporate action required on the part of Seller. This Agreement has been duly executed and delivered by Seller; and this Agreement constitutes, and upon the execution and delivery by Seller of each Additional Agreement to which it is a party, each such Additional Agreement will constitute, the valid and binding obligation of Seller, enforceable against Seller in accordance with its terms, except that (a) such enforceability may be subject to any bankruptcy, insolvency, reorganization, fraudulent conveyance, moratorium or other Laws now or hereafter in effect affecting or relating to enforcement of creditors' rights generally and (b) the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.

4.3. <u>Consents and Approvals; No Violation</u>

(a) Except as set forth on Schedule 4.3(a), subject to obtaining or making all Seller's Required Regulatory Approvals, neither the execution and delivery by Seller of this Agreement and the Additional Agreements to which it is a party nor the consummation by Seller of the transactions contemplated hereby and thereby will (i) conflict with or result in any breach of any provision of the certificate of incorporation or bylaws of Seller; (ii) result in a default (or give rise to any right of termination, cancellation or acceleration) under any of the terms, conditions or provisions of any note, bond, mortgage, indenture, material agreement or other instrument or obligation to which Seller is a party or by which it, or any of the Purchased Assets, may be bound, except for such defaults (or rights of termination, cancellation or acceleration) as to which requisite consents, approvals or waivers have been, or will be prior to the Closing obtained, or which would not, individually or in the aggregate, have a Material Adverse Effect; or (iii) constitute a violation of any Law, order, judgment or decree applicable to Seller which violation, individually or in the aggregate, would have a Material Adverse Effect.

(b) Except for consents, approvals, filings and notices (i) required under the HSR Act or (ii) set forth on Schedule 4.3(b) (the consents, approvals, filings and notices referred to in clause (ii) of this sentence are collectively referred to herein as the "Seller's Required Regulatory Approvals"), no consent or approval of, filing with, or notice to, any Governmental Authority is necessary for the execution and delivery by Seller of this Agreement and the Additional Agreements to which it is a party or the consummation by Seller of the transactions contemplated hereby or thereby, other than (i) such consents, approvals, filings and notices which, if not obtained or made, would not materially impair Seller's ability to perform its material obligations under this Agreement or such Additional Agreements or to own the Purchased Assets; (ii) such consents, approvals, filings and notices which become applicable to Seller or the Purchased Assets as a result of the status of Buyer (or any of its Affiliates) or as a result of any other facts that specifically relate to the business or activities in which Buyer (or any of its Affiliates) is or proposes to be engaged; and (iii) such consents, approvals, filings and notices, the failure of which to obtain or make would not, individually or in the aggregate, have a Material Adverse Effect.

4.4. Insurance. All material policies of fire, liability, workers' compensation and other forms of insurance owned or held by, or on behalf of, Seller and insuring any Purchased Assets are in full force and effect, all premiums with respect thereto covering all periods up to and including the date hereof have been paid (other than retroactive premiums which may be payable with respect to comprehensive general liability and workers' compensation insurance policies), and no written notice of cancellation or termination has been received by Seller with respect to any such policy which was not replaced on substantially similar terms prior to the date of such cancellation or termination. Since January 1, 2003, Seller has not been refused any such insurance with respect to any Purchased Assets

4.5. Title and Related Matters. Except for Permitted Encumbrances, Seller has good, valid and marketable title to the Real Property included in the Purchased Assets and has good and valid title to all other Purchased Assets, free and clear of all Encumbrances.

4.6. Environmental Matters. Except as set forth on Schedule 4.6:

(a) All Environmental Permits that Seller requires in order to own, lease, maintain and operate the Purchased Assets are held by or on behalf of Seller, and Seller is otherwise in compliance with applicable Environmental Laws with respect to the ownership, lease, maintenance or operation of the Purchased Assets, except for such failures to hold or comply with required Environmental Permits, and such failures to be in compliance with applicable Environmental Laws, as would not, individually or in the aggregate, have a Material Adverse Effect.

(b)     Since January 1, 2003, Seller has not received any written request for information, or been notified in writing that it is a potentially responsible party under CERCLA or any similar state law, with respect to any of the Sites, or any written notice relating to any Governmental Authority's allegation or investigation of any violations by Seller of any Environmental Laws relating to the Purchased Assets or the Jointly Owned Stations.

(c)     Since January 1, 2003, Seller has not entered into or agreed to any decree, order or judgment under any Environmental Law relating to the Purchased Assets or the Jointly Owned Stations, and Seller is not subject to any outstanding decrees, orders or judgments relating to compliance with any Environmental Law or to the Remediation of Hazardous Substances under any Environmental Law, in each case, relating to the Purchased Assets or the Jointly Owned Stations.

(d)     Notwithstanding any provision to the contrary in this Agreement, including Sections 4.6(a), (b) and (c) hereof, Seller makes no representation or warranty with respect to Seller's compliance with Environmental Laws relating to the construction of new, or modification of existing, sources of air emissions.

4.7.     Real Property.  Schedule 4.7 sets forth a description of the Real Property.  True and correct copies of all current surveys, abstracts, title opinions and policies of title insurance currently in force, in each case, in Seller's possession and relating to the Real Property, have been previously delivered or otherwise made available to Buyer.

4.8.     Condemnation.  Since January 1, 2003, Seller has not received any written notice of any pending or threatened proceedings or actions by any Governmental Authority to condemn or take by power of eminent domain all or any material part of the Purchased Assets.

4.9.     Contracts and Leases.

(a)     Schedule 4.9(a) sets forth a list of all written Seller's Agreements, other than such contracts, licenses, agreements, arrangements and leases as (i) constitute Excluded Assets or Excluded Liabilities, (ii) may be terminated after the Closing by Buyer upon notice of no more than ninety (90) days, (iii) involve future annual expenditures by Buyer after the Closing of $50,000 or less, (iv) are expected to expire or terminate prior to the Closing or (v) are entered into by or on behalf of Seller after the date hereof consistent with the terms of this Agreement.

(b)     Except as set forth on Schedule 4.9(b), each Seller's Agreement set forth on Schedule 4.9(a) constitutes the valid and binding obligation of Seller and the other parties thereto.

(c)     Except as set forth on Schedule 4.9(c), there is not under any Seller's Agreement set forth on Schedule 4.9(a) any default or event which, with notice or lapse of time or both, would constitute a material default on the part of Seller or any other party thereto.

4.10.     Legal Proceedings.  There are no suits, actions or proceedings pending or threatened against Seller by or before any Governmental Authority, which would, individually or in the aggregate, impair Seller's ability to consummate the transactions contemplated hereby or by any Additional Agreement to which it is a party. Seller is not subject to any judgment, order or decree of any Governmental Authority which would, individually or in the aggregate, impair Seller's ability to consummate the transactions contemplated hereby or by any Additional Agreement to which it is a party. Except as set forth on Schedule 4.10, there are no suits, actions or proceedings pending or threatened as of the date hereof against Seller by or before any Governmental Authority relating to the Purchased Assets or the Jointly Owned Stations, other than such as would not, individually or in the aggregate, have a Material Adverse Effect if adversely determined.

4.11.    Seller's Permits.  All material permits, certificates, licenses and other authorizations of all Governmental Authorities (collectively, "Seller's Permits") that Seller requires in order to own, lease, maintain and operate the Purchased Assets, are held by or on behalf of Seller except for Environmental Permits (which are governed by Section 4.6).

4.12.    Brokers; Finders.  Except as set forth on Schedule 4.12, Seller has not, and none of Seller's Affiliates have, retained any financial advisor, broker, agent, or finder or paid or agreed to pay any financial advisor, broker, agent, or finder on account of this Agreement or the transactions contemplated hereby.  Buyer shall not have any responsibility or liability with respect to any Person set forth on Schedule 4.12.

4.13.    Special Purpose Financial Statements.  The audited Special Purpose Financial Statements present fairly, in all material respects, (i) in the case of Conemaugh Fuels, LLC and Keystone Fuels, LLC, the financial position of such entities as of the dates of the respective balance sheets included therein, and the results of operations and cash flows of such entities for the respective periods ended on such dates in conformity with accounting principles generally accepted in the U.S. and (ii) in the case of the Jointly Owned Stations, the owners' assets, liabilities, and investment in such Jointly Owned Stations as of the dates of such statements included therein, and the charges to such Jointly Owned Stations' operations for the periods ended on such dates, on the basis of accounting described in note 1 to each thereof.  Seller has provided or made available to Buyer true and correct copies of the Special Purpose Financial Statements.

4.14.    Employees.  Seller has no employees employed at either the Conemaugh Station or the Keystone Station, and the Seller is not transferring to Buyer any employees of the Conemaugh Station or the Keystone Station.

4.15.    Disclosures.  To the extent relating to Seller's Interests in the respective membership interests of Keystone Fuels, LLC and Conemaugh Fuels, LLC, none of the representations and warranties of Seller contained herein and none of the information contained in the Schedules hereto is false or misleading in any material respect or omits to state a fact herein or therein necessary to make the statements herein or therein not misleading in any material respect

4.16.    Taxes.  Seller has timely filed all Tax Returns required to be filed by Seller with respect to the conduct of the Jointly Owned Stations and ownership of the Purchased Assets, including Tax Returns for all applicable federal, state and local income, franchise, sales, use, property, excise and other Taxes, and such Tax Returns are accurate, complete and correct.  The

Seller has paid all Taxes required to be paid pursuant to such Tax Returns or otherwise required by Law to be paid by it, and there are no other Taxes payable on account of the ownership of the Purchased Assets from the date of the inception of the Seller's investment in the Purchased Assets to the date hereof, except for Taxes not yet due in the ordinary course of business (for which adequate reserves have been established).  All other federal, state and local Taxes which the Seller was or is required by Law to withhold or collect have been and are being withheld or collected by it and have been and are being paid over to the proper Governmental Authorities or are being held by the Seller in accordance with Law for such payment.

## ARTICLE V

## REPRESENTATIONS AND WARRANTIES OF BUYER

As an inducement to Seller to enter into this Agreement and consummate the transactions contemplated hereby, Buyer hereby represents and warrants to Seller as follows:  all such representations and warranties, except those set forth in Sections 5.1, 5.2 and 5.5, being made to the actual knowledge of the Buyer

5.1.    Organization; Qualification.  Buyer is a corporation, validly existing and in good standing under the laws of the Commonwealth of Pennsylvania and has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as it is now being conducted.  Buyer has heretofore delivered to Seller true and correct copies of its articles of incorporation and bylaws as currently in effect.

5.2.    Authority.  Buyer has full corporate power and authority to execute and deliver this Agreement and each Additional Agreement to which it is a party and to consummate the transactions contemplated hereby and thereby.  The execution and delivery of this Agreement and each such Additional Agreement by Buyer and the consummation by Buyer of the transactions contemplated hereby and thereby have been duly authorized by all necessary corporate action required on the part of Buyer.  This Agreement has been duly executed and delivered by Buyer; and this Agreement constitutes, and upon the execution and delivery by Buyer of each Additional Agreement to which it is a party, each such Additional Agreement will constitute, the valid and binding obligation of Buyer, enforceable against Buyer in accordance with its terms, except that (a) such enforceability may be subject to any bankruptcy, insolvency, reorganization, fraudulent conveyance, moratorium or other Laws now or hereafter in effect affecting or relating to enforcement of creditors' rights generally and (b) the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.

5.3.    Consents and Approvals; No Violation.

(a)    Except as set forth on Schedule 5.3(a), and subject to obtaining or making all Buyer's Required Regulatory Approvals, neither the execution and delivery by Buyer of this Agreement and the Additional Agreements to which it is a party nor the consummation by Buyer of the transactions contemplated hereby and thereby will (i) conflict with or result in any breach of any provision of the articles of incorporation or bylaws of Buyer or any of its Subsidiaries; (ii) result in a default (or give rise to any right of termination, cancellation or acceleration) under any of the terms, conditions or provisions of any note, bond, mortgage, indenture, material agreement or other instrument or obligation to which Buyer or any of its Subsidiaries is a party or by which Buyer, any such Subsidiary or any of their respective properties and assets may be bound, except for such defaults (or rights of termination, cancellation or acceleration) as to which requisite consents, approvals or waivers have been or will be prior to the Closing obtained, or which would not, individually or in the aggregate, have a Material Adverse Effect or materially impair Buyer's ability to consummate the transactions contemplated hereby or by any Additional Agreement, or to perform its material obligations hereunder or thereunder (a "<u>Buyer Material Adverse Effect</u>"); or (iii) constitute a violation of any Law, order, judgment or decree applicable to Buyer or any of its Subsidiaries, which violation, individually or in the aggregate, would have a Material Adverse Effect or a Buyer Material Adverse Effect.

(b)      Except for consents, approvals, filings and notices (i) required under the HSR Act or (ii) set forth on Schedule 5.3(b) (the consents, approvals, filings and notices referred to in clause (ii) of this sentence are collectively referred to herein as the "<u>Buyer's Required Regulatory Approvals</u>"), no consent or approval of, filing with, or notice to, any Governmental Authority is necessary for the execution and delivery by Buyer of this Agreement and the Additional Agreements to which it is a party or the consummation by Buyer of the transactions contemplated hereby or thereby, other than such consents, approvals, filings or notices, which, if not obtained or made, would not have a Material Adverse Effect or a Buyer Material Adverse Effect.

5.4.      <u>Buyer's Permits</u>.  All permits, certificates, licenses and other authorizations of all Governmental Authorities that Buyer requires in order to own, lease, maintain and operate the Purchased Assets (collectively, "<u>Buyer's Permits</u>") are, or will be at or prior to the Closing, held by or on behalf of Buyer.  Buyer is qualified to obtain and, after the Closing, shall retain all Buyer Permits, including Environmental Permits, necessary for Buyer to own, lease, maintain and operate the Purchased Assets.

5.5.      <u>Availability of Funds</u>.  Buyer has sufficient funds on hand or available to it pursuant to existing lines of credit to permit Buyer on the Closing Date to pay the Purchase Price, all other amounts payable by Buyer hereunder or under any Additional Agreement, and all fees and expenses incurred by Buyer in connection with the transactions contemplated hereby and by the Additional Agreements, and to permit Buyer to timely pay or perform all of its other obligations under this Agreement and the Additional Agreements.

5.6.      <u>Financial Statements</u>.  Buyer has provided Seller with true and correct copies of its balance sheet, income statement and statement of changes in cash flows for each of its fiscal years ended December 31, 2004 and 2003, together with the related reports of its independent accountants, Deloitte & Touche, LLP, and for its most recently completed fiscal quarter (collectively, "<u>Buyer's Financial Statements</u>").  Buyer's Financial Statements have been prepared in accordance with U.S. generally accepted accounting principles consistently applied and fairly reflect, in all material respects, the financial position, results of operations and cash flows of Buyer at and for the periods stated therein.

5.7.      <u>Legal Proceedings</u>.  There are no suits, actions or proceedings pending or threatened against Buyer by or before any Governmental Authority, which would, individually or in the aggregate, have a Buyer Material Adverse Effect or would materially impair Buyer's ability to consummate the transactions contemplated hereby or by any Additional Agreement to which it is a party. Buyer is not subject to any judgments, orders or decrees of any Governmental Authority which would, individually or in the aggregate, have a Material Adverse Effect or a Buyer Material Adverse Effect.

5.8. <u>No Knowledge of Seller's Breach</u>. On the date hereof, Buyer has no actual knowledge, without duty of inquiry, of any breach by Seller of any representation or warranty made by Seller in this Agreement or in any form of Additional Agreement attached hereto as an Exhibit that would excuse Buyer from the timely performance of its obligations hereunder or under the Additional Agreements.

5.9. <u>Inspections</u>. Buyer has, prior to the execution and delivery of this Agreement, (a) reviewed the environmental site assessments prepared for Seller and set forth on Schedule 5.9, (b) had full opportunity to conduct to its satisfaction Inspections of the Purchased Assets, including the Sites, and (c) fully completed and approved the results of all Inspections of the Purchased Assets. Buyer acknowledges, after such review and Inspections, that no further investigation of the Sites is necessary for purposes of acquiring the Purchased Assets for Buyer's intended use, and Buyer hereby irrevocably and unconditionally waives any and all objections to or claims with respect to all physical characteristics and existing conditions at the Sites, including existing Environmental Conditions and the presence of any Hazardous Substances at the Sites

5.10. <u>Regulation as a Utility</u>. Buyer is not subject to regulation as a public utility or public service company (or similar designation) by any Governmental Authority. Buyer is a holding company exempt from registration under PUHCA.

5.11. <u>Brokers; Finders</u>. Buyer has not, and none of Buyer's Affiliates have, retained any financial advisor, broker, agent, or finder or paid or agreed to pay any financial advisor, broker, agent, or finder on account of this Agreement or the transactions contemplated hereby.


**ARTICLE VI**

**<u>COVENANTS OF THE PARTIES</u>**


6.1. <u>Access to Information</u>.

(a) Between the date of this Agreement and the Closing Date, Seller shall: (i) give Buyer and its Representatives, during normal business hours and upon reasonable notice, reasonable access to all books, records, plans, offices and other facilities and properties in the possession of Seller included in the Purchased Assets (it being understood that Seller shall have the right to have a Representative present at all times during any such access); (ii) furnish Buyer with such financial and operating data and other information in the possession of Seller with respect to the Purchased Assets as Buyer may from time to time reasonably request; and (iii) furnish Buyer with all such other information in the possession of Seller as shall be reasonably necessary to enable Buyer, at its request, to verify the accuracy of the representations and warranties of Seller contained in this Agreement; provided, however, that (A) any such access or requests shall be conducted in such manner as not to interfere unreasonably with the operation of the Purchased Assets, (B) Seller shall not be required to take any action which would constitute a waiver of the attorney-client or other privilege, (C) Seller need not supply Buyer with any information which Seller is under a legal or contractual obligation not to supply, and (D) Seller shall not be required to supply Buyer with any information with respect to the Jointly Owned Stations to which Seller is not entitled pursuant to the terms of the Jointly Owned Stations Operating Agreements. Notwithstanding anything herein to the contrary, prior to the Closing Date, Buyer shall not have the right to perform or conduct, or cause to be performed or conducted, any environmental sampling or testing at, in, on or underneath the Jointly Owned Stations.

(b)     All information furnished to or obtained by Buyer and Buyer's Representatives pursuant to this Section 6.1 shall be Proprietary Information and shall be kept confidential in accordance with the terms of the Confidentiality Agreement. Nothing in this Section 6.1 is intended to or shall be deemed to amend, supplement or otherwise modify the obligations of Buyer, its Representatives or its Affiliates under the Confidentiality Agreement, all of which remain in effect until termination of such agreement in accordance with its terms. Buyer shall be subject to and bound by all obligations of Duquesne Power, LP under the Confidentiality Agreement as though Buyer were a party thereto.

(c)     For a period of seven (7) years from and after the Closing Date, each Party and its Representatives shall have reasonable access during normal business hours to all of the books and records of the Purchased Assets in the possession of the other Party to the extent that such access may reasonably be required by such Party in connection with the Assumed Liabilities or the Excluded Liabilities, or other matters relating to or affected by the ownership, lease, maintenance or operation of the Purchased Assets or the Excluded Assets. Such access shall be afforded by the Party in possession of any such books and records upon receipt of reasonable advance notice and during normal business hours. The Party exercising this right of access shall be solely responsible for any costs or expenses incurred by it or the other Party with respect to such access pursuant to this Section 6.1(c). If the Party in possession of such books and records shall desire to dispose of any books and records upon or prior to the expiration of such seven-year period, such Party shall, prior to such disposition, give the other Party a reasonable opportunity, at such other Party's cost and expense, to segregate and remove such books and records as such other Party may select.

(d)     Buyer shall not, prior to the Closing Date, contact any customer, vendor, supplier of, or director, officer, partner, member or employee of (other than as contemplated by Section 6.10(c)), or any other Person having business dealings with, Seller or its Affiliates with respect to any aspect of the Purchased Assets or the transactions contemplated hereby or by any Additional Agreement, including any Governmental Authority, without the prior written consent of Seller, which shall not be unreasonably withheld or delayed. Other than the NJBPU and PaPUC, Seller shall not, prior to the Closing Date, contact any director, officer, partner, member or employee of (other than as contemplated by Section 6.10(c), or any other Person having business dealings with, Buyer or its Affiliates with respect to any aspect of the transactions contemplated hereby or by any Additional Agreement, including any Governmental Authority, without the prior written consent of Buyer, which shall not be unreasonably withheld or delayed. Without limiting the generality of the foregoing, (i) prior to Closing, Buyer shall not investigate or inquire as to any matter with any Governmental Authority having jurisdiction over any aspect of the Purchased Assets, unless and until the written consent of Seller (not to be unreasonably withheld or delayed) to the making of such investigation or inquiry has been received by Buyer and after consultation with Seller as to the scope and manner of the investigation or inquiry, and (ii) Buyer's right of examination and access pending the Closing with respect to environmental matters relating to the Purchased Assets shall be limited to an examination of existing records and interviews with personnel as authorized in writing by Seller, and in no event shall include physical testing of or collection of samples from the Real Property or the Purchased Assets or contacting staff or officials of any Governmental Authority or any other third party.

6.2. <u>Public Statements</u>. Subject to Section 6.1(d), except as required by applicable Law or by applicable rules of any national securities exchange, the Parties shall consult with each other in advance, in the manner contemplated by Section 10.8, prior to the Closing Date, with respect to any press release or other public announcement, statement or comment relating to the transactions contemplated by this Agreement; provided, however, that, notwithstanding the provisions of Section 6.1(d) relating to any other Person having business dealings with any Party, the Parties shall be permitted, subject to applicable Law and the Confidentiality Agreement, to discuss with members of the investment and financing community the transactions contemplated hereby, and the financial and operational effects of consummating such transactions, in connection with bona fide financing and credit-related endeavors.

6.3. <u>Further Assurances</u>.

(a) Subject to the terms and conditions of this Agreement, each of the Parties hereto shall use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws to consummate and make effective the purchase and sale of the Purchased Assets pursuant to this Agreement and the assumption of the Assumed Liabilities, including using its reasonable best efforts to ensure satisfaction of the conditions precedent to each Party's obligations hereunder, including obtaining all necessary consents, approvals and authorizations of, and making all required notices or filings with, third parties required to be obtained or made in order to consummate the transactions hereunder. Without limiting the generality of the foregoing, Seller shall use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws to release the Purchased Assets from the Encumbrance under the Indenture, dated January 15, 1937, by and between ACE and The Bank of New York, as Trustee, as amended. Seller shall use Commercially Reasonable Efforts to cooperate with Buyer in its efforts to obtain all Buyer's Permits, Environmental Permits and Buyer's Required Regulatory Approvals necessary for Buyer to operate the Purchased Assets substantially in the manner operated by Seller prior to the Closing Date. Buyer shall use Commercially Reasonable Efforts to cooperate with Seller in its efforts to obtain all of Seller's Required Regulatory Approvals. No Party shall, without prior written consent of the other Party, take or fail to take any action which might reasonably be expected to prevent or materially impede, interfere with or delay the transactions contemplated by this Agreement or any Additional Agreement.

(b) Without limiting the generality of Section 6.3(a):

32

(i) In the event that any Purchased Asset shall not have been conveyed to Buyer at the Closing, Seller shall, subject to Section 6.3(b)(ii), use Commercially Reasonable Efforts after the Closing to convey such asset to Buyer as promptly as practicable.

(ii) To the extent that Seller's right, title and interest in, to and under any material Seller's Agreement may not be assigned without the consent, approval or authorization of any third party which consent, approval or authorization has not been obtained by the Closing Date, this Agreement shall not constitute an agreement to assign such right, title and interest if an attempted assignment would constitute a breach of such Seller's Agreement or violate any applicable Law. If any consent, approval or authorization to such assignment of any material Seller's Agreement shall not be obtained, or if any attempted assignment would be ineffective or would materially impair Buyer's rights and obligations under such Seller's Agreement, such that Buyer would not acquire and assume the benefit and detriment of all such rights and obligations, Seller, at its option and to the fullest extent permitted by applicable Law and such Seller's Agreement, shall, from and after the Closing Date, appoint Buyer to be Seller's agent with respect to such Seller's Agreement, or, to the fullest extent permitted by applicable Law and such Seller's Agreement, enter into such reasonable arrangements with Buyer or take such other actions as are necessary to provide Buyer with the same or substantially similar rights and obligations under such Seller's Agreement.

6.4. <u>Consents and Approvals</u>. Without limiting the generality of Section 6.3(a):

(a) As promptly as practicable, but in no event later than forty-five (45) days after the date of this Agreement, Seller and Buyer shall each file or cause to be filed with the Federal Trade Commission and the U.S. Department of Justice all notifications required to be filed under the HSR Act and the rules and regulations promulgated thereunder, as amended, with respect to the transactions contemplated hereby and by the Additional Agreements. The Parties shall use their respective Commercially Reasonable Efforts to respond promptly to any requests for additional information made by such agencies, and to cause the applicable waiting period under the HSR Act to terminate or expire at the earliest possible date after the date of filing. Buyer shall pay all filing fees payable under the HSR Act but each Party shall bear its own costs and expenses of the preparation of any such filing and any such response.

(b) As promptly as practicable, but in no event later than forty-five (45) days after the date of this Agreement, Seller and Buyer shall take, or cause to be taken, all actions, and do, or cause to be done, all things necessary, proper or advisable under applicable Laws to obtain all required consents and approvals of all other Governmental Authorities, including the NJBPU and the PaPUC, and make all other filings and give all other notices required to be made prior to the Closing with respect to the transactions contemplated hereby and by the Additional Agreements, including with respect to the Seller's Required Regulatory Approvals and Buyer's Required Regulatory Approvals. The Parties shall respond promptly to any requests for additional information made by such Persons, and use their respective Commercially Reasonable Efforts to cause all such consents and approvals, without conditions, to be obtained or waived at the earliest possible date after the date of filing. Each Party shall bear its own costs and expenses of the preparation of any such filing or notice.

(c)     Without limiting the generality of Section 6.4(b), as promptly as practicable, but in no event later than forty-five (45) days after the date of this Agreement, each Party shall make all filings required by such Party under the Federal Power Act.  Prior to filing any application with the FERC, both Parties shall prepare such application and shall incorporate into such application all revisions reasonably requested by the other Party.  Each Party shall be solely responsible for its own cost of preparing and filing such application, as well as all petitions for rehearing and all reapplications, provided, however, that Buyer shall bear all costs and expenses associated with experts and consultants reasonably necessary for the preparation of any required market power study or report.  If any filing is rejected by the FERC, the Parties shall petition the FERC for rehearing or permission to re-submit an application with the FERC.

6.5.     Certain Tax Matters.

(a)     All transfer, sales and similar Taxes ("Transfer Taxes") incurred in connection with this Agreement and the Additional Agreements, and the transactions contemplated hereby and thereby (including (i) sales and use Tax on the sale or purchase of the Purchased Assets imposed by Pennsylvania and (ii) transfer Tax on conveyances of interests in real property imposed by Pennsylvania or any political subdivision thereof) shall be borne by Buyer (and, to the extent paid by Seller, Buyer shall reimburse Seller upon request).  Buyer, at its expense, shall prepare and file, to the extent required by, or permissible under, applicable Law, all necessary Tax Returns and other documentation with respect to all such Transfer Taxes, and, if required by applicable Law, Seller shall join in the execution of all such Tax Returns and other documentation; provided, however, that prior to the Closing Date, to the extent applicable, Buyer shall provide to Seller appropriate certificates of Tax exemption from each applicable Governmental Authority.

(b)     With respect to Taxes to be prorated in accordance with Section 3.5, Buyer shall prepare and timely file all Tax Returns required to be filed after the Closing Date with respect to the Purchased Assets, if any, and shall timely pay all Taxes shown to be due on such Tax Returns.  Buyer's preparation of such Tax Returns shall be subject to Seller's approval, which approval shall not be unreasonably withheld or delayed.  Buyer shall make each such Tax Return available for Seller's review and approval no later than fifteen (15) Business Days prior to the due date for filing such Tax Return, it being understood that Seller's failure to approve any such Tax Return shall not limit Buyer's obligation to timely file such Tax Return and timely pay all Taxes shown to be due thereon.

(c)     Buyer and Seller shall provide the other with such assistance as may reasonably be requested by the other Party in connection with the preparation of any Tax Return, audit or other examination, or any proceeding, by or before any Governmental Authority relating to Liability for Taxes, and each Party shall retain and provide the requesting Party with all books and records or other information which may be relevant to such Tax Return, audit, examination or proceeding.  All books, records and information obtained pursuant to this Section 6.5(c) or pursuant to any other Section that provides for the sharing of books, records and information or review of any Tax Return or other instrument relating to Taxes shall be kept confidential by the parties hereto in accordance with the terms and conditions set forth in the Confidentiality Agreement.

(d)    In the event that a dispute arises between Seller and Buyer regarding Taxes or any amount due under this Section 6.5, the Parties shall attempt in good faith to resolve such dispute and any agreed-upon amount shall be promptly paid to the appropriate Party.  If any such dispute is not resolved within thirty (30) days after notice thereof is given to any Party, the Parties shall submit the dispute to an Independent Accounting Firm for resolution, which resolution shall be final, binding and conclusive on the Parties.  In the event that Buyer and Seller cannot promptly agree on the selection of an accounting firm to act as the Independent Accounting Firm, either Party may request the American Arbitration Association to appoint a nationally recognized independent accounting firm, and such appointment shall be final, binding and conclusive on Buyer and Seller.  Notwithstanding anything in this Agreement to the contrary, the costs, fees and expenses of the Independent Accounting Firm in resolving the dispute shall be borne equally by Seller and Buyer.  Any payment required to be made as a result of the resolution by the Independent Accounting Firm of any such dispute shall be made within five (5) Business Days after such resolution, together with any interest determined by the Independent Accounting Firm to be appropriate.

(e)    To the extent that any Party receives a Tax refund or credit with respect to a Tax that was paid or incurred, in whole or in part, by the other Party, such receiving Party shall promptly pay the allocable portion of the amount of such Tax refund or credit to the other Party.

6.6.    Advice of Changes.  Prior to the Closing, each Party shall advise the other in writing with respect to any matter arising after the date of this Agreement of which that Party obtains Knowledge and which, if existing or occurring on or prior to the date of this Agreement, would have been required to be set forth in this Agreement, including any of the Schedules hereto.  Seller shall promptly notify Buyer of any fact, event, circumstance or condition that constitutes or results in a breach of any of its representations and warranties in Article IV.  Seller may, from time to time prior to the Closing, promptly supplement or amend the Schedules to this Agreement with respect to (a) any matter that existed as of the date of this Agreement and should have been set forth in any of the Schedules hereto and (b) any matter hereafter arising which, if existing as of the date of this Agreement, would have been required to be set forth in any of the Schedules hereto in order to make any representation or warranty set forth in this Agreement true and correct as of such date; provided, however, that, with respect to clause (a) above, any such supplemental or amended disclosure shall not be deemed to have been disclosed as of the date of this Agreement unless expressly consented to in writing by Buyer in Buyer's sale and absolute discretion; and provided further, that, with respect to clause (b) above, any such supplemental or amended disclosure shall be deemed to have been disclosed as of the date of this Agreement other than for purposes of Section 7.1(f) or (g).  Buyer shall promptly notify Seller of (i) any breach by Seller of any representation or warranty of Seller, and (ii) any other event, fact, circumstance or condition that would excuse Buyer from the timely performance of its obligations hereunder.  In the event that Buyer fails to so notify Seller within ninety (90) days of such information coming to Buyer's attention, then Buyer shall be deemed to have irrevocably and unconditionally waived the breach of such representation and warranty or the performance of such obligations, as the case may be.

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6.7.     Risk of Loss.

(a)     From the date hereof to but not including the Closing Date, all risk of loss or damage to the Tangible Personal Property included in the Purchased Assets shall be borne by Seller, other than loss or damage caused by the negligent acts or omissions of Buyer or any Buyer Representative, which loss or damage shall be the responsibility of Buyer.

(b)     Notwithstanding any provision hereof to the contrary, subject to Section 9.1(g), if, before the Closing Date, all or any portion of the Purchased Assets at any Jointly Owned Station is (i) condemned or taken by eminent domain or is the subject of a pending or threatened condemnation or taking which has not been consummated, or (ii) materially damaged or destroyed by fire or other casualty, Seller shall notify Buyer promptly in writing of such fact, and (x) in the case of a condemnation or taking, Seller shall assign or pay, as the case may be, any net proceeds thereof to Buyer at the Closing relating to such Purchased Assets and (y) in the case of a fire or other casualty, Seller shall either restore such damage or assign the insurance proceeds therefor to Buyer at such Closing.  Notwithstanding the foregoing, if such condemnation, taking, damage or destruction results in a Material Adverse Effect, Buyer and Seller shall negotiate to resolve the loss resulting from such condemnation, taking, damage or destruction (and such negotiation shall include the negotiation of a fair and equitable adjustment to the Purchase Price for such Purchased Assets).  If no such resolution can be agreed upon prior to the earlier to occur of (i) the date that is ninety (90) days after Seller has notified Buyer of such loss, and (ii) the date on which the Closing, pursuant to Section 3.1, would otherwise occur, then Buyer, on the one hand, or Seller, on the other hand, may terminate this Agreement with respect to such Purchased Assets pursuant to Section 9.1(g).

6.8.     PJM; MAAC.  From and after the Closing Date, Buyer shall maintain membership in good standing in PJM and MAAC, and shall submit to the governance of the independent system operator established and administered under the PJM Agreement and related agreements entered into among PJM and its members.  Seller and Buyer shall cooperate to prepare applications to PJM to obtain PJM approval of the establishment of all settlement accounts and other authorizations necessary for Buyer to become a member of PJM.  Such applications shall be filed with PJM as promptly as practicable, but in no event later than sixty (60) days after the date of this Agreement.

6.9.     Emission Allowances.

(a)     Prior to, on and after the Closing Date, Buyer and Seller shall take all necessary actions, including executing any required forms or providing appropriate notices to Governmental Authorities, in a timely fashion, to ensure that (i) Buyer will obtain all, or the rights to all, Emission Allowances that are to be transferred to it pursuant to Section 2.1(f) and as set forth on Schedule 2.1(f), including the right to receive such Emission Allowances that are to be allocated or issued by any Governmental Authority in the future and (ii) Seller will retain or obtain all, or the rights to all, Emission Allowances that are defined as Excluded Assets pursuant to Section 2.2(n), including the right to receive such Emission Allowances that are to be allocated or issued by any Governmental Authority in the future.

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(b)     For purposes of compliance with the NOx Budget Program and SO2 Budget Program during the year in which the Closing Date occurs, the Party owning the Seller's Interests as of the date that an owner of the Seller's Interests is obligated to transfer additional NOx Allowances or SO2 Allowances (which date shall be as set forth in any requests for Emissions Allowances by the authorized representative or the designated representative of the Keystone Station and the Conemaugh Station) shall be responsible for transferring such Emission Allowances to the authorized representative or the designated representative.

6.10.     Certain Covenants.

(a)     From and after the date hereof and until the Closing Date, unless Buyer shall otherwise consent in writing (which consent shall not be unreasonably withheld or delayed), other than the periodic revision and adoption of Keystone-Conemaugh Owners Committee Administrative Procedures in the ordinary course of business consistent with past practice, Seller shall not enter into any contract, agreement, commitment or arrangement relating to the Purchased Assets or the Jointly Owned Stations that provides for future annual payments by Seller in excess of $50,000 unless such contract, agreement, commitment or arrangement is (i) terminable by Seller prior to the Closing or by Buyer at or after the Closing, without payment of penalty or premium, upon no more than ninety (90) days' notice, (ii) constitutes an Excluded Asset and Excluded Liability or (iii) has been executed by all co-owners of any Jointly Owned Station (other than Seller), it being understood that this Section 6.10(a) is not intended to, and shall not, restrict in any manner the ability of Keystone Fuels, LLC, Conemaugh Fuels, LLC or the operator of any Jointly Owned Station from entering into any contract, agreement, commitment or arrangement without such consent.

(b)     From and after the date hereof and until the Closing Date, except to the extent prohibited by applicable Law or any contract, agreement, commitment or arrangement relating to the Purchased Assets to which Seller is a party or by or to which the Purchased Assets are bound or subject, Seller shall (i) keep Buyer reasonably informed of the status and progress of meetings and actions by the Keystone-Conemaugh Owners, Operations and Administrative Committees, including providing to Buyer, if practicable in advance of any such meeting, copies of agendas for such meetings, and (ii) prior to casting its vote with respect to any action of any such Keystone-Conemaugh Committee, use Commercially Reasonable Efforts to inform Buyer of the pendency of such action, consult with Buyer with respect to such action and take into account the views of Buyer stated during such consultation in determining whether to approve such action, it being understood that, subject to Section 6.10(a), Seller may make such determination in its sole and absolute discretion.

(c)     All communications and consultations contemplated by Sections 6.1(a), 6.3, 6.4 and 6.10(b) shall take place between the respective designated representatives of Seller and Buyer, as may be designated from time to time by Seller and Buyer in the manner contemplated by Section 10.8.  Seller's initial designated representatives shall be James P. Becker and Leslie Zimberg, and Buyer's initial designated representatives shall be James E. Wilson and Gary A. Jack.

6.11.     Exclusivity.  From the date hereof through the earlier to occur of the Closing and the termination of this Agreement pursuant to Article IX, Seller shall immediately cease, and shall take such actions, if any, necessary to terminate, any existing solicitation, initiation, encouragement, activity, discussion or negotiation with any parties conducted heretofore by Seller or its Representatives with respect to the sale of the Jointly Owned Stations and the Purchased Assets, and Seller shall not accept any proposed acquisition of the Jointly Owned Stations and the Purchased Assets.

## ARTICLE VI

## CONDITIONS

7.1.    <u>Conditions to Obligation of Buyer</u>.  The obligation of Buyer to effect the transactions contemplated by this Agreement with respect to the Purchased Assets at any Jointly Owned Station shall be subject to the satisfaction (or the waiver, to the extent permitted by applicable Law, by Buyer) at or prior to the Closing of the following conditions:

(a)    The waiting period with respect to such Purchased Assets under the HSR Act applicable to the consummation of the transactions contemplated hereby shall have expired or been terminated;

(b)    No preliminary or permanent injunction, order or decree by any Governmental Authority which prevents the consummation of the transactions contemplated hereby or by the Additional Agreements with respect to such Purchased Assets shall have been issued and remain in effect (Buyer agreeing to use Commercially Reasonable Efforts to have any such injunction, order or decree lifted), and no applicable Law shall be in effect which prohibits the consummation of the transactions contemplated hereby or thereby with respect to such Purchased Assets;

(c)    Buyer shall have obtained the Buyer's Required Regulatory Approvals set forth on Schedule 7.1(c) to the extent relating to such Purchased Assets, which shall be final and non-appealable, and Buyer shall have received evidence thereof, in form and substance reasonably satisfactory to Buyer, and all conditions to the effectiveness thereof prescribed therein or otherwise by Law shall have been satisfied or waived, it being understood that the imposition by any Governmental Authority of any such condition to the grant or issuance of any such consent or approval requiring any action or omission by Buyer shall not affect Buyer's obligation to consummate the transactions contemplated hereby or by the Additional Agreements unless such condition would, individually or in the aggregate, have a Regulatory Material Adverse Effect on Buyer;

(d)    Seller shall have obtained the Seller's Required Regulatory Approvals set forth in Schedule 7.2(c) to the extent relating to such Purchased Assets, which shall be final and non-appealable, and which shall not include any condition requiring any action or omission by Buyer which condition would, individually or in the aggregate, have a Regulatory Material Adverse Effect on Buyer; and Buyer shall have received evidence thereof;

(e)    Seller shall have performed and complied with the covenants and agreements contained in this Agreement which are required to be performed and complied with by Seller at or prior to the Closing and which relate to such Purchased Assets;

(f)     The representations and warranties of Seller set forth in this Agreement which relate to such Purchased Assets shall be true and correct in all material respects as though made at and as of the Closing Date (other than such (i) representations and warranties that are made as of a specific date which shall have been true and correct as of such date and (ii) representations and warranties that are qualified by reference to materiality or Material Adverse Effect which shall be true and correct in all respects);

(g)     Between the date hereof and the Closing Date, no Material Adverse Effect with respect to such Purchased Assets or such Jointly Owned Station shall have occurred and be continuing;

(h)     Buyer shall have received a certificate from an authorized officer of Seller, dated the Closing Date, to the effect that, to Seller's Knowledge, the conditions set forth in Sections 7.1(e), (f) and (g) have been satisfied; and

(i)     Buyer shall have received an opinion from Seller's counsel, which counsel shall be reasonably acceptable to Buyer, dated the Closing Date, substantially in the form of Exhibit F hereto.

7.2.     Conditions to Obligation of Seller.  The obligation of Seller to effect the transactions contemplated by this Agreement with respect to the Purchased Assets at any Jointly Owned Station shall be subject to the satisfaction (or the waiver, to the extent permitted by applicable Law, by Seller) at or prior to the Closing of the following conditions:

(a)     The waiting period with respect to such Purchased Assets under the HSR Act applicable to the consummation of the transactions contemplated hereby shall have expired or been terminated;

(b)     No preliminary or permanent injunction or other order or decree by any Governmental Authority which prevents the consummation of the transactions contemplated hereby or by the Additional Agreements with respect to such Purchased Assets shall have been issued and remain in effect (Seller agreeing to use its reasonable best efforts to have any such injunction, order or decree lifted), and no applicable Law shall be in effect which prohibits the consummation of the transactions contemplated hereby or thereby with respect to such Purchased Assets;

(c)     Seller shall have obtained the Seller's Required Regulatory Approvals set forth on Schedule 7.2(c) to the extent relating to such Purchased Assets, which shall be final and non-appealable, and Seller shall have received evidence thereof, in form and substance reasonably satisfactory to Seller, and all conditions to the effectiveness thereof prescribed therein or otherwise by Law shall have been satisfied or waived, it being understood that the imposition by any Governmental Authority of any such condition to the grant or issuance of any such consent or approval requiring any action or omission by Seller shall not affect Seller's obligation to consummate the transactions contemplated hereby or by the Additional Agreements unless such condition would, individually or in the aggregate, have a Regulatory Material Adverse Effect on Seller;

(d)     Buyer shall have obtained the Buyer's Required Regulatory Approvals set forth in Schedule 7.1(c) to the extent relating to such Purchased Assets, which shall be final and non-appealable, and which shall not include any condition requiring any action or omission by Seller which would, individually or in the aggregate, have a Regulatory Material Adverse Effect on Seller; and Seller shall have received evidence thereof;

(e)     Buyer shall have performed and complied with the covenants and agreements contained in this Agreement which are required to be performed and complied with by Buyer at or prior to the Closing and which relate to such Purchased Assets;

(f)     The representations and warranties of Buyer set forth in this Agreement which relate to such Purchased Assets shall be true and correct in all material respects as though made at and as of the Closing Date (other than such (i) representations and warranties that are made as of a specific date which shall have been true and correct as of such date and (ii) representations and warranties that are qualified by reference to materiality, Material Adverse Effect or Buyer Material Adverse Effect which shall be true and correct in all respects);

(g)     Seller shall have received a certificate from an authorized officer of Buyer, dated the Closing Date, to the effect that, to Buyer's knowledge, the conditions set forth in Sections 7.2(e) and (f) have been satisfied;

(h)     Buyer shall have executed and delivered to Seller a joinder to the Jointly Owned Stations Operating Agreement relating to such Purchased Assets;

(i)     Seller shall have received an opinion from Buyer's counsel, which counsel shall be reasonably acceptable to Seller, dated the Closing Date, substantially in the form of Exhibit G hereto; and

(j)     Seller shall have received a certificate of the Chief Financial Officer of Buyer to the effect that (i) after giving effect to the consummation of the transactions contemplated by this Agreement and the Additional Agreements, including any assignment by Buyer to any of its direct or indirect wholly owned subsidiaries of all or any portion of its rights, interests, obligations or remedies hereunder pursuant to Section 10.9, (A) the debts of Buyer, and of each such wholly owned subsidiary of Buyer, will not be greater than the assets of such Person, at a fair valuation, and (B) Buyer and each such subsidiary will be able to pay its debts as they become due, and (ii) no such transaction was effected with the intent to hinder, delay or defraud current or future creditors of Buyer.

7.3.     Separate Closings.  For the avoidance of doubt, it is the intention of the Parties that, notwithstanding any provision hereof to the contrary, provided that the conditions to the obligations of both Parties to effect the transactions contemplated by this Agreement are satisfied or waived with respect to all of the Purchased Assets at any Jointly Owned Station, Seller shall sell, assign, convey, transfer and deliver such Purchased Assets to Buyer, Buyer shall purchase, assume and acquire such Purchased Assets, and Buyer shall assume and agree to pay, perform or otherwise discharge when due the Assumed Liabilities relating to such Purchased Assets, all in the manner contemplated by Articles II and III.

# ARTICLE VIII

## INDEMNIFICATION AND ARBITRATION

8.1.    Indemnification.

(a)    From and after the Closing Date, Buyer shall indemnify, defend and hold harmless Seller and its Representatives (each, a "Seller's Indemnitee"), from and against any and all claims, demands, suits, losses, liabilities, penalties, damages, obligations, payments, costs and expenses (including reasonable attorneys' fees and expenses in connection therewith) (each, an "Indemnifiable Loss"), asserted against or suffered by any Seller's Indemnitee relating to, resulting from or arising out of (i) any breach by Buyer of any (A) representation and warranty set forth in Article V, or (B) covenant or agreement of Buyer contained in this Agreement, (ii) the Assumed Liabilities, (iii) any Inspection, (iv) the failure by Buyer to comply with any Law, with respect to the Purchased Assets that are subject thereto or (v) any Third-Party Claim against any Seller's Indemnitee in connection with Buyer's ownership, lease, maintenance, construction, modification or operation of any of the Purchased Assets on or after the Closing Date (other than to the extent such Third-Party Claim constitutes an Excluded Liability); provided, however, that Buyer shall be liable to the Seller's Indemnitees pursuant to clause (i) of this Section 8.1(a) only for Indemnifiable Losses for which any Seller's Indemnitee gives written notice to Buyer (setting forth with reasonable specificity the nature and amount of the Indemnifiable Loss) during the period for which such representations, warranties, covenants or agreements survive the Closing in accordance with Section 10.6; and provided further that Buyer shall be liable to the Seller's Indemnitees pursuant to clause (i) (A) of this Section 8.1(a) for breaches of representations and warranties (y) only after Indemnifiable Losses for such breaches, in the aggregate, exceed $2,000,000 (provided, however, that once such threshold amount is exceeded, Seller's Indemnitees may recover all Indemnifiable Losses for such breaches incurred from and after the Closing Date without regard to such threshold amount), and (z) only for Indemnifiable Losses for such breaches, in the aggregate up to, but not in excess of, $17,500,000 (other than for breaches of the representations and warranties set forth in Sections 5.1, 5.2 and 5.5, as to which no such limitations shall be applicable).

(b)    From and after the Closing, Seller shall indemnify, defend and hold harmless Buyer and its Representatives (each, a "Buyer's Indemnitee" and, together with Seller's Indemnitees, an "Indemnitee"), from and against any and all Indemnifiable Losses asserted against or suffered by any Buyer's Indemnitee relating to, resulting from or arising out of (i) any breach by Seller of any (A) representation and warranty set forth in Article IV, or (B) covenant or agreement of Seller set forth in this Agreement, (ii) the Excluded Assets and the Excluded Liabilities or (iii) any Third-Party Claim against any Buyer's Indemnitee in connection with Seller's ownership, lease, maintenance, construction, modification or operation of any of the Purchased Assets prior to the Closing Date (other than to the extent such Third-Party Claim constitutes an Assumed Liability); provided, however, that Seller shall be liable to the Buyer's Indemnitees pursuant to clause (i) of this Section 8.1(b) only for Indemnifiable Losses for which any Buyer's Indemnitee gives written notice to Seller (setting forth with reasonable specificity the nature and amount of the Indemnifiable Loss) during the period for which such representations, warranties, covenants or agreements survive the Closing in accordance with Section 10.6; and provided further that Seller shall be liable to the Buyer's Indemnitees pursuant to clause (i)(A) of this Section 8.1(b) for breaches of representations and warranties (y) only after Indemnifiable Losses for such breaches, in the aggregate, exceed $2,000,000 (provided, however, that once such threshold amount is exceeded, Buyer's Indemnitees may recover all Indemnifiable Losses for such breaches incurred from and after the Closing Date without regard to such threshold amount), and (z) only for Indemnifiable Losses for such breaches, in the aggregate, up to, but not in excess of, $17,500,000 (other than for breaches of the representations and warranties set forth in Sections 4.1, 4.2 and 4.5, as to which no such limitations shall be applicable).

(c)     In furtherance, and not in limitation, of the provisions set forth in Section 8.1(a), Buyer, for itself and on behalf of its Representatives, hereby irrevocably releases, holds harmless and forever discharges Seller from any and all Indemnifiable Losses of any kind or character, whether known or unknown, contingent or accrued, arising under or relating to Environmental Laws, or relating to any claim in respect of any Environmental Condition or Hazardous Substance, whether based on common law or Environmental Laws, relating to the Purchased Assets, other than Excluded Liabilities (collectively, "Environmental Claims").  In furtherance of the foregoing, Buyer, for itself and on behalf of its Representatives, hereby irrevocably waives any and all rights and benefits with respect to such Environmental Claims that it now has, or in the future may have conferred upon it by virtue of any Law or common law principle, which provides that a general release does not extend to claims which a party does not know or suspect to exist in its favor at the time of executing the release, if knowledge of such claims would have materially affected such party's settlement with the obligor.  In this connection, Buyer hereby acknowledges that it is aware that factual matters now unknown to it may have given, or hereafter may give, rise to Environmental Claims that have not been made prior to the date of this Agreement, and will not be made prior to the Closing Date, and Buyer further agrees that this release set forth in this Section 8.1(c) has been negotiated and agreed upon in light of that awareness, and Buyer, for itself and on behalf of its Representatives, nevertheless hereby intends irrevocably to release, hold harmless and forever discharge Seller from all such Environmental Claims.

(d)     The rights and remedies of Seller and Buyer set forth in this Article VIII are exclusive and in lieu of any and all other rights and remedies which Seller and Buyer may have under this Agreement, under applicable Law, whether at common law or in equity, including for declaratory, injunctive or monetary relief, in each case, with respect to any Indemnifiable Loss.

(e)     Notwithstanding anything to the contrary herein, no Person (including an Indemnitee) shall be entitled to recover from any other Person (including any Party required to provide indemnification under this Agreement (an "Indemnifying Party")) any amount in excess of the actual compensatory damages, court costs and reasonable attorneys' fees suffered by such Party.  In furtherance of the foregoing, Buyer and Seller hereby irrevocably waive any right to recover punitive, indirect, special, exemplary and consequential damages arising in connection with or with respect to this Agreement (other than with respect to indemnification for a Third-Party Claim).

(f)     Any Indemnitee shall use Commercially Reasonable Efforts to mitigate all losses, damages and the like relating to a claim under the indemnification provisions in this

Section 8.1, including availing itself of any defenses, limitations, rights of contribution, claims against third Persons and other rights at law or equity.  For purposes of this Section 8.1(f), the Indemnitee's Commercially Reasonable Efforts shall include the reasonable expenditure of money to mitigate or otherwise reduce or eliminate any Indemnifiable Loss for which indemnification would otherwise be due, and, in addition to its other obligations hereunder, provided that the Indemnifying Party shall reimburse the Indemnitee for the Indemnitee's reasonable costs and expenses incurred in undertaking such mitigation, reduction or elimination.

      8.2.     <u>Defense of Claims</u>.

        (a)     If any Indemnitee receives notice of the assertion of any Indemnifiable Loss or of the commencement of any suit, action or proceeding made or brought by any Person who is not an Indemnitee (a "<u>Third-Party Claim</u>") with respect to which indemnification is to be sought from an Indemnifying Party, the Indemnitee shall give such Indemnifying Party reasonably prompt written notice thereof, but in no event later than twenty (20) Business Days after the Indemnitee's receipt of notice of such Third-Party Claim.  Such notice shall describe the nature of the Third-Party Claim in reasonable detail and shall indicate the estimated amount, if practicable, of the Indemnifiable Loss that has been or may be incurred by the Indemnitee.  The Indemnifying Party shall have the right to participate in or, by giving written notice to the Indemnitee, to elect to assume the defense of any Third-Party Claim at such Indemnifying Party's expense and by such Indemnifying Party's own counsel.  If an Indemnifying Party elects not to assume the defense of any Third-Party Claim, the Indemnitee may defend, compromise or settle such Third-Party Claim with counsel selected by it, provided that, without the prior written consent of the Indemnifying Party, the Indemnitee shall not agree to the entry of any judgment with respect to, or any compromise or settlement of, any Third-Party Claim.

        (b)     If the Indemnifying Party undertakes, conducts and controls the conduct and settlement of such action or suit, (i) the Indemnifying Party shall not thereby permit to exist any Encumbrance upon any asset of the Indemnitee; (ii) the Indemnifying Party shall not consent to any settlement that does not include as an unconditional term thereof the giving of a complete release from Liability with respect to such action or suit to the Indemnitee; and (iii) the Indemnifying Party shall permit the Indemnitee to participate in such conduct or settlement at such Indemnitee's expense and by such Indemnitee's counsel.

        (c)     Subject to Section 8.3, any claim by an Indemnitee on account of an Indemnifiable Loss which does not constitute a Third-Party Claim (a "<u>Direct Claim</u>") shall be asserted by giving the Indemnifying Party reasonably prompt written notice thereof, in no event later than forty (40) Business Days after the Indemnitee becomes aware of such Direct Claim, stating the nature of such claim in reasonable detail and indicating the estimated amount, if practicable, of such Indemnifiable Loss.  The Indemnifying Party shall have a period of forty (40) Business Days within which to respond to such Direct Claim.  If the Indemnifying Party fails to respond during such forty (40) Business Day period, the Indemnifying Party shall be deemed to have accepted such claim and, subject to this Article VIII, shall promptly reimburse the Indemnitee for the Indemnifiable Losses set forth in the Indemnitee's notice.

(d)     A failure to give timely notice as provided in this Section 8.2 shall not affect the rights or obligations of any Party hereunder except to the extent that the Party which was entitled to receive such notice was actually prejudiced as a result of such failure.

8.3.     Arbitration.

(a)     Notwithstanding any provision hereof to the contrary, in the event of any dispute between Seller and Buyer arising after the Closing (whether relating to facts, events or circumstances occurring or existing prior to, on or after the Closing Date) and relating to, resulting from or arising out of any provision of this Agreement (other than disputes arising under Article II or Section  3.2, 3.3, 3.4, 6.5, 8.1(a)(ii) or 8.1(b)(ii)), including with respect to Direct Claims and Third Party Claims, the Party asserting such dispute shall give written notice

to the other of the fact that a dispute has arisen pursuant hereto.  Such notice shall include (i) a statement setting forth in reasonable detail the facts, events, circumstances, evidence and arguments underlying such dispute and (ii) proposed arrangements for a meeting to attempt to resolve the dispute to be held within sixty (60) days after such notice is given.  Within thirty (30) days after such notice is given, the other Party hereto shall submit to the Party giving such notice a written summary responding to such statement of facts, events, circumstances, evidence and arguments contained in the notice and an acceptance of or proposed alternative to the meeting arrangements set forth in the initial notice.

(b)     The chief executive officers (or any other executive officer or officers directly reporting to, or duly designated by, such chief executive officers) of each of the Parties shall meet at a mutually acceptable time and place to attempt to settle any dispute in good faith; provided, however, that such meeting shall be held at the principal offices of the Party receiving the notice of dispute unless otherwise agreed; and provided further, that any such meeting shall be held no later than sixty (60) days after the written notice of dispute is given pursuant to Section 8.3(a). Each Party shall bear its own costs and expenses with respect to preparation for, attendance at and participation in such meeting.

(c)     In the event that (i) a meeting has been held in accordance with Section 8.3(b), (ii) any such dispute of the kind referred to in Section 8.3(a) shall not have been resolved at such meeting and (iii) the aggregate amount in dispute exceeds $100,000, then either Party may submit such dispute to binding arbitration pursuant to the Commercial Arbitration Rules of the American Arbitration Association (the "Commercial Arbitration Rules").  In the event that such dispute is submitted to arbitration pursuant to the Commercial Arbitration Rules, then the arbitration tribunal shall be composed of three arbitrators (one arbitrator selected by each Party within thirty (30) days after the meeting held in accordance with Section 8.3(b) with the third selected by the other two arbitrators or, in the absence of agreement between them, the American Arbitration Association), the venue of the arbitration shall be Wilmington, Delaware, the language of the arbitration shall be English and the arbitration shall commence no later than sixty (60) days after the meeting held in accordance with Section 8.3(b).  The decision, judgment and order of the arbitration tribunal shall be final, binding and conclusive as to the Parties and their respective Representatives, and may be entered in any court of competent jurisdiction.  Other than the fees and expenses of the arbitrators, which shall be shared equally by the Parties, each Party shall bear its own costs and expenses (including attorneys' fees and expenses) relating to the arbitration.

# ARTICLE IX

# TERMINATION

9.1. <u>Termination</u>.

(a) This Agreement may be terminated at any time prior to the Closing by mutual written consent of the Parties.

(b) This Agreement may be terminated by Seller, on the one hand, or Buyer, on the other hand, with respect to the Purchased Assets at any Jointly Owned Station upon

written notice to the other Party, (i) at any time prior to the Closing if any court of competent jurisdiction shall have issued an order, judgment or decree permanently restraining, enjoining or otherwise prohibiting the Closing with respect to such Purchased Assets, and such order, judgment or decree shall have become final and non-appealable; provided that the Party seeking to terminate this Agreement pursuant to this Section 9.1(b)(i) shall have used its Commercially Reasonable Efforts to seek relief from such order, judgment or decree; (ii) at any time prior to the Closing if any Law shall have been enacted or issued by any Governmental Authority which prohibits the consummation of the transactions contemplated by this Agreement or by any Additional Agreement with respect to such Purchased Assets; or (iii) at any time after the first anniversary of the date of this Agreement if the Closing with respect to such Purchased Assets shall not have occurred on or before such date; provided, however, that the right to so terminate this Agreement under this Section 9.1(b)(iii) shall not be available to any Party whose breach of this Agreement has caused, or resulted in, the failure of the Closing to occur on or before such date; and provided, further, that if on such date, any Buyer's Required Regulatory Approval set forth in Schedule 7.1(c) or any Seller's Required Regulatory Approval set forth in Schedule 7.2(c), in each case, with respect to such Purchased Assets shall not have been obtained, or shall not be then final and non-appealable, but all other conditions to the Closing with respect to such Purchased Assets shall be satisfied or shall be capable of being satisfied, then no Party shall be entitled to terminate this Agreement pursuant to this Section 9.1(b)(iii) prior to the date that is 180 days after such date.

(c) This Agreement may be terminated by Buyer with respect to the Purchased Assets at any Jointly Owned Station, upon written notice to Seller, if any of Buyer's Required Regulatory Approvals to the extent relating to such Purchased Assets , the receipt of which is a condition to the obligation of Buyer to consummate the Closing with respect to such Purchased Assets as set forth in Section 7.1(c), shall have been denied and a petition for rehearing or refiling of an application initially denied without prejudice shall also have been denied, and such denial was not caused by or the result of a breach of this Agreement by Buyer.

(d) This Agreement may be terminated by Seller with respect to the Purchased Assets at any Jointly Owned Station, upon written notice to Buyer, if any of the Seller's Required Regulatory Approvals to the extent relating to such Purchased Assets, the receipt of which is a condition to the obligation of Seller to consummate the Closing as set forth in Section 7.2(c) with respect to such Purchased Assets, shall have been denied and a petition for rehearing or refiling of an application initially denied without prejudice shall also have been denied, and such denial was not caused by or the result of a breach of this Agreement by Seller.

(e)     This Agreement may be terminated by Buyer with respect to the Purchased Assets at any Jointly Owned Station, upon written notice to Seller, if there has been a material breach by Seller of any covenant, agreement, representation or warranty contained in this Agreement which relates to such Purchased Assets, which breach has had a Material Adverse Effect and such breach is not cured by the earlier of the Closing Date or the date that is thirty (30) days after receipt by Seller of notice specifying in reasonable detail the nature of such breach, unless Buyer shall have previously waived such breach.

(f)     This Agreement may be terminated by Seller with respect to the Purchased Assets at any Jointly Owned Station, upon written notice to Buyer, if there has been a material

breach by Buyer of any covenant, agreement, representation or warranty contained in this Agreement which relates to such Purchased Assets, which breach has had a Material Adverse Effect or a Buyer Material Adverse Effect, and such breach is not cured by the earlier of the Closing Date or the date that is thirty (30) days after receipt by Buyer of notice specifying in reasonable detail the nature of such breach, unless Seller shall have previously waived such breach.

(g)     This Agreement may be terminated by Seller, on the one hand, or Buyer, on the other hand, with respect to the Purchased Assets at any Jointly Owned Station upon written notice to the other Party, in accordance with the provisions of Section 6.7(b), provided that the Party seeking to so terminate shall have complied with its obligations under Section 6.7.

(h)     This Agreement may be terminated by either Party with respect to the Purchased Assets at any Jointly Owned Station, upon written notice to the other Party, if any final and non-appealable injunction, order or decree by any Governmental Authority, which prohibits the consummation of the transactions contemplated hereby or by the Additional Agreements to the extent relating to such Purchased Assets, shall have been issued and remain in effect, provided that the Party seeking to terminate this Agreement pursuant to this Section 9.1(h) shall have used its Commercially Reasonable Efforts to have any such injunction, order or decree lifted.

9.2.     Effect of Termination.

(a)     Upon termination of this Agreement prior to the Closing in accordance with and pursuant to Section 9.1 with respect to the Purchased Assets at any Jointly Owned Station, this Agreement shall be of no further force or effect with respect to such Purchased Assets (except that the provisions set forth in Section 6.1(b), Section 6.2, this Section 9.2 and Article X, and the Confidentiality Agreement, shall remain in full force and effect in accordance with their respective terms); and no Party shall have any further Liability under this Agreement (other than for any breach of any of its covenants and agreements set forth herein).

(b)     In the event that Buyer terminates this Agreement pursuant to Section 9.1(b)(iii) solely by reason of Seller's inability to obtain the release of the Purchased Assets from the Encumbrance under the Indenture, dated January 15, 1937, by and between ACE and the Bank of New York, as Trustee, as amended, then, upon delivery by Buyer of statements setting forth with reasonable specificity the nature and amount of out-of-pocket costs and expenses (including reasonable attorneys' fees and expenses) actually incurred by Buyer in connection with the transactions contemplated by this Agreement, Seller shall promptly reimburse the amount of such costs and expenses up to, but not in excess of, $500,000.

## ARTICLE X

## MISCELLANEOUS PROVISIONS

10.1     Amendment and Modification.  This Agreement may be amended, supplemented or otherwise modified only by written agreement entered into by both Parties.

10.2     Expenses.  Except to the extent provided herein, whether or not the transactions contemplated hereby are consummated, all costs, fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be borne by the Party incurring such costs, fees and expenses, including the fees and commissions referred to in Section 10.3.

10.3     Fees and Commissions.  Seller, on the one hand, and Buyer, on the other hand, represent and warrant to the other that, except for Concentric Energy Advisors, Inc., which is acting for and at the expense of Seller, no broker, finder or other Person is entitled to any brokerage fees, commissions or finder's fees in connection with the transactions contemplated hereby by reason of any action taken by such Party or its Representatives.  Seller shall pay or otherwise discharge all such brokerage fees.

10.4     Bulk Sales Laws.  Notwithstanding any provision in this Agreement to the contrary, neither Buyer nor Seller shall have any obligation to comply with the provisions of the bulk sales laws of any jurisdiction in connection with the transactions contemplated by this Agreement; and Buyer hereby irrevocably waives compliance by Seller with the provisions of the bulk sales laws of all applicable jurisdictions.

10.5     Waiver of  Compliance; Consents.  To the extent permitted by applicable Law, any failure of any of the Parties to comply with any representation, warranty, covenant, agreement or condition set forth herein may be waived by the Party entitled to the benefit thereof only by a written instrument signed by such Party, but any such waiver shall not operate as a waiver of, or estoppel with respect to, any prior or subsequent failure to comply therewith or of any other provision set forth herein.

10.6     Survival.  Other than (a) the representations and warranties of Seller set forth in Sections 4.1, 4.2 and 4.5, and the representations and warranties of Buyer set forth in Sections 5.1, 5.2 and 5.5, each of which shall survive the delivery of the Special Warranty Deeds and the Closing indefinitely, and (b) the representations and warranties of Seller set forth in Section 4.16, each of which shall survive the delivery of the Special Warranty Deeds and the Closing until expiration of the applicable statutes of limitations, the representations and warranties of Seller set forth in Article IV and the representations and warranties of Buyer set forth in Article V shall survive the delivery of the Special Warranty Deeds and the Closing until the first anniversary of the Closing Date.  The covenants and agreements of the Parties set forth in this Agreement shall survive the Closing in accordance with their respective terms.

10.7     Disclaimers.  EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES, COVENANTS AND AGREEMENTS SET FORTH HEREIN AND IN THE ADDITIONAL AGREEMENTS, THE PURCHASED ASSETS ARE SOLD "AS IS, WHERE IS", AND SELLER EXPRESSLY DISCLAIMS ALL OTHER REPRESENTATIONS AND WARRANTIES OF ANY KIND OR NATURE, EXPRESS OR IMPLIED, AS TO SELLER AND THE PURCHASED ASSETS.  WITHOUT LIMITING THE GENERALITY OF THE FOREGOING, EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES SET FORTH IN THIS AGREEMENT AND IN THE ADDITIONAL AGREEMENTS:  SELLER EXPRESSLY DISCLAIMS ALL OTHER REPRESENTATIONS AND WARRANTIES REGARDING LIABILITIES, OWNERSHIP, LEASE, MAINTENANCE OR OPERATION OF THE PURCHASED ASSETS, THE TITLE, CONDITION, VALUE OR QUALITY OF THE PURCHASED ASSETS OR THE PROSPECTS (FINANCIAL AND OTHERWISE), RISKS AND OTHER INCIDENTS OF THE PURCHASED ASSETS; AND SELLER EXPRESSLY DISCLAIMS ALL REPRESENTATIONS AND WARRANTIES OF MERCHANTABILITY, USAGE, SUITABILITY OR FITNESS FOR ANY PARTICULAR PURPOSE WITH RESPECT TO THE PURCHASED ASSETS, OR ANY PART THEREOF, OR AS TO THE WORKMANSHIP THEREOF, OR THE ABSENCE OF ANY DEFECTS THEREIN, WHETHER LATENT OR PATENT, OR COMPLIANCE WITH ENVIRONMENTAL REQUIREMENTS, OR THE APPLICABILITY OF ANY GOVERNMENTAL AUTHORITY, INCLUDING ANY ENVIRONMENTAL LAWS, OR WHETHER SELLER POSSESSES SUFFICIENT REAL PROPERTY OR PERSONAL PROPERTY TO OPERATE THE PURCHASED ASSETS.  EXCEPT AS OTHERWISE EXPRESSLY PROVIDED HEREIN AND IN THE ADDITIONAL AGREEMENTS, SELLER FURTHER EXPRESSLY DISCLAIMS ALL REPRESENTATIONS AND WARRANTIES REGARDING THE ABSENCE OF HAZARDOUS SUBSTANCES OR LIABILITY OR POTENTIAL LIABILITY ARISING UNDER ENVIRONMENTAL LAWS WITH RESPECT TO THE PURCHASED ASSETS.  WITHOUT LIMITING THE GENERALITY OF THE FOREGOING, EXCEPT AS OTHERWISE EXPRESSLY PROVIDED HEREIN AND IN THE ADDITIONAL AGREEMENTS, SELLER EXPRESSLY DISCLAIMS ALL REPRESENTATIONS AND WARRANTIES OF ANY KIND REGARDING THE CONDITION OF THE PURCHASED ASSETS OR THE SUITABILITY OF THE PURCHASED ASSETS FOR OPERATION AS A POWER PLANT OR AS A FUEL PROCESSING FACILITY, AS APPLICABLE, AND NO SCHEDULE OR EXHIBIT TO THIS AGREEMENT, NOR ANY OTHER MATERIAL OR INFORMATION PROVIDED, OR COMMUNICATIONS MADE, BY SELLER OR ITS REPRESENTATIVES, INCLUDING ANY BROKER OR INVESTMENT BANKER, SHALL CONSTITUTE OR CREATE ANY SUCH REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, AS TO THE TITLE, CONDITION, VALUE OR QUALITY OF THE PURCHASED ASSETS.

SELLER EXPRESSLY DISCLAIMS ALL REPRESENTATIONS AND WARRANTIES WITH RESPECT TO THE NAMES "CONEMAUGH STATION" AND "KEYSTONE STATION", INCLUDING ALL REPRESENTATIONS AND WARRANTIES OF (1) TITLE; (2) LENGTH, NATURE, EXCLUSIVITY AND CONTINUITY OF USE; (3) STRENGTH OR FAME; AND (4) NONINFRINGEMENT AND NONDILUTION OF TRADEMARK, SERVICE MARK, TRADE NAME OR OTHER PROPRIETARY RIGHTS OF ANY THIRD PARTY.  BUYER HEREBY ACKNOWLEDGES THAT THE NAMES

"CONEMAUGH STATION" AND "KEYSTONE STATION" EACH HAS A GEOGRAPHIC CONNOTATION ASSOCIATED WITH THE LOCATION OF THE PURCHASED ASSETS.

       10.8     <u>Notices</u>.  All notices and other communications hereunder shall be in writing and shall be deemed given on the day when delivered personally or by facsimile transmission (with confirmation), on the next Business Day when delivered to a nationally recognized overnight courier or five (5) Business Days after deposited as registered or certified U.S. mail (return receipt requested), in each case, postage prepaid, addressed to the recipient Party at its address set forth below (or at such other address or facsimile number for a Party as shall be specified by like notice; provided, however, that any such notice of a change of address or facsimile number shall be effective only upon receipt thereof):

      (a)        If to Seller, to:

        Atlantic City Electric Company
        800 King Street
        P.O. Box 231
        Wilmington, Delaware  19899
        Attention:  President
        Facsimile:  (302) 429-3367

        with a copy (which shall not constitute notice) to:

        Pepco Holdings, Inc.
        Suite 1100, 10th Floor
        701 Ninth Street, NW
        Washington, D.C.  20068
        Attention:  Vice President, Legal Services
        Facsimile:  (202) 872-3281

        and a copy (which shall not constitute notice) to:

        Blank Rome LLP
        One Logan Square
        Philadelphia, Pennsylvania  19103
        Attention:  Ronald Fisher, Esquire
        Facsimile:  (215) 832-5479

      (b)        If to Buyer, to:

        Duquesne Light Holdings, Inc.
        411 Seventh Avenue
        Pittsburgh, PA 15219
        Attention:  James E. Wilson, Vice President
        Facsimile:  412-393-1070

with a copy (which shall not constitute notice) to:

Duquesne Light Company
411 Seventh Avenue
Pittsburgh, PA 15219
Attention: Gary A. Jack, Assistant General Counsel
Facsimile: 412-393-1418

10.9    Assignment.  This Agreement shall be binding upon and inure solely to the benefit of the Parties and their respective successors and permitted assigns, but neither this Agreement nor any of the rights, interests, obligations or remedies hereunder shall be assigned by any Party hereto, including by operation of law, without the prior written consent of the other Party, nor is this Agreement intended to confer upon any other Person any rights, interests, obligations or remedies hereunder.  Without limiting the generality of the foregoing, no provision of this Agreement shall create any third-party beneficiary rights in any Employee or former employee of Seller (including any beneficiary or dependent thereof), including with respect to continued employment or resumed employment, and no provision of this Agreement shall create any rights in any such Persons in respect of any benefits that may be provided, directly or indirectly, under any employee benefit plan or arrangement except  as expressly provided for thereunder.  Notwithstanding the foregoing, either Party may, without the prior written consent of the other Party, assign all or any portion of its rights, interests, obligations and remedies hereunder, pursuant to instruments of transfer in form and substance reasonably satisfactory to the other Party, to one or more direct or indirect wholly owned subsidiaries of such Party; provided, however, that (i) no such assignment shall relieve such Party of any of its Liabilities hereunder, (ii) Buyer shall guarantee the obligations of its assignee, which guarantee shall be in form and substance reasonably satisfactory to Seller, (iii) no such assignment shall result in any Party requiring any additional consent, approval, filing, or notice of, with or to, any third party, including any Governmental Authority, to consummate the transactions contemplated by this Agreement or any Additional Agreement, and (iv) such assignment does not otherwise prevent or materially impede, interfere with or delay the transactions contemplated by this Agreement or any Additional Agreement.

10.10    Governing Law; Forum; Service of Process.  This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware (without giving effect to conflicts of law principles) as to all matters, including validity, construction, effect, performance and remedies.  Venue in any and all suits, actions and proceedings related to the subject matter of this Agreement shall be in the state and federal courts located in and for the State of Delaware (the "Courts"), which shall have exclusive jurisdiction for such purpose, and the Parties hereby irrevocably submit to the exclusive jurisdiction of such courts and irrevocably waive the defense of an inconvenient forum to the maintenance of any such suit, action or proceeding.  Service of process may be made in any manner recognized by such Courts.  Each of the Parties hereby irrevocably waives its right to a jury trial arising out of any dispute in connection with this Agreement or the transactions contemplated hereby.  Buyer has irrevocably appointed Corporation Service Company, 2711 Centerville Road, Suite 400, Wilmington, DE 19808, as its authorized agent (the "Authorized Agent") upon which process may be served in any suit, action or proceeding based on this Agreement which may be instituted in the Courts by Seller, and Buyer expressly accepts the jurisdiction of any such Court in respect of any such suit, action or proceeding. Buyer represents and warrants that the Authorized Agent has agreed to act as such agent for service of process, and Buyer shall take any and all actions, including the filing of any and all documents and instruments, which may be necessary or appropriate to continue such appointment in full force and effect. Service of process upon the Authorized Agent and written notice of such service to Buyer shall be deemed, in every respect, effective service of process upon Buyer.

10.11    Counterparts. This Agreement may be executed by facsimile transmission (with confirmation) and in counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

10.12    Interpretation. The Article and Section headings contained in this Agreement are solely for the purpose of reference, are not part of the agreement of the parties and shall not in any way affect the meaning or construction of this Agreement. Ambiguities and uncertainties in the wording of this Agreement shall not be construed for or against any Party, but shall be construed in the manner that most accurately reflects the Parties' intent as of the date of this Agreement. Each Party acknowledges that it has been represented by counsel in connection with the review and execution of this Agreement, and, accordingly, there shall be no presumption that this Agreement or any provision hereof be construed against the Party that drafted this Agreement. Notwithstanding any provision of any Additional Agreement to the contrary, the provisions of this Agreement shall govern and control any conflict or inconsistency between or among the provisions of this Agreement and the provisions of any such Additional Agreement.

10.13    Schedules and Exhibits. Except as otherwise provided in this Agreement, all Exhibits and Schedules referred to herein are intended to be and hereby are made a part of this Agreement

10.14    Disclosure. Each Schedule to this Agreement shall be deemed to include and incorporate all information set forth on the other Schedules. Information disclosed in documents set forth on a Schedule shall be deemed to be disclosed on the Schedules. Certain information set forth on the Schedules is included solely for informational purposes, is not an admission of liability or materiality with respect to the matters covered by the information, and may not be required to be disclosed pursuant to this Agreement. The specification of any Dollar amount in the representations and warranties contained in this Agreement or the inclusion of any specific item in the Schedules is not intended to imply that such amounts (or higher or lower amounts) or such items are or are not material, and no Party shall use the fact of the setting of such amounts or the fact of the inclusion of any such item in the Schedules in any dispute or controversy among the Parties as to whether any obligation, item or matter not described herein or included in a Schedule is or is not material for purposes of this Agreement.

10.15    Entire Agreement. This Agreement (including the Schedules and Exhibits), together with the Additional Agreements (when executed and delivered by the Parties) and the Confidentiality Agreement, constitute a single integrated agreement between the Parties and, together, embody the entire agreement and understanding of the Parties hereto in respect of the transactions contemplated hereby and thereby, and supersede all prior agreements and understandings between the Parties with respect to such transactions. There are no representations, warranties, covenants or agreements between the Parties with respect to the subject matter set forth in such agreements, other than those expressly set forth or referred to herein or therein.  Without limiting the generality of the foregoing, Buyer hereby acknowledges and agrees that there are no representations, warranties, covenants or agreements between the Parties with respect to the subject matter set forth in such agreements contained in any material made available to Buyer pursuant to the terms of the Confidentiality Agreement (including the Offering Memorandum dated June 15, 2005, previously provided to Buyer by or on behalf of Seller and Concentric Energy Advisors, Inc.).

**SIGNATURE PAGE FOLLOWS**

IN WITNESS WHEREOF, Seller and Buyer have caused this Purchase and Sale Agreement to be duly executed and delivered by their respective duly authorized officers as of the date first above written.

ATLANTIC CITY ELECTRIC COMPANY

By: /s/ JOSEPH M. RIGBY
     Name:   Joseph M. Rigby
     Title:   Chief Financial Officer

DUQUESNE LIGHT HOLDINGS, INC.

By: /s/ JAMES E. WILSON
     Name:   James E. Wilson
     Title:   Vice President

**FORM OF ASSIGNMENT AND ASSUMPTION AGREEMENT**

ASSIGNMENT AND ASSUMPTION AGREEMENT, dated as of [                ], 2006 by and between Atlantic City Electric Company, a New Jersey corporation ("<u>Seller</u>"), and [                            ], a [        ] [corporation] [limited liability company] ("<u>Buyer</u>"). Each of Seller and Buyer are referred to herein individually as a "Party", and collectively as the "Parties."

W I T N E S S E T H:

WHEREAS, this Assignment and Assumption Agreement is being executed and delivered in connection with the consummation of the sale and purchase transaction contemplated in that certain Purchase and Sale Agreement by and between Seller and Buyer (as assignee of Duquesne Light Holdings, Inc.), dated as of November __, 2005 (the "<u>Purchase Agreement</u>"). Capitalized terms used but not otherwise defined in this Assignment and Assumption Agreement have the respective meanings set forth in the Purchase Agreement, the applicable terms of which are hereby incorporated by reference into this Assignment and Assumption Agreement; and

WHEREAS, pursuant to Section 2.1 of the Purchase Agreement, Seller has agreed to sell, assign, convey, transfer and deliver to Buyer, and Buyer has agreed to purchase, assume and acquire from Seller, all of Seller's right, title and interest in, to and under the Purchased Assets, free and clear of all Encumbrances, except for the Permitted Encumbrances; and

WHEREAS, pursuant to Section 2.3 of the Purchase Agreement, Buyer has agreed to assume and to pay, perform and otherwise discharge, without recourse to Seller or its Affiliates, the Assumed Liabilities.

NOW, THEREFORE, in consideration of the foregoing, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, intending to be legally bound hereby, agree as follows:

1.      Upon the terms and subject to the conditions set forth in the Purchase Agreement, Seller hereby sells, assigns, conveys, transfers and delivers to Buyer, free and clear of all Encumbrances, except for the Permitted Encumbrances, all of Seller's right, title and interest in, to and under the Seller's Agreements, the Purchased Assets set forth in Section 2.1(f) and (g) of the Purchase Agreement, and Seller's membership interests in each of Conemaugh Fuels, LLC and Keystone Fuels, LLC (the "<u>Membership Interests</u>" and, together with the Seller's Agreements and the Purchased Assets set forth in Section 2.1(f) and (g) of the Purchase Agreement, the "<u>Assigned Assets</u>"). Notwithstanding the foregoing, nothing in this Assignment and Assumption Agreement is intended, or shall be construed, to result in the sale, assignment, conveyance, transfer or delivery to Buyer of any Excluded Asset.

2.      Upon the terms and subject to the conditions set forth in the Purchase Agreement, Buyer hereby accepts such sale, assignment, conveyance, transfer and delivery of the Assigned

Assets, and Buyer hereby assumes and agrees to pay, perform and otherwise discharge when due, without recourse to Seller or its Affiliates, the Assumed Liabilities.

3.        Subject to Section 2.5 of the Purchase Agreement, Seller hereby constitutes and appoints Buyer, its successors and permitted assigns, as the true and lawful agent and attorney-in-fact of Seller to demand and receive any and all of the Assigned Assets which are not in the possession or under the exclusive control of Seller, and to give receipts and releases for and in respect of the same, and any part thereof, and from time to time to institute and prosecute in the name of Seller or in the name of Buyer, Buyer's successors and permitted assigns, any and all proceedings at law, in equity or otherwise, which Buyer, its successors and permitted assigns may deem proper for the collection and enforcement of any claim or right of any kind hereby sold, assigned, conveyed, transferred and delivered, and to do all acts and things in relation to the Assigned Assets that Buyer, its successors and permitted assigns shall deem necessary to give effect to the transactions contemplated by the Purchase Agreement and this Assignment and Assumption Agreement.  Notwithstanding the foregoing, subject to Section 2.5 of the Purchase Agreement, Seller shall retain the right, power, interest and authority to institute or prosecute any and all proceedings at law, in equity or otherwise, which Seller deems proper for the collection and enforcement of any claim or right relating to an Excluded Asset or an Excluded Liability.

4.        Seller shall, from time to time after the delivery of this Assignment and Assumption Agreement, at Buyer's request and without further consideration (other than the reimbursement of costs and expenses reasonably incurred by Seller), do, execute, acknowledge and deliver, or cause to be done, executed, acknowledged and delivered, all and every such further acts, conveyances, transfers, assignments, powers of attorney and assurances as Buyer may reasonably require more effectively to sell, assign, convey, transfer and deliver to Buyer any of the Assigned Assets or to carry into effect the intent and purposes of the Purchase Agreement and this Assignment and Assumption Agreement.

5.        Nothing in this Assignment and Assumption Agreement, express or implied, is intended or shall be construed to confer upon or give to any Person, other than Seller and Buyer and their respective successors and permitted assigns, any remedy or claim under or by reason of this instrument or any term, covenant or condition hereof, and all of the terms, covenants, conditions, promises and agreements in this Assignment and Assumption Agreement shall be for the sole and exclusive benefit of Seller and Buyer and their respective successors and permitted assigns.

6.        Neither the making nor the acceptance of this Assignment and Assumption Agreement shall enlarge, restrict or otherwise modify the terms of the Purchase Agreement or constitute a waiver or release by Seller or Buyer of any liabilities, duties or obligations imposed upon any of them by the terms of the Purchase Agreement, including, without limitation, the provisions thereof which the Purchase Agreement provides shall survive the date hereof.  In furtherance of the foregoing, in the event that any provision of this Assignment and Assumption Agreement shall be construed to conflict with any provision of the Purchase Agreement, the provision in the Purchase Agreement shall govern.

7.        This Assignment and Assumption Agreement shall be binding upon and inure to the benefit of Seller, Buyer and their respective successors and permitted assigns.

8.     This Assignment and Assumption Agreement shall be governed by and construed in accordance with the laws of the State of Delaware (without giving effect to conflicts of law principles) as to all matters, including validity, construction, effect, performance and remedies. Venue in any and all suits, actions and proceedings related to the subject matter of this Assignment and Assumption Agreement shall be in the state and federal courts located in and for the State of Delaware (the "Courts"), which shall have exclusive jurisdiction for such purpose, and the Parties hereby irrevocably submit to the exclusive jurisdiction of such Courts and irrevocably waive the defense of an inconvenient forum to the maintenance of any such suit, action or proceeding.  Service of process may be made in any manner recognized by such Courts. Each of the Parties hereby irrevocably waives its right to a jury trial in any suit, action or proceeding arising out of any dispute in connection with this Assignment and Assumption Agreement or the transactions contemplated hereby.  Buyer has irrevocably appointed [          ] as its authorized agent (the "<u>Authorized Agent</u>") upon which process may be served in any suit, action or proceeding based on this Assignment and Assumption Agreement which may be instituted in the Courts by Seller, and Buyer expressly accepts the jurisdiction of any such Court in respect of any such suit, action or proceeding.  Buyer represents and warrants that the Authorized Agent has agreed to act as such agent for service of process, and Buyer shall take any and all actions, including the filing of any and all documents and instruments, which may be necessary or appropriate to continue such appointment in full force and effect.  Service of process upon the Authorized Agent and written notice of such service to Buyer shall be deemed, in every respect, effective service of process upon Buyer.

9.     This Assignment and Assumption Agreement, together with the Purchase Agreement, the other Additional Agreements (when executed and delivered by the Parties) and the Confidentiality Agreement, constitute a single integrated agreement between the Parties and, together, embody the entire agreement and understanding of the Parties hereto in respect of the transactions contemplated hereby and thereby, and supersede all prior agreements and understandings between the Parties with respect to such transactions.

10.     This Assignment and Assumption Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.  Any counterpart may be executed by facsimile signature and such facsimile signature shall be deemed an original.

<center>[SIGNATURE PAGE FOLLOWS]</center>

IN WITNESS WHEREOF, the undersigned have executed and delivered this Assignment and Assumption Agreement as of the date first above written.

ATLANTIC CITY ELECTRIC COMPANY

By: _____
     Name:
     Title:

[BUYER]

By: _____
     Name:
     Title:

FORM OF BILL OF SALE

BILL OF SALE, dated as of [        ], 2006, is made by Atlantic City Electric Company, a New Jersey corporation ("Seller"), in favor of [            ], a [       ] [corporation] [limited liability company] ("Buyer").

W I T N E S S E T H:

WHEREAS, this Bill of Sale is being executed and delivered in connection with the consummation of the sale and purchase transaction contemplated in that certain Purchase and Sale Agreement by and between Seller and Buyer (as assignee of Duquesne Light Holdings, Inc.), dated as of November ___, 2005 (the "Purchase Agreement").  Capitalized terms used but not otherwise defined in this Bill of Sale have the respective meanings set forth in the Purchase Agreement, the applicable terms of which are hereby incorporated by reference into this Bill of Sale;

WHEREAS, pursuant to Section 2.1 of the Purchase Agreement, Seller has agreed to sell, assign, convey, transfer and deliver to Buyer, and Buyer has agreed to purchase, assume and acquire from Seller, all of Seller's right, title and interest in, to and under the Purchased Assets, free and clear of all Encumbrances, except for the Permitted Encumbrances; and

WHEREAS, pursuant to Section 3.6 of the Purchase Agreement, Seller has agreed to execute and deliver this Bill of Sale pursuant to which all of the Purchased Assets (other than the Real Property, the Seller's Agreements, the Purchased Assets set forth in Section 2.1(f) and (g) of the Purchase Agreement, and Seller's membership interests in each of Conemaugh Fuels, LLC and Keystone Fuels, LLC) (the "Transferred Assets") will be sold, assigned, conveyed, transferred and delivered to Buyer.

NOW, THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged and intending to be legally bound hereby, upon the terms and subject to the conditions set forth in the Purchase Agreement, Seller does hereby sell, assign, convey, transfer and deliver to Buyer, all of Seller's right, title and interest in, to and under the Transferred Assets, free and clear of all Encumbrances, except for the Permitted Encumbrances.  Notwithstanding the foregoing sentence, nothing in this Bill of Sale shall be intended to result in the sale, assignment, conveyance, transfer or delivery to Buyer of any Excluded Asset.

TO HAVE AND TO HOLD the Transferred Assets unto Buyer, its successors and permitted assigns, for its and their own use and benefit, forever.

This Bill of Sale shall be binding upon and inure to the benefit of Buyer, its successors and permitted assigns.

Nothing in this Bill of Sale, express or implied, is intended or shall be construed to confer upon or give to any Person, other than Buyer, and its successors and permitted assigns, any

**JOINTLY OWNED STATIONS**

remedy or claim under or by reason of this instrument or any term, covenant or condition hereof, and all of the terms, covenants, conditions, promises and agreements in this Bill of Sale shall be for the sole and exclusive benefit of Buyer, its successors and permitted assigns.

Seller shall, from time to time after the delivery of this Bill of Sale, at Buyer's request and without further consideration (other than the reimbursement of costs and expenses reasonably incurred by Seller), do, execute, acknowledge and deliver, or cause to be done, executed, acknowledged and delivered, all and every such further acts, conveyances, transfers, assignments, powers of attorney and assurances as Buyer may reasonably require more effectively to sell, assign, convey, transfer and deliver to Buyer any of the Transferred Assets or to carry into effect the intent and purposes of the Purchase Agreement and this Bill of Sale.

This Bill of Sale shall be governed by and construed in accordance with the laws of the State of Delaware (without giving effect to conflicts of law principles) as to all matters, including validity, construction, effect, performance and remedies.

[SIGNATURE PAGE FOLLOWS]

**JOINTLY OWNED STATIONS**

IN WITNESS WHEREOF, this Bill of Sale has been duly executed and delivered by a duly authorized officer of Seller as of the date first above written

ATLANTIC CITY ELECTRIC COMPANY

By: _____
    Name:
    Title:

BUYER

[               }

By: _____
    Name:
    Title:

B-3

**JOINTLY OWNED STATIONS**

**EXHIBIT C**
**TO PURCHASE AND SALE AGREEMENT**

**FORM OF FIRPTA AFFIDAVIT**

Section 1445 of the Internal Revenue Code provides that a transferee of a U.S. real property interest must withhold tax if the transferor is a foreign person. To inform the transferee that withholding tax is not required upon the disposition of a U.S. real property interest by Atlantic City Electric Company, a New Jersey corporation (the "Company"), the undersigned hereby certifies on behalf of the Company that as of the date hereof:

1.      The Company is not a foreign corporation, foreign partnership, foreign trust, or foreign estate (as those terms are defined in the Internal Revenue Code and the Treasury Regulations promulgated thereunder);

2.      The Company's U.S. employer identification number is 21-0398280 and

3.      The Company's office address is:  800 King Street, P.O. Box 231, Wilmington, Delaware 19899.

The Company understands that this certification may be disclosed to the Internal Revenue Service by a transferee and that any false statement contained herein could be punished by fine, imprisonment or both.

[SIGNATURE PAGE FOLLOWS]

C-1

**JOINTLY OWNED STATIONS**

Under penalties of perjury, I declare that I have examined this certification and to the best of my knowledge and belief it is true, correct and complete, and I further declare that I have authority to sign this document on behalf of the Company.

ATLANTIC CITY ELECTRIC COMPANY

By: _____

      Name:

      Title:

STATE OF DELAWARE      )

COUNTY OF NEW CASTLE  )

Sworn to and subscribed before me this ___ day of _____, 2006 and acknowledged before me as being the free act and deed of the above signatory.

_____

Notary Public

My Commission expires: _____

C-2

**JOINTLY OWNED STATIONS**

**EXHIBIT D**
**TO PURCHASE AND SALE AGREEMENT**

# *FORM OF*
# *SPECIAL WARRANTY DEED*
(CONEMAUGH STATION*)*

***THIS INDENTURE MADE*** the ____ day of _________, 200__,

***BETWEEN*** ATLANTIC CITY ELECTRIC COMPANY , a New Jersey corporation (hereinafter called the Grantor), and ________________________ a ______________________________ (hereinafter called the Grantee);

***WITNESSETH,*** that the said Grantor for and in consideration of the sum of ________________________________________________ and 00/100 Dollars ($_________________) lawful money of the United States of America, unto it well and truly paid by the said Grantee, at and before the sealing and delivery of these presents, the receipt whereof is hereby acknowledged, has granted, conveyed, bargained, sold, aliened, enfeoffed, released and confirmed, and by these presents does grant, convey, bargain, sell, alien, enfeoff, release and confirm unto the said Grantee, its successors and assigns,

***AN UNDIVIDED 3.83% INTEREST IN*** that certain tract or parcel of land and premises situate, lying and being in both East and West Wheatfield Townships, Indiana County, Pennsylvania, being more particularly bounded and described as set forth in Exhibit A attached hereto, including without limitation, all of Grantor's surface and subsurface estates, rights of surface support, oil, gas and other mineral estates and rights and all rents, royalties and profits arising therefrom (the "Property").

***BEING*** the same premises which by Deeds listed in Exhibit "C", the grantors therein granted and conveyed an undivided interest therein to Atlantic City Electric Company in fee.

**NOTICE**

Pursuant to Section 512(b) of the Pennsylvania Hazardous Sites Cleanup Act, 35 P.S. §6020.512(b) ("HSCA") and Section 405 of the Pennsylvania Solid Waste Management Act, 35 P.S. §6018.405 ("SWMA"), and based on deed disclosures contained in deeds related to the property and/or transferring the property into Grantor and the reports referenced below, Grantor acknowledges that "hazardous substances" or "hazardous waste," as defined in the HSCA and the SWMA, may have been disposed of on the property described in this deed prior to or during the Grantor's ownership thereof. The approximate locations and areas affected by such hazardous substances or hazardous wastes are described in the above-referenced documents, which are incorporated herein by reference, and include the following:

- Asbestos insulation and other asbestos containing materials have been disposed in the active Stage II On-site ash disposal landfill (Parcel A) (pursuant to PaDEP solid waste permit #300876). Additional information regarding the quantities and locations within the landfill of such disposal is in the possession of the PaDEP.
- Wastewater treatment sludges which may contain hazardous substances were removed during cleaning of the various on-site wastewater impoundments and disposed of in either Stage I or Stage II of the on-site ash disposal landfill (Parcel A) (PaDEP solid waste permit #300876) via blending with fly ash and bottom ash, prior to final placement and compaction. Filling of the Stage I portion of the landfill has been completed. Similar materials generated at the Seward Generating Station have been land-filled in the Stage II on-site ash disposal landfill. Concentrations of metals have been detected in the soils and groundwater in this area.
- Bottom Ash which may contain hazardous substances has been utilized at the site for the construction of roadways and structural fills in low lying areas. These areas include, but are not limited to, the outside storage area west of the Unit #2 crane bay (Parcel B), the area around the ash haul contractor buildings (Parcel C), the outside storage area south of the coal yard office and rotary car dumper (Parcel D), the outside storage and parking area southwest of the coal pile and inside the drainage ditch (Parcel E), the area north of the intake clarifier (Parcel F), and the truck parking area west of the main sub yard (Parcel G).
- Four unlined active ash ponds (also known as station filter ponds or wastewater storage impoundments) (Parcel H) have been used for the storage of high and low pH waste waters prior to final treatment, and as a collection point for various chemical spills of sulfuric acids and caustic soda (all of the spills were subsequently remediated).
- The electric generation and transmission equipment at the site has, at times, included equipment with dielectric fluids which contained polychlorinated biphenyls (PCBs). Spillage of these fluids may have occurred in these areas (Parcels T-Sub, T-I and T-2). Soil sampling in the substation area (Parcel T-Sub) did not detect concentrations of PCBs.
- Spills of used oils have occurred at or near the mobile and stationary operating equipment and storage tanks associated with the electric generating facility, including, but not limited to, air compressors, fans, mills, and seal oil systems. The spills were remediated utilizing one or more of the following collection methods: oil absorbent materials, bulk collection of free oils, or mechanical removal of residual materials including soils and water. Residual materials were generally disposed through either off-site disposal services or incineration in the utility boilers. The Phase I Environmental Assessment specifically noted evidence of staining on the concrete pad in the Used Oil Storage area near the aboveground waste oil storage tanks.
- Cooling tower waters which may have contained hazardous substances, including sodium hypochlorite and bromide, were discharged to the Cooling Tower Desilting Basin.
- On February 6, 1978, a bushing failure on the I C Main Transformer caused 11,250 gallons of transformer oil containing concentrations of approximately

1 part per million of PCBs to be spilled into the gravel pit below the transformer (Parcel T-2). Residual materials were removed and disposed off-site.

- On June 18, 1986, 8000 gallons of transformer oil containing concentrations of approximately .5 parts per million of PCBs was spilled in Parcel T-2 as a result of a fire and subsequent rupture of the "C" Main Transformer (EPA reference #3HW22). The bulk of the spilled oil was captured in emergency containment tanks, but some material was discharged into the Conemaugh River. Oil booms were utilized to contain and remove free liquids and affected soils were excavated and disposed off-site.
- In April and October of 1991, spills of electro hydraulic control (EHC) fluid in the station basement area resulted in small amounts of the material reaching the active ash ponds. (Parcel H). EHC fluid is heavier than water and should have been integrated into the ponds' sludge materials that were subsequently disposed in the Stage II portion of the on-site ash disposal landfill (Parcel A).
- Fly ash and bottom ash which may contain hazardous substances were disposed of in impoundments, now closed. (Parcel J).
- In June of 1996, approximately 7300 gallons of Sodium Hypochlorite and 1000 gallons of Sodium Bromide were spilled in the vicinity of the Unit #1 Cooling Tower Bleach pump (Parcel K). Affected soils were removed and disposed of in the Stage II portion of the on-site ash disposal landfill.
- Groundwater sampling in the area of the coal pile runoff ditch detected concentrations of metals and sulfates.
- Herbicides have been used to control the growth of vegetation across the site at various times including, but not limited to, the areas within the main fuel oil storage tanks' spill containment in the Main Oil Tank area, and the substation area (Parcel T-Sub) and underneath the transmission lines.
- On February 1, 2005, approximately 100 gallons of Ferric Chloride overflowed from the River Ferric Chloride tank (#046A). Plant personnel accompanied the load to the tank and to determine if the tank had sufficient space. During the unloading, the tank overflowed due to insufficient space in the tank. It was later found that the load was to be delivered at the Seward Generating Station, however there was no clear markings as such on the bill of lading. The overflow material was contained on the ground around the tank with all contaminated soils subsequently removed and disposed offsite.
- In December 2000, approximately 200 gallons of sodium hydroxide overflowed from tank 009A into a contained area. The spill was contained within the tank curbing of the wastewater treatment system. It is believed that the tank overflowed during a chemical delivery. The tank containment area was cool enough that the sodium hydroxide solution had begun to freeze and solidify. Cleanup contractor, McCutcheon Enterprises, washed spilled material into the wastewater treatment system batch tank for neutralization and subsequent discharge via the appropriate NPDES discharge outfall.
- In June 1996, 7,200 gallons of sodium hypochlorite and 1,000 gallons of sodium bromide leaked to soil at the Unit 1 cooling tower. Vegetation was observed distressed from the release. The leak was remediated by an outside spill response contractor. Between 4 and 8 inches of soil was excavated from the impacted area

and a sump was excavated to collect the liquid product. The storm water sewer system was impacted by the release. A vacuum truck pumped the liquid from the storm drainage trench, which was closed from the discharge to the Conemaugh River. The Conemaugh River was reportedly not affected by the release.

- In August 1996, approximately 1,100 gallons of No. 2 Fuel Oil leaked from the auxiliary boiler supply vent valve. The surrounding soil was impacted. The free product was reportedly absorbed; soil and rock was excavated to a depth of 10 inches, an oil water separator was pumped and cleaned, and oil skimmers were placed on the discharge pond.

- In November 1999, approximately 1 gallon of lubricating oil was discharged to the Conemaugh River via the station's condenser flood water back-up sump. This sump is designed to pump various plant drains to facility water treatment systems. In this instance a main condenser was being drained and the drainage flow exceeded the pumping station's capacity. Oil in the water was entrained when traveling through parts of this drainage path. Water flow to this location was stopped as soon as the discharge was noted and absorbent dams were immediately placed in the overflow stream. Pumping capacity was increased and flow was implemented to make future overflow unlikely.

- In June 2000, 20 to 25 gallons of Cooling Tower Biocide (active ingredient dedecylguanidine hydrochloride, CAS No. 13590-97-1) was spilled when a measuring container overflowed. The spilled material initially contacted the tank's surrounding concrete pad, then ran onto the surrounding soil and catch basin that discharges to the cooling tower desilting basin, which is used as a source of makeup water for the FGD (scrubber) System. The majority of the spilled material was cleaned up using a vacuum truck and emptied back into the cooling water system for use as a treatment chemical. The remainder was washed into the desilting basin where it was consumed as a makeup water source for the scrubber.

[NOTE: This disclosure will be reviewed prior to closing and updated in accordance with the applicable disclosure requirements based on information available at the time.]

The following environmental investigations have been conducted on the property:

- "Draft Addendum Phase I Environmental Site Assessment GPU Energy Conemaugh Coal-Fired Generating Station New Florence, Pennsylvania," performed by URS Greiner Woodward Clyde; November 10, 1999.
- "Phase I Environmental Site Assessment GPU Energy Conemaugh Coal-Fired Generating Station New Florence, Pennsylvania," performed by Woodward-Clyde International-Americas; April 1998.
- "Phase II Investigations GPU Conemaugh Coal-Fired Generating Station New Florence, Pennsylvania," performed by Woodward-Clyde International-Americas; July 1998.
- Phase I Environmental Site Assessment Conemaugh Power Plant, performed by NTH Consultants for Conectiv; June 22, 1999.
- Phase I Environmental Site Assessment Conemaugh Power Plant, performed by NTH Consultants for Conectiv, July 31, 2002.

- Phase I Environmental Site Assessment Conemaugh Power Plant, performed by NTH Consultants Ltd. for Conectiv, June 22, 2005.

The special warranty in this deed shall not apply to the description of the area, location and nature of hazardous wastes or hazardous substances contained herein.

*UNDER AND SUBJECT*, however, to all matters of record in the Indiana County Recorder of Deeds Office or the Indiana County Prothonotary Office which affect title to the Property;

*AND FURTHER UNDER AND SUBJECT* to the following covenant, waiver, surrender and release, namely, that the property conveyed to the Grantees by this deed and the improvements hereinafter mentioned shall not, during the period hereinafter specified, be subject to any partition or sale for division; either voluntary or involuntary, by either judicial or non-judicial action, and all right to effect during said period such a partition or sale for division is hereby waived, surrendered and released by the Grantee; and said covenant, waiver, surrender and release: (1) shall not be for the benefit of the Grantor or its successors or assigns, (2) shall be binding upon and inure to the benefit of the Grantee, and its successors and assigns, and the mortgagees, receivers, trustees or other representatives of the Grantee and of their respective successors and assigns, and shall run with the land hereby conveyed, (3) shall be applicable not only to the property hereby conveyed, in which the Grantee is acquiring an undivided interest as tenant in common for use in connection with the steam electric generating station known as the Conemaugh Station, but shall also be applicable to all improvements now or hereafter made by the Grantee and any others on said property for use in connection with said Conemaugh Station, (4) shall be effective during the period commencing with the date of the acquisition of said property by the Grantor and continuing during the useful life of said Conemaugh Station for the generation of electric energy except that if at any one or more times during said period all tenants in common then owning undivided interests in the aforesaid property and improvements by appropriate instrument executed and delivered by all such tenants in common, shall dispose of and convey any portion thereof or interest therein, said covenant, waiver, surrender and release shall, upon such delivery, cease to be binding with respect to such portion or interest so disposed of and conveyed, but shall nevertheless remain effective during the aforesaid period with respect to the balance of said property and improvements not so disposed of and conveyed, and (5) shall not, and is not intended to, prohibit or limit in any way the right of each tenant in common at any time owning an undivided interest in said property and improvements (including the Grantee herein), to sell, convey, mortgage and otherwise freely transfer and alienate its own undivided interest therein, either in whole or in part, subject, however, to said covenant, waiver, surrender and release.

*TOGETHER WITH* all and singular the buildings and improvements, ways, streets, alleys, passages, waters, water-courses, rights, liberties, privileges, hereditaments and appurtenances whatsoever thereunto belonging, or in any wise appertaining, and the reversions and remainders, rents, issues and profits thereof, and all the estate, right, title, interest, property, claim and demand whatsoever of the said Grantor, in law, equity, or otherwise howsoever, of, in, and to the same and every part thereof.

*TO HAVE AND TO HOLD* the same to and for the use of Grantee, its successors and assigns forever;

*UNDER AND SUBJECT* as aforesaid, the Grantor for itself, and its successors and assigns, does hereby **WARRANT SPECIALLY** title to the property described herein.

Grantor, hereby reserves, for itself and its successors and assigns, an easement over the areas identified as "Conemaugh Switching Station" and the "Conemaugh to Conastone Transmission Line" as shown on a survey titled ALTA/ACSM Land Title Survey for Conectiv, Conemaugh Station, West Wheatfield Township, Indiana County, Commonwealth of Pennsylvania, prepared by Rettew Associatios, Inc., Sheets 2 & 4, revised to 11/11/99, and an access easement to the aforesaid areas over the lands granted hereby by routes mutually agreed upon by Grantor and Grantee. The terms of the aforesaid easements will be memorialized in a Grant of Easement to be executed subsequent to the date of this Deed. Such Grant of Easement shall contain identical terms and conditions as those contained in Grants of Easements executed by the owners of the remaining undivided 96.17% interest in the Property.

Grantor's facilities within the easement area will include those electrical transmission, distribution and communication facilities, including any permits, contracts and warranties to the extent they relate to such facilities, information technology, switchyard facilities, substation and support facilities, switches, meters, gas facilities, revenue meters, remote testing units, drainage pipes and systems, pumping equipment and associated piping along with any other associated facilities and appurtenances.

**NOTICE - THIS DOCUMENT MAY NOT SELL, CONVEY, TRANSFER, INCLUDE OR INSURE THE TITLE TO THE COAL AND RIGHT OF SUPPORT UNDERNEATH THE SURFACE LAND DESCRIBED OR REFERRED TO HEREIN, AND THE OWNER OR OWNERS OF SUCH COAL MAY HAVE THE COMPLETE LEGAL RIGHT TO REMOVE ALL OF SUCH COAL AND, IN THAT CONNECTION, DAMAGE MAY RESULT TO THE SURFACE OF THE LAND AND ANY HOUSE, BUILDING OR OTHER STRUCTURE ON OR IN SUCH LAND. THE INCLUSION OF THIS NOTICE DOES NOT ENLARGE, RESTRICT OR MODIFY ANY LEGAL RIGHTS OR ESTATES OTHERWISE CREATED, TRANSFERRED, EXCEPTED OR RESERVED BY THIS INSTRUMENT.** [This notice is set forth in the manner provided in Section 1 of the Act of July 17, 1957, P.L. 984, as amended, and is not intended as notice of unrecorded instruments, if any].

NOTICE - THE UNDERSIGNED, AS EVIDENCED BY THE SIGNATURE(S) TO THIS NOTICE AND THE ACCEPTANCE AND RECORDING OF THIS DEED, (IS, ARE) FULLY COGNIZANT OF THE FACT THAT THE UNDERSIGNED MAY NOT BE OBTAINING THE RIGHT OF PROTECTION AGAINST SUBSIDENCE, AS TO THE PROPERTY HEREIN CONVEYED, RESULTING FROM COAL MINING OPERATIONS AND THAT THE PURCHASED PROPERTY, HEREIN CONVEYED, MAY BE PROTECTED FROM DAMAGE DUE TO MINE SUBSIDENCE BY A PRIVATE CONTRACT WITH THE OWNERS OF THE ECONOMIC INTEREST IN THE COAL.  THIS NOTICE IS INSERTED HEREIN TO COMPLY WITH THE BITUMINOUS MINE SUBSIDENCE AND LAND CONSERVATION ACT OF 1966, AS AMENDED 1980, OCT. 10, P.L. 874, NO. 156 § 1.

WITNESS:                                    "BUYER"


_____     By:    _____
                                            Name:
                                            Title:


West Wheatfield Township - 99.998% of acreage
East Wheatfield Township - .002% of acreage

        ***IN WITNESS WHEREOF***, the said Grantor has duly executed this Deed on the date first above written.

Attest::                                 ATLANTIC CITY ELECTRIC COMPANY

_____    By: _____

Title:                                    Title:

Print Name: _____    Print Name:

## CERTIFICATE OF RESIDENCE

I hereby certify that the address of Grantee is:

_____
_____
_____
_____

Witness the due execution hereof this \_\_\_\_ day of June, 200\_\_.

                               _____
                                   Agent for Grantee

STATE OF DELAWARE         )
                                    :    SS.

COUNTY OF NEW CASTLE    )

        **ON THIS**, the _____ day June*,* 200__, before me, the undersigned officer, personally appeared _____ who acknowledged himself to be the Vice-President of Atlantic City Electric Company, a New Jersey corporation, and that he as such officer, being authorized to do so, executed the foregoing Deed for the purposes therein contained, by signing the name of the corporation by himself as said officer.

        **IN WITNESS WHEREOF**, I hereunto set my hand and official seal.

                                     _____

                                     Notary Public

(Notarial Seal)                   My commission expires _____

RECORD AND RETURN TO:

**EXHIBIT A**


**DESCRIPTIVE NARRATIVE**
**TRACT NO. 1**
**(PURPARTS 1, 2, 3, 4, 5, 6, 7, 8, 9, 10, 11, 38, 39-PARCEL 4, 43, 45, 46 & 47)**


ALL that certain piece, parcel and lot of land situate in East Wheatfield and West Wheatfield Townships, Indiana County, Commonwealth of Pennsylvania and being more particularly bound and described as follows to wit:

BEGINNING at a point on the westerly line of the Conemaugh River at a corner of lands now or formerly of Pennsylvania Electric Co. (Seward Station) said point being S 3l°12'l6" E a distance of 36.42 feet from a rebar (set); thence following the line of the river downstream the following fifty two (52) courses:

| | |
|---|---|
| 1. | S 70°02'14" W a distance of 265.00 feet to a point; |
| 2. | S 57°10'04" W a distance of 145.00 feet to a point; |
| 3. | S 43°43'50" W a distance of 295.00 feet to a point; |
| 4. | S 22°58'35" W a distance of 85.00 feet to a point; |
| 5. | S 35°40'12" W a distance of 210.00 feet to a point; |
| 6. | S 47°58'50" W a distance of 160.00 feet to a point; |
| 7. | S 38°23'49" W a distance of 110.00 feet to a point; |
| 8. | S 48°41'21" W a distance of 122.00 feet to a point; |
| 9. | S 4l°24'08" Wa distance of 143.00 feet to a point; |
| 10. | S 52°49'29" W a distance of 165.00 feet to a point; |
| 11. | S 39°00'01" W a distance of 172.00 feet to a point; |
| 12. | S 28°57'43" W a distance of 115.00 feet to a point; |
| 13. | S 36°44'41" W a distance of 290.00 feet to a point; |
| 14. | S 4l0°28'11" W a distance of 235.00 feet to a point; |
| 15. | S 34°17'33" W a distance of 230.00 feet to a point; |
| 16. | S 34°22'18" W a distance of 295.00 feet to a point; |
| 17. | S 23°40'28" W a distance of 225.00 feet to a point; |
| 18. | S 11°37'34" W a distance of 260.00 feet to a point; |
| 19. | S 17°32'30" W a distance of 465.00 feet to a point; |
| 20. | S 12°18'01"W a distance of 312.00 feet to a point; |
| 21. | S 29°45'48" W a distance of 145.00 feet to a point; |
| 22. | S 48°00'29" W a distance of 190.00 feet to a point; |
| 23. | S 64°26'53" W a distance of 260.00 feet to a point; |
| 24. | S 68°32'25" W a distance of 258.00 feet to a point; |
| 25. | S 76°52'53" W a distance of 215.00 feet to a point; |
| 26. | S 82°35'50" W a distance of 400.00 feet to a point; |
| 27. | S 87°19'48" W a distance of 140.00 feet to a point; |
| 28. | N 79°06'32" W a distance of 180.00 feet to a point; |
| 29. | N 67°27'01" W a distance of 595.00 feet to a point; |
| 30. | N 44°58'15" W a distance of 240.00 feet to a point; |
| 31. | N 75°36'27" W a distance of 550.00 feet to a point; |
| 32. | N 68°36'53" W a distance of 185.00 feet to a point; |
| 33. | N 75°00'21" W a distance of 120.00 feet to a point; |

| | |
|---|---|
| 34. | N 56°15'01" W a distance of 185.00 feet to a point; |
| 35. | N 32°28'46" W a distance of 309.00 feet to a point; |
| 36. | N 21°38'28" W a distance of 455.00 feet to a point; |
| 37. | N 10°03'10" W a distance of 152.00 feet to a point; |
| 38. | N 20°42'19" W a distance of 150.00 feet to a point; |
| 39. | N 32°13'53" W a distance of 303.70 feet to a point; |
| 40. | N 37°23'43" W a distance of 396.17 feet to a point; |
| 41. | N 29°48'32" W a distance of 242.00 feet to a point; |
| 42. | N 39°50'57" W a distance of 215.00 feet to a point; |
| 43. | N 51°51'45" W a distance of 583.99 feet to a point; |
| 44. | N 40°36'47" W a distance of 210.00 feet to a point; |
| 45. | N 56°11'05" W a distance of 205.00 feet to a point; |
| 46. | N 56°01'50" W a distance of 637.10 feet to a point; |
| 47. | N 69°17'36" W a distance of 370.00 feet to a point; |
| 48. | N 75°14'50" W a distance of 371.00 feet to a point; |
| 49. | N 83°20'21" W a distance of 325.00 feet to a point; |
| 50. | S 84°52'26" W a distance of 214.00 feet to a point; |
| 51. | S 43°17'20" W a distance of 250.00 feet to a point; |
| 52. | S 69°59'35" W a distance of 140.00 feet to a point at a corner of lands now or formerly The Florence Mining Company; |

thence along said lands the following two (2) courses:

| | |
|---|---|
| 1. | N 34°25'27" E a distance of 382.32 feet to a rebar (set); |
| 2. | N 31°52'58" E a distance of 142.58 feet to an existing concrete monument at a corner of lands now or formerly Consolidated Rail Corporation; |

thence along said lands the following eighteen (18) courses:

| | |
|---|---|
| 1. | Along a line curving to the right and having a radius of 1,777.00 feet, an arc length of 707.42 feet and a chord bearing of N 88°32'12" E a distance of 702.76 feet to a point; |
| 2. | S 80°03'32" E a distance of 1,212.77 feet to a rebar (set); |
| 3. | N 09°56'28" E a distance of 27.00 feet to a rebar (set); |
| 4. | S 80°03'32" E a distance of 1,696.38 feet to a point; |
| 5. | N 09°43'31" E a distance of 13.55 feet to a point; |
| 6. | S 80°10'20" E a distance of 3,445.01 feet to a point; |
| 7. | Along a line curving to the left and having a radius of 1,424.87 feet, an arc length of 1,763.91 feet and a chord bearing of N 64°21'48" E a distance of 1,653.41 feet to a point; |
| 8. | Along a line curving to the left and having a radius of 1,910.04 feet, an arc length of 133.35 feet and a chord bearing of N 26°53'56" E a distance of 133.32 feet to a point; |
| 9. | N 24°53'55" E a distance of 616.60 feet to a point; |
| 10. | Along a line curving to the right and having a radius of 2,467.46 feet, an arc length of 1,390.95 feet and a chord bearing of N 41°02'53" E a distance of 1,372.61 feet to a point; |

11.  Along a line curving to the right and having a radius of 1,832.37 feet, an arc length of 582.68 feet and a chord bearing of N 66°2l'07" E a distance of 580.23 feet to a point;
12.  Along a line curving to the right and having a radius of 2,546.70 feet, an arc length of 224.75 feet and a chord bearing of N 77°59'24" E a distance of 224.68 feet to a point;
13.  N 80°31'06" E a distance of 614.19 feet to a point;
14.  N 80°31'06" E a distance of 37.12 feet to a point;
15.  Along a line curving to the left and having a radius of 1,474.21 feet, an arc length of 469.57 feet and a chord bearing of N 71°23'36" E a distance of 467.59 feet to a point;
16.  N 62°16'06" E a distance of 473.35 feet to a point;
17.  Along a line curving to the left and having a radius of 2,033.68 feet, an arc length of 523.48 feet and a chord bearing of N 54°53'39" E a distance of 522.04 feet to a point;
18.  S 42°28'48" E a distance of 30.42 feet to a point at a corner of lands now or formerly Pennsylvania Electric Co. (Seward Station);

thence along said lands the following fifteen (15) courses:

1.  Along a line curving to the right and having a radius of 1,943.00 feet, an arc length of 58.15 feet and a chord bearing of S 47°53'06" Wa distance of 58.15 feet to a point;
2.  S 31°47'05" E a distance of 22.00 feet to a point;
3.  S 58°12'55" W a distance of 105.00 feet to a point;
4.  S 60°14'58" W a distance of 534.87 feet to a point;
5.  S 67°20'45" W a distance of 236.48 feet to a point;
6.  S 45°53'21" E a distance of 29.70 feet to an existing concrete monument;
7.  S 64°33'40" W a distance of 274.00 feet to a point;
8.  S 68°02'11" W a distance of 91.40 feet to a point;
9.  S 76°03'18" W a distance of 267.84 feet to a point;
10. S 82°02'59" W a distance of 403 57 feet to a rebar (set);
11. S 19°17'12" W a distance of 37.60 feet to a point;
12. S 74°47'14" W a distance of 503.87 feet to a point;
13. Along a line curving to the left and having a radius of 1,390.12 feet, an arc length of 425.90 feet and a chord bearing of S 66°00'37" W a distance of 424.24 feet to a point;
14. Along a line curving to the left and having a radius of 2,441.46 feet, an arc length of 1,193.58 feet and a chord bearing of S 43°13'40" W a distance of 1,181.73 feet to an existing concrete monument;
15. S 31012'16" E a distance of 741.23 feet to a point, the place of BEGINNING.

Containing 367.231 acres.

## DESCRIPTIVE NARRATIVE
## TRACT NO. 2
## (PURPARTS 12 THRU 37, 40, 41, 42, 44 & 48 THRU 58)

ALL that certain piece, parcel and lot of land situate in East Wheatfield and West Wheatfield Township, Indiana County, Commonwealth of Pennsylvania and being more particularly bound and described as follows to wit:

BEGINNING at a rebar (set) on the northern right-of-way line of S.R. 2008 (Power Plant Road) at a point on line of lands now or formerly Pennsylvania Electric Company "Seward Station"; thence along said right-of-way line the following twenty-four (24) courses:

| | |
|---|---|
| 1. | S 79°54'23" W a distance of 128.00 feet to a point; |
| 2. | S 74°11'45" W a distance of 150.75 feet to a point; |
| 3. | S 79°54'23" W a distance of 38.79 feet to a point; |
| 4. | Along a line curving to the left and having a radius of 779.30 feet, an arc length of 201.81 feet and a chord bearing of S 72°29'15" W a distance of 201.25 feet to a point; |
| 5. | S 66°14'27" W a distance of 73.90 feet to a point; |
| 6. | N 80°50'10" W a distance of 68.68 feet to a point; |
| 7. | S 57°44'33" W a distance of 150.00 feet to a point; |
| 8. | S 52°47'12" W a distance of 306.16 feet to a point; |
| 9. | S 45°26'44" W a distance of 206.14 feet to a point; |
| 10. | S 44°27'14" W a distance of 102.19 feet to a point; |
| 11. | S 41 °56'52" W a distance of 101.97 feet to a point; |
| 12. | S 41°00'28" W a distance of 203.43 feet to a point; |
| 13. | S 35°38'58" W a distance of 404.77 feet to a point; |
| 14. | S 28°25'49" W a distance of 204.86 feet to a point; |
| 15. | S 21°49'48" W a distance of 100.12 feet to a point; |
| 16. | S 24°41'33" W a distance of 497.09 feet to a point; |
| 17. | Along a line curving to the right and having a radius of 1,357.46 feet, an arc length of 294.24 feet and a chord bearing of S 30°54'08" W a distance of 293.67 feet to a point; |
| 18. | S 36°13'19" W a distance of 97.42 feet to a point; |
| 19. | Along a line curving to the right and having a radius of 1,362.46 feet, an arc length of 1,169.95 feet and a chord bearing of S 65°48'43" W a distance of 1,134.33 feet to a point; |
| 20. | N 84°35'53" W a distance of 97.42 feet to a point; |
| 21. | N 82°53'45" W a distance of 34.42 feet to a point; |
| 22. | S 04°05'45" E a distance of 41.74 feet to a point; |
| 23. | Along a line curving to the right and having a radius of 2,145.80 feet, an arc length of 98.30 feet and a chord bearing of N 82°19'08" W a distance of 98.30 feet to a point; |

24.       N 80°18'12" W a distance of 1,552.76 feet to a point at a corner of lands now or formerly The Florence Mining Company;

thence along said lands the following seven (7) courses:

1.       N 05°11'29" E a distance of 990.88 feet to a point;
2.       N 29°18'57" W a distance of 577.43 feet to a point, said point being N 72°37'28" E a distance of 150.00 feet from a rebar (set);
3.       S 72°37'28" W a distance of 931.07 feet to an existing bolt;
4.       S 43°50'27" E a distance of 339.71 feet to a rebar (set);
5.       S 85°25'06" W a distance of 1,202.23 feet to a rebar (set);
6.       N 79°47'42" W a distance of 1,058.49 feet to a rebar (set);
7.       S 67°04'59" W a distance of 113.85 feet to a point in the center of S.R. 2008, said point being S 67°04'59" W a distance of 30.62 feet from a rebar (set);

thence in and along the center of S.R. 2008 and The Florence Mining Company the following nine (9) courses:

1.       N 51 °36'25" W a distance of 107.45 feet to a point;
2.       N 56°47'44" W a distance of 163.89 feet to a point;
3.       N 63°12'29" W a distance of 125.67 feet to a point;
4.       N 68°16'20" W a distance of 99.16 feet to a point;
5.       N 74°45'3l" W a distance of 120.33 feet to a point;
6.       N 83°26'07" W a distance of 187.30 feet to a point;
7.       N 89°34'28" W a distance of 378.02 feet to a point;
8.       S 83°30'38" W a distance of 200.21 feet to a point;
9.       S 78°52'08" W a distance of 624.77 feet to a P.K. nail (set);

thence continuing along said lands of The Florence Mining Company S 31°46'54" W a distance of 331.32 feet to a rebar (set) along the south side of S.R. 2008 at a corner of other lands of The Florence Mining Company; thence along same and crossing S.R. 2008 the following five (5) courses:

1.       N 24°05'36" W a distance of 427.77 feet to a rebar (set);
2.       N 21°29'30" W a distance of 375.00 feet to a rebar (set);
3.       N 34°54'59" W a distance of 299.05 feet to an existing concrete monument;
4.       N 39°07'02" W a distance of 763.37 feet to a P.K. nail (set) in the center of S.R. 2011 (Mulligan Hill Road);
5.       N 61°30'29" W a distance of 163.42 feet to a P.K. nail (set) in the center of S.R. 2011 at a corner of lands now or formerly Wenturine Brothers Lumber, Inc., said P.K. nail being offset S 20°43'00" W a distance of 27.77 feet from an existing concrete monument;

thence along said lands of Wenturine Brothers Lumber, Inc. the following four (4) courses:

1.       N 20°43'00" E a distance of 959.95 feet to an existing concrete monument;
2.       N 62°51'22" W a distance of 359.09 feet to an existing concrete monument;
3.       N 62°51'22" W a distance of 231.00 feet to a rebar (set);

4.             S 87°33'44" W a distance of 1,063.94 feet to a fence post at a corner of lands now or formerly Janet M. Clawson;

thence along said lands N 25°55'54" Wa distance of 956.51 feet to a rebar (set) in stones; thence continuing along same N 67°44'57" W a distance of 226.00 feet to a fence post at a corner of lands now or formerly H. Bert Hood, Jr.; thence along said lands of Hood N 27°30'15" E a distance of 1,834.31 feet to a rebar (set) at a corner of lands now or formerly April Shaw; thence along said lands the following three (3) courses:

1.             S 65°45'42" E a distance of 412.30 feet to a rebar (set);
2.             N 51°11'18" E a distance of 1,622.20 feet to a fence post;
3.             N 44°53'42" W a distance of 579.36 feet to a fence post at a corner of lands now or formerly Benjamin E. & Rose C. Scanga;

thence along said lands of Scanga N 54°33'52" E a distance of 1,492.92 feet to an existing concrete monument at a corner of lands now or formerly Tessie Boring; thence along lands of Boring the following five (5) courses:

1.             N 54°33'52" E a distance of 911.12 feet to an existing concrete monument;
2.             S 32°25'24" E a distance of 24.21 feet to an existing concrete monument;
3.             N 57°32'33" E a distance of 417.67 feet to an existing concrete monument;
4.             N 12°32'56" W a distance of 1,720.69 feet to an existing iron pin, said line passing through three existing iron pins a distance of 529.68 feet, 820.80 feet and 1,668.33 feet respectively away from aforementioned concrete monument at the end of course 3.
5.             N 13°11'14" W a distance of 260.45 feet to a stone pile at a corner of lands now or formerly Fred B. McFeely;

thence along said lands of McFeely the following three (3) courses:

1.             N 12°55'44" W a distance of 346.99 feet to a rebar (set);
2.             N 66°33'59" E a distance of 1,609.61 feet to a stone pile;
3.             N 09°48'27" W a distance of 1,622.29 feet to a stone pile at a corner of lands now or formerly Robert F. & Shirley Robson;

thence along said lands of Robson S 58°26'57" E a distance of 1,626.38 feet to a P.K. nail (set) in the center of T-840 (Clay Pike Road) at a corner of lands now or formerly the County of Indiana; thence in and along the center of T-840 and said lands of the County of Indiana S 32°44'08" W a distance of 984.94 feet to a P.K. nail (set); thence continuing along lands of the same the following four (4) courses:

1.             S 51°36'30" E a distance of 2,329.53 feet to a rebar (set);
2.             N 57°26'56" E a distance of 347.53 feet to a rebar (set);
3.             S 55°25'35" E a distance of 92.26 feet to a rebar (set);
4.             N 35°07'09" E a distance of 175.46 feet to an existing axle at a corner of lands now or formerly Duffola Revocable Trust;

thence along said lands S 71°57'20" E a distance of 1,584.97 feet to a rebar (set) at a corner of lands now or formerly Doris Miller; thence along said lands of Miller S 07°05'33" E a distance of 581.20 feet to an existing rebar at a corner of lands now or formerly Raymond Jeffrey Hedges; thence along said lands of Hedges the following two (2) courses:

1.  S 08°17'11" E a distance of 1,427.05 feet to an existing iron pin;
2.  S 64°12'52" E a distance of 2,238.50 feet to a point on line of lands now or formerly Raymond L. Cooper, said point being S 64°12'52" E a distance of 40.60 feet from an existing iron pin;

thence along said lands of Cooper the following two (2) courses:

1.  S 10°13'36" W a distance of 1,115.95 feet to an existing iron pipe;
2.  S 40°55'15" E a distance of 158.42 feet to an existing iron pipe at a corner of lands now or formerly John W. & Patricia A. Shaffer;

thence along said lands of Shaffer S 22°45'36" W a distance of 158.23 feet to an existing concrete monument; thence continuing along same and lands now or formerly Harold E. & Emily M. McKinney S 08°27'47" W a distance of 532.46 feet to an existing concrete monument; thence along said lands of McKinney and lands now or formerly Robert J. Ambrose S 26°23'51" E a distance of 769.72 feet to a rebar (set) at a corner of lands now or formerly Peter & Carolyn Buchkowski; thence along said lands of Buchkowski the following three (3) courses:

1.  S 85°07'29" W a distance of 92.39 feet to a rebar (set);
2.  S 25°02'25" E a distance of 592.19 feet to an existing iron pin;
3.  N 81°58'55" E a distance of 105.35 feet to a rebar (set);

thence continuing along said lands of Buchkowski and lands now or formerly William B. Schnavely and lands now or formerly Charles A. Wertheimer S 26°23'51" E a distance of 138.22 feet to an existing concrete monument; thence continuing along said lands of Wertheimer and lands now or formerly Richard James McCachren S 26°23'51" E a distance of 619.77 feet to an existing concrete monument; thence continuing along lands of McCachren and lands of Pennsylvania Electric Company "Seward Station" S 26°23'51" E a distance of 1,178.35 feet to a rebar (set), the place of BEGINNING.

Containing 2,515.169 Acres.

Excepting the following two tracts of land:

**<u>ONE</u>**

That tract of land as conveyed to Lavina G. Ritenour as recorded in Deed Book 474, page 261 and described as follows to wit:

BEGINNING at a railroad spike (set) in the center of T-840 (Clay Pike Road) within lands now or formerly Atlantic City Electric Co. et al.; thence in and along the center of T-840 the following three (3) courses:

1.    S 06°41'27" W a distance of 105.05 feet to a point;
2.    S 19°01'32" W a distance of 57.00 feet to a point;
3.    S 29°29'32" W a distance of 138.00 feet to a railroad spike (set);

thence along lands now or formerly Atlantic City Electric Co. et al. the following three (3) courses:

4.    N 68°56'06" W a distance of 216.50 feet to a rebar (set);
5.    N 19°48'54" E a distance of 316.00 feet to a rebar (set);
6.    S 63°27'06" E a distance of 216.50 feet to a railroad spike (set), the place of BEGINNING.

Containing 1.609 Acres.

## TWO

That tract of land as conveyed to Barry P. Poglein as recorded in Deed Book 663, page 755 and described as follows to wit:

BEGINNING at an existing concrete monument within lands now or formerly Atlantic City Electric Co. et al; thence along said lands the following five (5) courses:

1.    S 20°45'47" E a distance of 455.30 feet to a point;
2.    S 06°05'25" W a distance of 880.00 feet to an existing concrete monument;
3.    N 83°47'14" W a distance of 404.89 feet to an existing concrete monument;
4.    N 06°02'23" E a distance of 1,311.02 feet to an existing concrete monument;
5.    S 76°36'27" E a distance of 202.02 feet to an existing concrete monument, the place of BEGINNING.

Containing 11.068 Acres.

## EXHIBIT B



Transmission Lines

Parcel T-2

Parcel T-SUB

PARCEL G

Parcel J

Parcel K

N

Coal Pile

PARCEL B

PARCEL D

PARCEL E

PARCEL F

Cooling Tower
Desilting Basin

Parcel T-1

PARCEL C

Main Fuel
Oil Tanks

Oil Storage

PARCEL H

CONEMAUGH STATION

## EXHIBIT "C"

**All right, title and interest of Grantor in and to the real property described in the following deeds:**

**(Add list from Schedule 1.1 (28) for Conemaugh)**

**EXHIBIT E**
**TO PURCHASE AND SALE AGREEMENT**

# FORM OF
# SPECIAL WARRANTY DEED
(KEYSTONE STATION)

**THIS INDENTURE MADE** the ___ day of _______, 200__ between ALANTIC CITY ELECTRIC COMPANY, a New Jersey corporation (hereinafter called the Grantor) and ____________________, a ___________________________ (hereinafter called the Grantee);

**WITNESSETH**, that the said Grantor for and in consideration of the sum of __________________________________($_________________) [1] lawful money of the United States, unto it well and truly paid by the said Grantee, at and before the sealing and delivery of these presents, the receipt whereof is hereby acknowledged, has granted, conveyed, bargained, sold, aliened, enfeoffed, released and confirmed, and by these presents does grant, convey, bargain, sell, alien, enfeoff, release and confirm unto the said Grantee, its successors and assigns,

**AN UNDIVIDED 2.47% INTEREST** in that certain tract or parcel of land and premises situate, lying and being in Cowanshannock, Armstrong, South Bend and Plumcreek Townships, in both Armstrong and Indiana Counties, Pennsylvania, being more particularly bounded and described as set forth in Exhibit A attached hereto, including without limitation, all of Grantor's surface and subsurface estates, rights of surface support, oil, gas and other mineral estates and rights and all rents, royalties and profits arising therefrom (the "Property").

**BEING** the same premises which by Deeds listed on Exhibit "C", the grantors therein granted and conveyed an undivided interest therein to Atlantic City Electric Company in fee; and

**AND AN UNDIVIDED 2.47% EASEMENT INTEREST** in all the properties situate in Armstrong Township, Indiana County, Pennsylvania, conveyed unto Grantor by Deeds of EASEMENT which properties are identified as being conveyed by the various Deed of EASEMENT listed on Exhibit "D"attached hereto and made a part hereof; UNDER AND SUBJECT, however, in all respects to the covenant, waiver, surrender and release (with respect to the right of partition) as entered into by and among the grantees named in the deeds from Harry A. Heilman, Jr., Trustee.

**NOTICE**

---

[1] The property is located in Indiana County and in Armstrong County, Pennsylvania. The consideration for the entire Property is stated above. The consideration for the portion of the Property located in Indiana County is $[ ]. The consideration for the portion of the Property located in Armstrong County is $[ ].

Pursuant to Section 512(b) of the Pennsylvania Hazardous Sites Cleanup Act, 35 P.S. §6020.512(b) ("HSCA") and Section 405 of the Pennsylvania Solid Waste Management Act, 35 P.S. §6018.405 ("SWMA"), and based on deed disclosures contained in deeds related to the property and/or transferring the property into Grantor and the reports referenced below, Grantor acknowledges that "hazardous substances" or "hazardous waste," as defined in the HSCA and the SWMA, may have been disposed of on the property described in this deed prior to or during the Grantor's ownership thereof. The approximate locations and areas affected by such hazardous substances or hazardous wastes are described in the above-referenced documents, which are incorporated herein by reference, and include the following:

- Asbestos insulation, and other asbestos containing materials, have been disposed in the active East Valley Ash landfill (Parcel A) pursuant to PaDEP solid waste permit #300837. Additional information regarding the quantities and locations within the landfill of such disposal is in the possession of the PaDEP.
- Wastewater treatment sludges which may contain hazardous substances were removed during cleaning of the various on-site wastewater impoundments and were disposed of at the active East Valley Ash landfill (Parcels A) and the closed (in 1985) Old Ash Landfill (Parcel B) pursuant to PaDEP solid waste permits #300837 and #300515 via blending with fly ash and-bottom ash prior to final placement and compaction. Soil and groundwater sampling in the vicinity of Parcels A and B detected concentrations of metals.
- The electric generation and transmission equipment at the site has, at times, included equipment with dielectric fluids which contained polychlorinated biphenyls (PCBs). Spillage of these fluids may have occurred in these areas (Parcels F, G, and H). A soil sample taken in the substation area (Parcel F) detected concentrations of PCBs of .028 parts per million.
- Spills of used oils which may have contained hazardous substances have occurred at or near the mobile and stationary operating equipment and storage tanks associated with the electric generating facility, including, but not limited to, air compressors, fans, mills, and seal oil systems. The spills were remediated utilizing one or more of the following collection methods: oil absorbent materials, bulk collection of free oils, or mechanical removal of residual materials including soils and water. Residual materials were generally disposed through either off-site disposal services or incineration in the utility boilers.
- Two unlined wastewater storage impoundments (Parcel C) have been used for the storage of high and low pH waste waters prior to final treatment.
- Three closed settling ponds (Parcels I, J, and K) formerly received storm water runoff which may have contained hazardous substances.
- On June 9, 1983, approximately 10 gallons of transformer oil which contained less than 50 parts per million PCBs spilled from a generator start-up transformer in the substation area (Parcel F) while a valve was being changed. The residual materials were contained and disposed of off-site.
- On March 28, 1990, 300 gallons of Vertan boiler cleaning solution (a chelant) was spilled into the site storm drain system. The material was contained and neutralized in the facility's wastewater systems.

- On February 23, 1993, approximately 400 gallons of sodium hypochlorite was spilled on to the soil surrounding the Unit #2 Circulating Water Pumphouse (Parcel D). The material was cleaned up using absorbents and the affected material was disposed off-site.
- On May 26, 1995, 280 gallons of Sodium Nitrate leaked into the Station floor drain system and was eventually treated at the Industrial Waste Treatment Plant prior to discharge pursuant to an NPDES permit.Herbicides have been used to control the growth of vegetation across the site at various times including, but not limited to, the areas within the main fuel oil storage tanks' spill containment, and within the substation (Parcel F) and underneath the transmission lines.
- On April 19, 2004, East Valley Landfill leachate leaked from the force main to the IWTP. A report was filed with the PADEP. The leak was repaired and limestone barriers were installed in the runoff ditch.
- On February 7-10, 2004, 2,000 gallons of sodium hypochlorite was leaked over a four day period from the Unit 2 hypochlorite tank. The release was through the Unit 2 circulating water system. The circulating water system was isolated to let the chlorine volatize off so no further impact could occur. A report was called into the PADEP at Southpoint.
- On March 15, 2003, less than 100 gallons of turbine lube oil was discharged from the used oil conditioning skid during a skid malfunction. 1297 gallons of waste oil and water were cleaned from the low-volume inlet ponds and properly disposed. A 55 gallon drum of spent absorbent material was also disposed.
- In June 2002, 2 gallons of sodium hydroxide was spilled when a tanker was attempting to off load to a storage tank. While depressurizing the tanker, the material was released. Clean up consisted of washing the area down with water. All material drained to the RCRA pit at the IWTP where they were neutralized.
- In March 2002, a vacuum truck struck the spare main transformer resulting in an estimated 500 gallon oil loss. A moat of plastic and timbers was constructed to contain the oil, which was pumped into portable totes. KPP's emergency responder responded to the incident and removed the oil and contaminated gravel. The remaining oil in the transformer was off loaded into tankers. The oil that was not captured and pumped into totes was later removed from the underground transformer tanks.
- In February 2002, less than 5 gallons of a 50/50 blend of di-ethylene glycol and water was spilled when a connection from the U2A de-icing tank was leaking. When the leak was discovered, an isolation valve was closed preventing additional leakage. Oil dry was used to absorb the material, which was then disposed of.
- In March 2000, an oil spill occurred at the peaking diesel station. The spill was estimated to be approximately 300 gallons of No. 2 fuel oil. The spill was the result of a vent valve left open in the unloading area. The spill was contained within a canal with the exception of a small amount of oil that bypassed the canal and entered the storm water outfall. Lewis Environmental was called to clean up the canal and outfall areas. The spill was reported to the required regulatory agencies.

- In February 1998, a hydraulic line ruptured in the coal pile area on an auger raise/lower control. Approximately 7 gallons of hydraulic oil was released to the soil. Absorbent pads and granular absorbent was used to remediate the spill. Visibly impacted soil was excavated for disposal.
- In November 1998. a scraper operating in the southern soil stockpile overturned releasing 2 gallons of oil and diesel fuel. Absorbent pads were used to remediate the spill. Visibly impacted soil was excavated and incinerated.

[NOTE: This disclosure will be reviewed prior to closing and updated in accordance with the applicable disclosure requirements based on information available at the time.]

The following investigations have been conducted to identify potential contamination on the property:

- "Draft Addendum Phase I Environmental Site Assessment GPU Energy Keystone Electric Generating Station Route 210 Shelocta, Pennsylvania:" performed by TIRS Greiner Woodward Clyde; November 10, 1999.
- "Phase I Environmental Site Assessment GPU Energy, Keystone Electric Generating Station Route 210 Shelocta, Pennsylvania," performed by Woodward-Clyde International-Americas, April 6, 1998.
- "Phase II Investigations GPU Keystone Electric Generating Station Route 210 Shelocta, Pennsylvania," performed by Woodward-Clyde International-Americas; July 1998.
- "Phase I Environmental Site Assessment Keystone Power Plant Shelocta, Armstrong County, Pennsylvania" performed by NTH Consultants for Conectiv; June 22, 1999.
- "Phase I Environmental Site Assessment Keystone Power Plant Shelocta, Armstrong County, Pennsylvania" performed by NTH Consultants for Conectiv; July 30, 2002.
- "Phase I Environmental Site Assessment Keystone Power Plant, Shelocta, Armstrong County, Pennsylvania performed by NTH Consultants for Conectiv; June 22, 2005.

The special warranty in this deed shall not apply to the description of the area, location and nature of hazardous wastes or hazardous substances contained herein.

**UNDER AND SUBJECT**, however, to all matters of record in the Armstrong and/or Indiana County Recorder of Deeds Office or the Armstrong and/or Indiana County Prothonotary Office which affect title to the Property;

**AND FURTHER UNDER AND SUBJECT** to the following covenant, waiver, surrender and release, namely, that the property conveyed to the Grantee by this deed and the improvements hereinafter mentioned shall not, during the period hereinafter specified, be subject to any partition or sale for division, either voluntary or involuntary, by either judicial or non-judicial action, and all right to effect during said period such a partition or sale for division is hereby waived, surrendered and released by the Grantee; and said covenant, waiver, surrender and release: (1) shall not be for the benefit of the Grantor or its successors or assigns, (2) shall be binding upon and inure to the benefit of the Grantee, and its successors and assigns, and the mortgagees, receivers, trustees or other representatives of the Grantee and of their respective successors and assigns, and shall run with the land hereby conveyed, (3) shall be applicable not only to the property hereby conveyed, in which the Grantee is acquiring an undivided interest as tenant in common for use in connection with the steam electric generating station known as the Keystone Station, but shall also be applicable to all improvements now or hereafter made by the Grantee and any others on said property for use in connection with said Keystone Station, (4) shall be effective during the period commencing with the date of the acquisition of said property by the Grantor and continuing during the useful life of said Keystone Station, but shall also be applicable to all improvements now or hereafter made by the Grantee and any others on said property for use in connection with said Keystone Station, (5) shall be effective during the period commencing with the date of the acquisition of said property by the Grantor and continuing during the useful life of said Keystone Station for the generation of electric energy except that if at any one or more times during said period all tenants in common then owning undivided interests in the aforesaid property and improvements by appropriate instrument executed and delivered by all such tenants in common, shall dispose of and convey any portion thereof or interest therein, said covenant, waiver, surrender and release shall, upon such delivery, cease to be binding with respect to such portion or interest so disposed of and conveyed, but shall nevertheless remain effective during the aforesaid period with respect to the balance of said property and improvements not so disposed of and conveyed, and (6) shall not, and is not intended to, prohibit or limit in any way the right of each tenant in common at any time owning an undivided interest in said property and improvements (including the Grantee herein), to sell, convey, mortgage and otherwise freely transfer and alienate its own respective undivided interest therein, either in whole or in part, subject, however, to said covenant, waiver, surrender and release.

**TOGETHER** with Grantor's right, title and interest, if any, in the dam or dams, spillways, the foundations thereof, and any and all related facilities and appurtenances thereto located on the Property or within adjacent waterways.

**TOGETHER WITH** all and singular the buildings and improvements, ways, streets, alleys, passages, water, water-courses, rights, liberties, privileges, hereditaments and appurtenances whatsoever thereunto belonging, or in any wise appertaining, and the reversions and remainders, rents, issues and profits thereof, and all the estate, right, title, interest, property, claim and demand whatsoever of the said Grantor, in law, equity, or otherwise howsoever, of, in, and to the same and every part thereof.

**TO HAVE AND TO HOLD** the same to and for the use of Grantee, its successors and assigns forever.

**UNDER AND SUBJECT** as aforesaid, the Grantor for itself, and its successors and assigns, does hereby **WARRANT SPECIALLY** title to the property described herein.

NOTICE - THIS DOCUMENT MAY NOT SELL, CONVEY, TRANSFER, INCLUDE OR INSURE THE TITLE TO THE COAL AND RIGHT OF SUPPORT UNDERNEATH THE SURFACE LAND DESCRIBED OR REFERRED TO HEREIN, AND THE OWNER OR

OWNERS OF SUCH COAL MAY HAVE THE COMPLETE LEGAL RIGHT TO REMOVE ALL OF SUCH COAL AND, IN THAT CONNECTION, DAMAGE MAY RESULT TO THE SURFACE OF THE LAND AND ANY HOUSE, BUILDING OR OTHER STRUCTURE ON OR IN SUCH LAND. THE INCLUSION OF THIS NOTICE DOES NOT ENLARGE, RESTRICT OR MODIFY ANY LEGAL RIGHTS OR ESTATES OTHERWISE CREATED, TRANSFERRED, EXCEPTED OR RESERVED BY THIS INSTRUMENT.  [This notice is set forth in the manner provided in Section 1 of the Act of July 17, 1957, P.L. 984, as amended, and is not intended as notice of unrecorded instruments, if any].

**NOTICE** THE UNDERSIGNED, AS EVIDENCED BY THE SIGNATURE(S) TO THIS NOTICE AND THE ACCEPTANCE AND RECORDING OF THIS DEED, (IS, ARE) FULLY COGNIZANT OF THE FACT THAT THE UNDERSIGNED MAY NOT BE OBTAINING THE RIGHT OF PROTECTION AGAINST SUBSIDENCE, AS TO THE PROPERTY HEREIN CONVEYED, RESULTING FROM COAL MINING OPERATIONS AND THAT THE PURCHASED PROPERTY, HEREIN CONVEYED, MAY BE PROTECTED FROM DAMAGE DUE TO MINE SUBSIDENCE BY A PRIVATE CONTRACT WITH THE OWNERS OF THE ECONOMIC INTEREST IN THE COAL. THIS NOTICE IS INSERTED HEREIN TO COMPLY WITH THE BITUMINOUS MINE SUBSIDENCE AND LAND CONSERVATION ACT OF 1966, AS AMENDED 1980, OCT. 10, P.L. 874, NO. 156 § 1.


WITNESS:                                             "BUYER"


_____          By:  _____
                                                      Name:
                                                      Title:

**IN WITNESS WHEREOF**, the said Grantor has duly executed this Deed on the date first above written.

Attest:                                          **ATLANTIC CITY ELECTRIC COMPANY**

_____    By:   _____
Title:                                         Title:
Print Name: _____       Print Name: _____

## CERTIFICATE OF RESIDENCE

I hereby certify that the address of Grantee is:

_____
_____
_____
_____

Witness the due execution hereof this ——— day of_____, 200_.


                                              _____
                                              Agent for Grantee

**STATE OF DELAWARE** )
         :   **SS.**
**COUNTY OF NEW CASTLE** )

    **ON THIS**, the ——— day _____, 200_, before me, the undersigned officer, personally appeared _____ who acknowledged himself to be the Vice-President of Atlantic City Electric Company , a New Jersey corporation, and that he as such officer, being authorized to do so, executed the foregoing Deed for the purposes therein contained, by signing the name of the corporation by himself as said officer.

    **IN WITNESS WHEREOF**, I hereunto set my hand and official seal.

         _____
         Notary Public

(Notarial Seal)         My commission expires _____

RECORD AND RETURN TO:

## EXHIBIT A

## KEYSTONE GENERATION STATION

## LEGAL DESCRIPTION

ALL that certain piece, parcel or tract of land situate in Plumcreek and South Bend Townships, Armstrong County and Armstrong Township, Indiana County of the Commonwealth of Pennsylvania, being bounded and described as follows:

BEGINNING at a point on the Northern line of the herein described tract, said point also being in the center line of S.R. 0210 and common to lands of Dale L. & Nancy J. Fleming; thence by the center line of S.R. 0210, South 22° 01' 51" West, 171.31 feet to a point at the corner of lands of William Glenn & Nancy A. Cumberledge; Thence, by lands of William Glenn & Nancy A. Cumberledge, and lands of C. Robert & Sue J. Stitt, South 89° 56' 38" East, passing thru an iron pin at 35.00 feet; a total distance of 1,619.85 feet to a point; Thence, continuing along lands of Stitt, and also by lands of Gerald L. & Sandra E. Kimmel, North 10° 34' 35" East, 1,707.28 feet to an iron pin; Thence, by lands of Josephas B., Jr. and Donna Jean Hankey, South 67° 12' 37" East, 1,335.11 feet to an iron pin at the corner common to said lands of Hankey, and lands of Galen L. & Nita Mae Kimmel and lands of Brad E. Bleakney; Thence, by said lands of Bleakney, and also lands of James A. & Janet A. Rearick passing thru concrete monument #26C, said monument being distant 5.28 feet from the last mentioned iron pin, South 10° 44' 34" East, 1,179.61 feet to a concrete monument #27A; Thence, continuing by said lands of Rearick, North 89° 45' 18" East, 237.09 feet to concrete monument #28 on lands of Gerald L. & Sandra E. Kimmel; thence, along said Kimmel lands the following 2 courses, (1) South 09° 22' 10" East, thru two concrete monuments #29 and 30, 1,490.86 feet to concrete monument #31; (2) South 88° 12' 19" East, passing thru concrete monument #32, at 615.76 feet, crossing over Township Road 666, and passing thru an iron pin at 1,372.33 feet, a total distance of 1,422.33 feet to a point in the middle of Plum Creek; Thence, threading down Plum Creek by lands of Gerald L. & Sandra E. Kimmel & Betty Kimmel the following 24 courses: (1) South 09° 57' 59" East, 145.73 feet; (2) South 01° 12' 08" West, 110.00 feet; (3) South 21° 49' 38" West, 240.00 feet; (4) South 18° 14' 03" West, 180.00 feet; (5) South 06° 27' 22" West, 150.00 feet; (6) South 11° 00' 57" West, 180.00 feet; (7) South 21° 25' 38" West, 350.00 feet; (8) South 01° 46' 31" West, 150.00 feet; (9) South 29° 05' 59" East, 240.00 feet; (10) South 01° 26' 18" East, 120.00 feet; (11) South 450 26' 41" West, 120.00 feet; (12) South 61° 50' 31" West, 345.00 feet; (13) South 47° 55' 58" West, 330.00 feet; (14) South 26° 07' 39" West, 130.00 feet; (15) South 05° 17' 48" East, 168.00 feet; (16) South 31° 55' 17" East, 160.00 feet; (17) South 60° 47' 48" East, 260.00 feet; (18) South 39° 23' 14" East, 160.00 feet; (19) South 02° 48' 31" East, 150.00 feet; (20) South 35° 54' 24" West, 160.00 feet; (21) South 70° 52' 04" West, 150.00 feet; (22) South 86° 13' 01" West, 210.00 feet; (23) South 62° 30' 21" West, 120.00 feet; (24) South 35° 52' 37" West, 260.00 feet to a point at the confluence of Plum Creek and Crooked Creek; thence threading up Crooked Creek, continuing by said lands of Gerald L. & Sandra E. Kimmel, and also lands of David Earl Richard, lands of Sandra Bressler, lands of Russell Lawton, and also lands of Randall Strong the following 47 courses: (1) North 74° 26' 02" East, 250.00 feet; (2) North 85° 55' 37" East, 390.00 feet; (3) South 81° 45' 16" East, 590.00 feet; (4) North 74° 27' 23" East, 210.00 feet; (5) South 84° 26' 07" East, 300.00 feet; (6) North 72° 45' 03" East, 190.00 feet; (7) North 21° 12' 56" East, 120.00 feet; (8) North 02° 32' 54" East, 165.00 feet; (9) North 06° 15' 24" East, 148.50 feet; (10) North 23° 58' 11" East, 247.50 feet; (11) North 52° 48' 10" East, 214.50 feet; (12) North 85° 24'

23" East, 320.00 feet; (13) North 81° 35' 24" East, 285.00 feet; (14) South 61° 1'1 16" East, 145.00 feet; (15) South 27° 48' 59" East, 240.00 feet; (16) South 31° 31' 40" East, 270.00 feet; (17) South 05° 04' 53" West, 150.00 feet; (18) South 39° 30' 46" West, 360.00 feet; (19) South 11° 43' 17" West, 140.00 feet; (20) South 25° 56' 44" East, a distance of 140.00 feet; (21) South 45° 27' 42" East, 240.00 feet; (22) South 17° 43' 09" East, 115.00 feet; (23) South 31° 54' 42" West, 140.00 feet; (24) South 69° 15' 30" West, 185.00 feet; (25) South 50° 32' 54" West, 320.00 feet; (26) South 17° 56' 38" West, 170.00 feet; (27) South 10° 37' 18" East, 240.00 feet; (28) South 38° 53' 15" East, 135.00 feet; (29) North 70° 34' 59" East, 280.00 feet; (30) South 50° 29' 00" East, 205.00 feet; (31) South 17° 29' 37" East, 210.00 feet; (32) South 39° 37' 56" East, 130.00 feet; (33) South 62° 33' 06" East, 150.00 feet; (34) South 330 43' 35" East, 80.00 feet; (35) South 00° 55' 42" West, 160.00 feet; (36) South 14° 50' 22" East, 100.00 feet; (37) South 390 11' 32" East, 100.00 feet; (38) South 70° 26' 53" East, 130.00 feet; (39) North 54° 14' 17" East, 210.00 feet; (40) North 77° 34' 18" East, 140.00 feet; (41) South 85° 29' 44" East, 170.00 feet; (42) South 74° 33' 30" East, 120.00 feet; (43) South 41° 15' 09" East, 130.00 feet; (44) South 04° 21' 54" East, 130.00 feet; (45) South 26° 03' 51" East, 230.00 feet; (46) South 57° 14' 54" East, 150.00 feet; (47) North 87° 46' 20" East, 205.00 feet to a point on line of lands of Samuel Kimmel; Thence, by said lands, South 18° 21' 19" West, 81.60 feet to an iron pin on the Northerly line of a 30 foot right of way for a private railroad spur; Thence, along said right of way line and lands of Samuel Kimmel, North 88° 08' 50" West, 474.96 feet to a spiral to tangent point; Thence, by a spiral curve to the right, the chord of which bears spiral to tangent, North 87° 08' 50" West, 149.22 feet to a curve to spiral point; Thence, by the arc of a circle curving to the right having a radius of 1,417.69 feet the chord of which bears North 66° 20' 05" West, 914.35 feet, an arc distance of 930.99 feet to an iron pin; Thence, still along said lands of Samuel Kimmel and crossing the said railroad right of way, South 38° 57' 54" West, 239.07 feet to an iron pin on lands of Barry Kimmel; Thence, by said lands of Bany Kimmel the following 19 courses: (1)North 56° 24' 45" West, 1,077.12 feet to an iron pin; (2) North 51° 59' 50" East, 448.51 feet to an iron pin; (3) North 40° 18' 01" West, 189.44 feet; (4) North 38° 10' 27" West, 99.20 feet; (5) North 40° 13' 15" West, 73.02 feet; (6) North 50° 25' 54" West, 32.02 feet; (7) North 39° 17' 30" West, 46.48 feet; (8) North 25° 39' 24" West, 51.43 feet; (9) North 21° 23' 06" West, 54.04 feet; (10) North 170° 09' 50" West, 50.00 feet; (11) North 09° 31' 42" West, 99.09 feet; (12) North 85° 21' 37" West, 23.05 feet; (13) North 68° 39' 04" West, 58.70 feet; (14) North 34° 18' 33" West, 52.02 feet; (15) North 40° 31' 00" West, 45.34 feet; (16) North 48° 15' 30" West, 53.53 feet; (17) North 39° 16' 34" West, 96.86 feet; (18) North 41° 32' 34" West, 196.29 feet; (19) North 46° 29' 13" West, 111.91 feet to an iron pin on the Eastern line of lands of Keystone Coal Mining Corporation; Thence, by said lands of Keystone Coal Mining Corporation the following 4 courses: (1) North 22° 22' 24" East, 30.36 feet to an iron pin; (2) North 57° 02' 22" West, 387.06 feet; (3) North 74° 44' 44" West, 470.00 feet; (4) North 83° 12' 30" West, 880.00 feet to an iron pin; Thence, still by lands of Keystone Coal Mining Corporation, passing through an iron pin at the southwest corner thereof and also along lands of C.C.L. Co., Inc.; South 22° 26' 03" West, 3,099.81 feet to an iron pin; thence continuing by lands of C.C.L. Co., Inc.; South 38° 52' 34" East, 440.05 feet to an iron pin on the Western line of lands of Pennsylvania Electric Company; Thence, along lands of the Pennsylvania Electric Company the following 14 courses: (1) South 56° 55' 45" West, 62.92 feet to concrete monument #55; (2) North 47° 15' 47" West, 1,072.82 feet to a point in Crooked Creek; (3) up Crooked Creek, North 15° 25' 04" East, 209.20 feet; (4) leaving Crooked Creek and passing through a concrete monument, North 44° 05' 02" West, 566.99 feet to an iron pin; (5) South 45° 54' 58" West,

240.00 feet to a concrete monument; (6) North 44° 05' 02" West, 270.00 feet to an iron pin; (7) North 89° 05' 02" West, 113.14 feet to an iron pin; (8) South 45° 54' 58" West, 875.00 feet to an iron pin; (9) South 00° 54' 58" West, 113.14 feet to a concrete monument; (10) South 44° 05' 02" East, 270.00 feet to a concrete monument; (11) South 45° 54' 58" West, 240.00 feet to an iron pin; (12) South 44° 05' 02" East, 1,001.29 feet to a point in Crooked Creek; (13) up Crooked Creek, North 87° 03' 34" East, 252.69 feet; (14) leaving Crooked Creek, South 47° 14' 02" East, 663.67 feet to a concrete monument on line of lands of Fred Musser; Thence, by said Musser lands, South 82° 56' 25" West, 505.39 feet to a concrete monument on lands of Christopher D. & Judith M. Kimmel; Thence, along said lands of Kimmel the following 6 courses: (1) North 79° 25' 13" West, 225.49 feet to an iron pipe; (2) North 86° 01' 04" West, 340.54 feet to an iron pipe; (3) North 81° 09' 56" West, 265.19 feet to an iron pin; (4) North 85° 35' 13" West, 417.19 feet to an iron pin; (5) North 84° 27' 13" West, 277.36 feet to an iron pin; (6) North 02° 39' 13" West, 270.40 feet to a point in Crooked Creek; Thence, threading down Crooked Creek by said lands of Kimmel, and also by lands of Marion LaRue Scott, Lands of Lois C. Zoll, and lands of Thomas A. & Karen S. Lubic the following 6 courses: (1) South 87° 06' 29" West, 614.58 feet; (2) North 79° 45' 07" West, 473.94 feet; (3) North 78° 41' 48" West, 269.13 feet; (4) South 89° 45' 23" West, 462.40 feet; (5) North 81° 08' 03" West, 969.77 feet; (6) North 85° 26' 42" West, 75.98 feet to a point; Thence, leaving Crooked Creek and continuing along said Lubic lands, South 03° 33' 33" West, 158.00 feet to an iron pin on the line of lands of William J. & Donna V. Mclntire; Thence, along said Mclntire lands the following 5 courses: (1) North 86° 26' 27" West, 300.00 feet to an iron pin; (2) North 03° 33' 33" East, 163.21 feet to a point in Crooked Creek; (3) threading down Crooked Creek, North 85° 26' 42" West, 473.71 feet; (4) North 87° 35' 50" West, 696.74 feet; (5) South 64° 16' 22" West, 214.22      feet to a point on line of lands of Alice Lorraine Seifley; thence leaving Crooked Creek, along said Seifley lands, and passing thru a concrete monument, North 51° 07' 08" West, at a distance of 79.06 feet, a total distance of 104.86 feet to an iron pin; Thence, by line of lands of Carole Jean Pfister and in part generally following abandoned Township Road 592, North 25° 45' 10" East, 503.25 feet to an iron pin; Thence, by same, North 02° 18' 33" West thru an iron pin at a distance of 1597.57 feet, a total distance of 2,135.78 feet to an iron pin in S.R. 0210; Thence, thru and generally following S.R. 0210, along said lands of Pfister and also lands of Stanley L. & Lillian L. Altman, and lands of Thomas & Norma Klingensmith, North 39° 07' 33" East, 1,138.81 feet to a point on the Southern line of lands of Keystone Coal Mining Corporation; Thence, along said Keystone lands and portions of Abandoned Township Road 592, North 69° 21' 46" East, thru an iron pin at 75.00 feet, a total distance of 1,598.06 feet to an iron pin; Thence, continuing along said Keystone lands, and passing through a concrete monument; North 07° 45' 26" West, 436.14 feet to an iron pin; thence by same, North 51° 02' 37" West, 11.33 feet to an iron pin; Thence, still by same, North 01° 57' 15" East, 658.39 feet to a point on the Easterly right of way line of S.R. 0210; Thence, by the said right of way line the following 8 courses: (1) North 39° 04' 51" East, 20.28 feet; (2) South 50° 55' 09" East, 50.00 feet; (3) North 39° 04' 51" East, 200.00 feet; (4) North 50° 55' 09" West, 20.00 feet; (5) North 39° 04' 51" East,   350.00 feet; (6) North 50° 55' 09" West, 20.00 feet;  (7) North 39° 04' 51" East,  11.79 feet; (8) by an arc of a circle  curving to the left having a radius of 2,954.93 feet, the chord of which bears North 38° 23' 37" East, 70.86 feet, an arc distance of 70.86 feet to a point on the line of lands of R & P Coal Company; Thence, along said lands the following 7 courses: (1) South 87° 41' 00" East, 98.85 feet to an iron pin; (2) North 20° 34' 00" East, 264.00 feet to concrete monument #17; (3) North 15° 52' 27" East, 308.00 feet to an iron pin on the  easterly  side  of  and  within  the  right-of-way   of   SR 0210 aforementioned;   (4)

crossing S.R. 0210 North 63° 05'44" West, 301.60 feet to concrete monument #19; (5) North 05° 16' 50" West, 1,141.05 feet to concrete monument #20; (6) North 05° 32' 34" West, 1,232.40 feet to a disturbed iron pin; (7) North 88° 08' 43" West, 440.00 feet to an iron pin; Thence, continuing along lands of R & P Coal Company and also lands of John E. & Lois E. Fleming, North 32° 25' 57" East, 1,082.44 feet to an iron pin; Thence, continuing along said Fleming lands, South 56° 28' 30" East, 966.79 feet to a railroad spike in a gravel driveway; Thence, by the same, South 67° 10' 36" East, 341.00 feet to a point in said gravel driveway at line of lands of Dale L. & Nancy J. Fleming; Thence, continuing along lands of Dale L. & Nancy J. Fleming and thru said driveway, South 67° 44' 36" East passing thru an iron pin at 268.32 feet, a total distance of 293.32 feet to a point, the place of beginning.

CONTAINING 1,464.283 acres after deduction of the area contained within the following three (3) parcels, which lie wholly within the boundaries of the above-described tract.

EXCEPTING AND RESERVING THEREFROM the following three (3) parcels:

1.) Lands of David A. and Bonnie Stewart, situate in Plumcreek Township, Armstrong County, Pennsylvania, of record in Deed Book Volume 942, Page 169, and more particularly bounded and described as follows:

BEGINNING at Concrete Monument #20, said point being situate on the westerly line of the previously-described 1,464.283 acre tract where same adjoins lands now or formerly of R & P Coal Company; Thence, thru the previously-described 1,464.283 acre tract, by a line connecting concrete monument #20 and concrete monument #21, South 80° 21'45" East, 581.88 feet to a point, said point being the southwest corner of the herein-described tract, said point being also the TRUE PLACE OF BEGINNING; Thence, from said TRUE PLACE OF BEGINNING, by a line thru the previously-described 1,464.283 acre tract, North 22° 07' 51" East, 208.92 feet to a point, said point being the northwest corner of the herein-described tract; Thence, thru the same, South 80° 2l'45" East, 211.06 feet to a point on the westerly right-of-way line of S.R. 0210, said point being the northeast corner of the herein-described tract; Thence, by the westerly right-of-way line of said State Route 0210, South 22° 07' 51" West, 208.92 feet to a point where said right-of-way line is intersected by said line connecting concrete monuments #20 and 21, which point is located North 80° 21' 45" West, 59.56 feet from concrete monument #21; Thence, by said line and thru previously-described 1,464.283 acre tract, North 80° 21'45" West, 211.06 feet to a point, and said point being the TRUE PLACE OF BEGINNING. Containing 0.988 Acres.

2.) Lands of William R. and Judith McHenry, situate in Plumcreek Township, Armstrong County, Pennsylvania, of record in Deed Book Volume 550, Page 852, and Deed Book Volume 552, Page 572, and more particularly bounded and described as follows:

BEGINNING at concrete monument #19, said point being situate on the westerly line of the previously-described 1,464.283 acre tract where same adjoins lands now or formerly of R & P Coal Company; Thence, along the dividing line between lands of R & P Coal Company and the previously described 1,464.283 acre tract, crossing S.R.0210, South 63° 05' 44" East, 301.60 feet to a point on the Easterly side of and within the right-of-way of S.R. 0210 aforementioned; thence by a tie line thru the previously described 1,464.283 acre tract, North 85° 54' 37" East,

704.97 feet to a point on concrete monument #67, said point being the southeast corner of the herein-described tract, said point being also the TRUE PLACE OF BEGINNING; Thence, from said TRUE PLACE OF BEGINNING, and thru the previously described 1,464.283 acre tract, North 67° 37' 58" West, 665.00 feet thru concrete monument #62 to a point in S.R. 0210, said point being the southwest corner of the herein-described tract; Thence, thru and along State Route 0210, North 22° 22' 02" East, 400.00 feet to a point, said point being the northwest corner of the herein-described tract, Thence, thru the previously-described 1,464.283 acre tract, South 67° 37' 58" East, 435.60 feet thru concrete monument #63 to a point on concrete monument #64; Thence, by the same, South 22° 22' 02" West, 100 feet to a point; Thence, thru the same, South 67° 37' 58" East, 229.40 feet to a point on concrete monument #66; Thence, still thru the same, South 22° 22' 02" West, 300.00 feet to a point on concrete monument #67, said point being the TRUE PLACE OF BEGINNING. Containing 5.58 Acres.

3.) Lands of Alice M. Hogolsky, situate in Plumcreek Township, Armstrong County, Pennsylvania, of record in Deed Book Volume 1318, Page 222, and more particularly bounded and described as follows:

BEGINNING at a point on concrete monument #64, said point being the northeast corner of lands of William R. and Judith McHenry, of record in Deed Book Volume 550, Page 852, and Deed Book Volume 552, Page 572, said parcel being indicated as "2" above; Thence, by a tie line thru the previously-described 1,464.283 acre tract, North 22° 22' 02" East, 300.00 feet to a point on concrete monument #71, said point being the southeast corner of the herein-described tract, and said point being also the TRUE PLACE OF BEGINNING; Thence, from said TRUE PLACE OF BEGINNING, and thru the previously-described 1,464.283 acre tract, North 67° 37' 58" West, 435.60 feet thru concrete monument #68 to a point in S.R. 0210, said point being the southwest corner of the herein-described tract; Thence, thru and along said State Route 0210, North 22° 22' 02" East, 100.00 feet to a point, said point being the northwest corner of the herein-described tract; Thence, thru the previously-described 1,464.283 acre tract; South 67° 37' 58" East, 435.60 feet thru concrete monument #69 to a point on concrete monument #70, said point being the northeast corner of the herein-described tract; Thence, thru the same, South 22° 22' 02" West, 100.00 feet to a point on concrete monument #71, said point being the TRUE PLACE OF BEGINNING. Containing 1.00 Acre.

# KEYSTONE LAKE

## LEGAL DESCRIPTION

ALL that certain piece, parcel or tract of land situate in Cowanshannock and Plumcreek Townships and Atwood Borough, Armstrong County in the Commonwealth of Pennsylvania, being bounded and described as follows:

BEGINNING at a point on the western line of the herein described tract, said point also being in the center line of S.R. 2001 and common to the northwest corner of lands of John B. & Helen G. Kness; thence along and thru S.R. 2001 and along lands of Clark Brumbaugh the following five (5) courses: (1) North 15° 48' 39" East, 545.36 feet to a point; (2) North 13° 29' 49" East, 652.41 feet; (3) North 21° 15' 09" East, 383.92 feet; (4) North 16° 50'49" East, 680.97 feet; (5) North 38° 04' 33" East, 372.68 feet to a point on the line of lands of Fred A., Jr. and Nancy C. Musser which point is 8.70 feet northwest of concrete monument #28; thence along said Musser lands and passing through concrete monument #28, South 59° 23' 53" East, 180.30 feet to concrete monument #29; Thence, continuing along the same, North 16° 16' 34" East, 868.93 feet to concrete monument #30; Thence, still along Musser lands and passing thru concrete monument #31, North 88° 37' 29" West, 279.94 feet to a point on S.R. 2001, which point is 13.04 feet west of concrete monument #31; Thence, along and thru S.R. 2001 and by said lands of Musser the following 2 courses: (1) North 02° 51'55" East, 491.92 feet; (2) North 00° 21' 20" West, 221.25 feet to a point on the Southern line of lands of William H. & Marsha K. Dimmitt, which point is 22.27 feet west of concrete monument #33; Thence, along said Dimmitt lands and passing thru concrete monument #33, South 89° 42' 26" East, 911.71 feet to concrete monument #34; Thence, along the same, North 06° 36' 07" East, 690.88 feet to a 30 inch oak tree; Thence, still by the same and also by lands of David E. & Donna M. Beale, and lands of Thomas M & Jeannie M. Manning, passing thru concrete monument #35 at a distance of 16.21 feet, North 06° 57' 46" West, a total distance of 650.52 feet to concrete monument #36, Thence, continuing along said Manning lands the following 4 courses (1) North 28° 22' 05" East, 368.21 feet to an iron pin, (2) North 76° 42' 38" West, 420.00 feet to concrete monument #38, (3) South 38° 24' 04" West, 178.70 feet to concrete monument #39, (4) South 89° 32' 28" West, 164.45 feet to concrete monument #40, Thence, by the northerly line of the aforementioned lands of Beale, North 79° 23' 57" West, 264.28 feet to a point at the southeast corner of lands of Timothy and Susan Harrer, Thence, along said Harrer lands passing through concrete monument #41 at a distance of 22.01 feet, also passing 0.23 feet east of concrete monument #42 at a distance of 772 16 feet, North 01° 08' 52" East, a total distance of 1,491 40 feet to concrete monument #43, Thence, by the same, North 89° 48' 50" West, 161.61 feet to concrete monument #44, Thence, by lands of W. Carl Calhoun, and passing 0.50 feet east of concrete monument #45 at a distance of 723.59 feet, North 00° 05' 03" West, a total distance of 1,447.30 feet to concrete monument #46, Thence, by the same, South 89° 18' 21" West, 72.61 feet to concrete monument #47, Thence, by the same and also along and through S.R. 2001 the following 2 courses (1) North 05° 19' 05" East, 647 49 feet, (2) North 09° 58' 41" West, 907.50 feet to a point on line of lands of Patrick Aydelott; Thence, along said Aydelott lands and passing through concrete monument #49 at a distance of 22.63 feet, South 87° 56' 01" East, a total distance of 873.94 feet to concrete monument #50, Thence, along the same and also lands of Frank T. & Mary D. Baker, passing 0.13 feet east of concrete monument #51 at a distance of 936.75 feet, and passing through concrete monument #52 at a distance of 2,099.96 feet, North 00° 12' 05" West, a total distance of

3,504.20 feet to concrete monument #53; Thence, by lands of Andrew L. & Linda C. Johns, and crossing over Township Road 688, passing 7.54 feet south of concrete monument #54 at a distance of 957.78 feet, passing 0.25 feet north of concrete monument #55 at a distance of 1,769.19 feet, passing 0.53 feet south of concrete monument #56 at a distance of 1,814.21 feet, South 88° 44' 21" East, a total distance of 1,994.27 feet, to concrete monument #57; Thence, by the same and crossing over Township Road 688, passing 1.01 feet east of concrete monument #58 at a distance of 615.15 feet, North 00° 41' 40" East, a total distance of 1,228.82 feet to concrete monument #59; Thence, still by the same, North 20° 20' 23" West, 434.51 feet to concrete monument #60 on the Southern line of lands of David W. & Orian Reefer; Thence, along said lands of Reefer, also lands of James P. & Cindy Hasley, and also lands of Richard D. & Joyce Reed, running in part along and through Township Road 711 and also crossing the same, passing 0.25 feet north of concrete monument #61 at a distance of 1,430.72 feet, South 88° 43' 17" East, a total distance of 2,187.78 feet to concrete monument #62; Thence, crossing Township Road 711 and along lands of Clara Marie Kelly and Roberta J. Volosin, passing 0.22 feet west of concrete monument #63 at a distance of 984.88 feet, South 01° 47' 54" West, a total distance of 1,851.84 feet to concrete monument #64; Thence, along the same, passing 27.07 feet north of concrete monument #65 at a distance of 1,266.19 feet, South 88° 51' 19" East, a total distance of 2,487.29 feet to concrete monument #66; Thence, still by the same, North 00° 51' 16" West, 74.44 feet to concrete monument #67 on the southern line of lands of Frederick M. & Delores Jean Cousins; Thence, along said lands of Cousins, and also lands of Albert J. & Betty L. Wamick, South 89° 44' 43" East, 1,437.04 feet to concrete monument #68 on the western line of lands of Boyd McLaughlin Hildebrand; Thence, by the said Hildebrand lands South 02° 30' 19" East, 301.55 feet to a point in Township Road 690; Thence, along said Hildebrand lands, passing 9.31 feet south of concrete monument #69 at a distance of 21.00 feet, and passing through concrete monument #70 at a distance of 368.41 feet, South 81° 48' 27" East, a total distance of 782.25 feet to concrete monument #71; Thence, still along said Hildebrand lands the following 15 courses: (1) North 02° 24' 14" West, 153.27 feet; (2) North 39° 39' 56" East, 203.75 feet; (3) North 38° 11' 16" East, 245.39 feet; (4) North 55° 27' 06" East, 224.81 feet; (5) North 51° 36' 26" East, 154.05 feet; (6) North 44° 48' 26" East, 182.80 feet to concrete monument #72; (7) North 18° 36' 22" East, 340.94 feet; (8) North 07° 24' 58" West, 170.68 feet; (9) North 24° 11' 38" West, 236.23 feet; (10) North 07° 55' 28" West, 217.46 feet to concrete monument #73; (11) North 06° 11' 41" West, 264.98 feet; (12) North 01° 08' 11" West, 241.41 feet; (13) North 10° 49' 19" East, 234.91 feet; (14) North 01° 35' 49" East, 208.03 feet to concrete monument #74; (15) North 78° 42' 55" East, 229.38 feet to a point at Township Road 714; Thence, still by the same and also along and thru Township Road 714, North 09° 01' 45" West, 466.11 feet to a point; Thence, by lands of unknown ownership, South 78° 43' 24" East, 330.54 feet to concrete monument #77; Thence, by the same, North 16° 23' 01" East, 659.65 feet to a dead corner tree at lands of Marc S. Pliscof; Thence, along lands of Pliscof, and passing thru concrete monument #78 at a distance of 12.00 feet, South 80° 52' 16" East, a total distance of 541.82 feet to concrete monument #79; thence, still by the same, passing through concrete monument #80 at a distance of 685.38 feet, passing 0.94 feet east of concrete monument #81 at a distance of 1,299.39 feet, North 10° 50' 58" East, a total distance of 1,309.49 feet to an existing stone corner at the southwest corner of lands of Leonard & Mary Ann Frye; thence along lands of Frye, South 74° 45" 49" East, 944.56 feet to concrete monument #82; Thence, by the same, and crossing Township Road 712, passing 1.05 feet south of concrete monument #83 at a distance of 673.07 feet, passing 0.16 feet north of concrete monument #85 at a distance of 1,400.00 feet, South 79°

08' 45" East, a total distance of 1,774.11 feet to concrete monument #86; Thence, along lands of Patricia Worcester and Robert Moore, lands of Fred & Anna Mittilio, and also lands of Carolyn S. Martin, crossing Township Road 666, passing 0.81 feet south of concrete monument #87 at a distance of 1,318.96 feet, and passing 0.47 feet south of concrete monument #89 at a distance of 2,484.32 feet, South 80° 12' 07" East, a total distance of 5,155.81 feet to concrete monument #92; Thence, continuing by said lands of Martin, North 56° 35' 00" East, 1,329.36 feet to concrete monument #93 on line of lands of John J. & Irene L. Kimmel; Thence, along said Kimmel lands and also lands of John J. Kimmel, passing 0.34 feet North of concrete monument #94 at a distance of 611.24 feet, and crossing S.R. 0210, South 79° 35' 46" East, a total distance of 930.03 feet to concrete monument #95; Thence, continuing along lands of John J. Kimmel the following 2 courses: (1) North 56° 38' 02" East, 325.48 feet to concrete monument #96; (2) North 52° 10' 45" East, 990.79 feet to concrete monument #97 on the Southern line of lands of Anna Kovalchick Heirs; Thence, by said Kovalchick lands and lands of Buffalo & Susquehanna Coal & Coke Co., passing thru an iron pipe at a distance of 676.51 feet, South 79° 43' 52" East, a total distance 806.46 feet to concrete monument #98; Thence, along other lands of John J. Kimmel the following 5 courses: (1) South 32° 43' 26" West, 6.52 feet to a point of curvature; (2) thence by a curve to the right having a radius of 846.36 feet, the chord of which bears South 45° 45' 46" West, 381.90 feet, an arc distance of 385.21 feet to a point of tangency; (3) South 58° 48' 06" West, 300.56 feet to a point of curvature; (4) Thence, by a curve to the left having a radius of 735.23 feet, the chord of which bears South 51° 49' 51" West, 178.46 feet, an arc distance of 178.90 feet to a point of tangency; (5) South 44° 51' 36" West, 365.87 feet to concrete monument #99; Thence, by other lands of Buffalo & Susquehanna Coal & Coke Co. the following 9 courses: (1) South 32° 33' 48" West, 165.05 feet; (2) South 45° 32' 47" West, 164.23 feet; (3) South 47° 42' 47" West, 131.82 feet; (4) South 54° 43' 47" West, 108.66 feet; (5) South 59° 45' 47" West, 127.69 feet; (6) South 67° 59' 47" West, 163.79 feet; (7) South 75° 06' 47" West, 147.79 feet; (8) South 82° 18' 47" West, 172.94 feet; (9) South 87° 35' 47" West, 168.23 feet to a point at the Northwest corner of lands of Donald G. & Lois Jean Windows; Thence, along said Windows lands, South 09° 15' 30" West, 126.75 feet to concrete monument #101; Thence, still along said Windows lands, crossing Township Road 485, passing 0.21 feet east of concrete monument #102 at a distance of 1,836.88 feet, passing 13.82 feet east of concrete monument #103 at a distance of 2690.23 feet, and passing through concrete monument #104 at a distance of 3,879.76 feet, South 09° 31' 19" West, a total distance of 3,885.26 feet to an iron pipe at the corner of lands of E. Wayne & Connie F. McLean; thence by said lands of McLean, and lands of Ronald L. & Betty L. Rankin passing 0.73 feet north of concrete monument #105 at a distance of 1,211.36 feet, and passing 0.67 feet north of concrete monument #106 at a distance of 2,373.30 feet, North 78° 01' 31" West, a total distance of 3,032.99 feet to a point at the Northwest corner of said Rankin lands, said point being further located South 83° 46' 18" East, 94.63 feet from concrete monument #107; Thence, continuing along said lands of Rankin, South 10° 17' 51" West, 244.30 feet to the Northeast corner of lands of Rankin Auto Wrecking, Inc., said point being located South 82° 41' 19" East, 47.98 feet from concrete monument #108; Thence, by lands of Rankin Auto Wrecking, Inc., lands of Knowlton E. & Linda Fairman, and Kevin Carlyle Fairman, lands of L. Jean Williams, and lands of Ronald W. & W. Ruth McCullough passing 0.36 feet south of concrete monument #109 at a distance of 1,289.32 feet, and crossing Township Road 666, North 74° 32' 59" West, a total distance of 2,483.72 feet to concrete monument #110; thence, continuing by said McCullough lands, North 10° 39' 37" East, 94.35 feet to concrete monument #111; Thence, by the same, and also by lands of Linda Carol

Brickner, crossing S.R. 0210, and by lands of Gerald W. Gress, passing thru concrete monument #112 at a distance of 755.20 feet, passing thru concrete monument #113 at a distance of 1,753.06 feet, and passing 0.98 feet south of concrete monument #114 at a distance of 2,316.05 feet, North 79° 10' 05" West, a total distance of 2,817.85 feet to concrete monument #115; Thence, along lands of Gerald W. Gress the following 5 courses: (1) South 10° 56' 06" West, 605.21 feet to concrete monument #116; (2) North 79° 17' 10" West, 506.08 feet to concrete monument #117; (3) South 05° 51' 21" West, 186.04 feet to concrete monument #118; (4) South 46° 47' 23" West, 166.68 feet to pin monument #119; (5) South 22° 17' 49" East, 457.10 feet to concrete monument #120; Thence, by lands of Paul D. & Nylene M. Orr the following 5 courses: (1) North 78° 18' 21" West, 195.53 feet to concrete monument #121; (2) South 87° 16' 50" West, 198.01 feet to concrete monument #122; (3) South 73° 01' 01" West, 267.04 feet to concrete monument #123; (4) South 03° 32' 07" West, 748.10 feet to concrete monument #124; (5) passing 4.41 feet south of concrete monument #125 at a distance of 414.25 feet, crossing S.R. 0210, passing thru concrete monument #126 at a distance of 637.32 feet, South 79° 51' 27" East, a total distance 901.70 feet to concrete monument #127 on the line of lands of Charles E. Brickner & Linda Carol Brickner; Thence, along said land of Brickner, passing thru concrete monument #128 at a distance of 751.89 feet, and passing thru concrete monument #129 at a distance of 1,451.08 feet, South 10° 46' 24" West, a total distance of 2,098.13 feet to concrete monument #130 on the Northern line of lands of Robert E. Boone, et al.; Thence, by said lands of Boone, passing 0.14 feet North of concrete monument #131 at a distance of 568.95 feet, passing thru concrete monument #132 at a distance of 1,087.25 feet, crossing S.R. 0210, passing thru concrete monument #133 at a distance of 1,199.11 feet and passing thru concrete monument #134 at a distance of 1,777.06 feet, North 78° 57' 58" West, a total distance of 1,785.65 feet to a point; Thence, continuing along said lands of Boone, passing 0.59 feet east of concrete monument #135 at a distance of 774.87 feet, crossing S.R. 0210 and passing thru concrete monument #136 at a distance of 1,138.01 feet, South 00° 05' 32" East, a total distance of 1,899.33 feet to concrete monument #137; Thence, by the same passing thru concrete monument #138 at a distance of 511.34 feet, North 88° 53' 21" West, a total distance of 1,215.62 feet to concrete monument #139; Thence, still by the same and also by lands of David J. & Dawn Crawford, passing 0.73 feet east of concrete monument #140 at a distance of 462.67 feet, passing 0.18 feet West of concrete monument #141 at a distance of 915.58 feet, passing 0.38 feet west of concrete monument #142 at a distance of 1,486.90 feet, crossing Township Road 383, passing 0.40 feet west of concrete monument #143 at a distance of 1,556.24 feet, passing 0.17 feet east of concrete monument #144 at a distance of 1,964.68 feet, and passing thru concrete monument #145 at a distance of 2,531.78 feet, South 01° 07' 29" West, a total distance of 2,538.82 feet to corner tree; Thence, along lands of Harold & Kay Heckman, passing through concrete monument #146 at a distance of 548.99 feet, passing 19.93 feet north of concrete monument #147 at a distance of 976.89 feet, and passing through concrete monument #148 at a distance of 1,431.80 feet, North 89° 53' 23" West, a total distance of 1,439.03 feet to an iron pin, Thence, by lands of William E & Sally J. Henderson, passing thru concrete monument #149 at a distance of 496.35 feet, North 20° 50' 02" West, 516.35 feet to a point at Township Road 383; Thence, along and thru Township Road 383 the following 3 courses: (1) South 62° 56' 52" West, 517.74 feet; (2) South 75° 18' 38" West, 215.43 feet; (3) South 59° 36' 58" West, 337.19 feet to a point in the right-of-way of S.R. 0210 at line of lands of James W. & Carolyn K. Craig; thence along said lands of Craig, South 41° 19' 58" East, 481.04 feet to an iron pin within the right of way of Township Road 688; Thence along and thru said road the following 3 courses: (1) South 23° 23'

52" West, 661.55 feet; (2) South 08° 31' 54" West, 294.94 feet; (3) South 00° 22' 02" East, 464.15 feet to a point on line of lands of Fleming Landscaping Co., Inc.; Thence, along said lands of Fleming the following 8 courses: (1) South 41° 59' 02" West, 503.62 feet to an iron pin; (2) South 21° 00' 22" West, 364.30 feet to an iron pin; (3) South 12° 48' 06" West, 647.29 feet to an iron pin; (4) South 01° 14' 40" East, 745.01 feet to an iron pin; (5) North 78° 31' 50" East, 222.56 feet to an iron pin; (6) South 00° 40' 40" West, 121.54 feet to an iron pin; (7) South 36° 49' 50" West, 348.57 feet to an iron pin; (8) South 01° 14' 40" East, 436.84 feet to a point in S.R. 2004; Thence, along and through said road, South 66° 54' 41" West, 501.19 feet to a point; Thence, continuing in part along the same, along lands of Audrey Schall and also along lands of Merle D. & Clara M. Graff, passing 5.21 feet North of concrete monument #163 at a distance of 1093.00 feet, South 63° 56' 04" West, a total distance of 2,229.17 feet to concrete monument #164 within the right-of-way of S.R. 0210; Thence, along lands of Clara M. Graff and also lands of Audrey Schall, crossing S.R. 2004, passing through concrete monument #165 at a distance of 369.43 feet, and passing through concrete monument #166 at a distance of 1,853.69 feet, South 29° 49' 40" East, a total distance of 2,827.17 feet to a point, which point is located South 36° 41' 39" West, 1.16 feet from concrete monument #167; Thence, along lands of Thomas & Della Montgomery, South 36° 41' 39" West, 908.75 feet to concrete monument #3; Thence, along lands of Donald Clair & Nancy Beth Steffey, South 36° 46' 56" West, 114.28 feet to concrete monument #4; Thence, along lands of Gerald W. Hartung and crossing Plum Creek, North 65° 06' 54" West, passing thru an iron pin at a distance of 2,119.69 feet, a total distance of 2,139.69 feet to a point in the right of way of S .R. 0210; Thence, in part along and through said road and also along lands of Robert G. & Pamela L. Nolder, North 01° 35' 00" East, 1,272.11 feet to a point in Township Road 680; Thence, leaving Township Road 680 and along lands of Robert W. & Violet C. Smeltzer, the following 3 courses: (1) South 88° 24' 22" East, passing thru an iron pin at 11.31 feet and an iron pin at 205.10 feet, a total distance of 220.10 feet to a point within the right of way of S.R. 0210; (2) North 01° 35' 38" East, passing thru an iron pin at a distance of 15.00 feet, a total distance of 198.00 feet to concrete monument #9; (3) passing thru concrete monument #10 at a distance of 195.03 feet, North 88° 24' 22" West, a total distance of 219.93 feet to a point in Township Road 680; Thence, along and thru said road, North 01° 32' 09" East, 227.79 feet to a point; thence along lands of Randall & Bonnie Frailey the following 5 courses: (1) passing thru concrete monument #15 at a distance of 502.79 feet, North 09° 37' 54" West, a total distance of 511.18 feet to a point; (2) passing 0.80 feet north of concrete monument #16 at a distance of 563.55 feet, North 82° 29' 31" West, a total distance of 1,132.75 feet to a point, (3) passing thru concrete monument #17 at a distance of 4.00 feet, and passing 0.47 feet east of concrete monument #18 at a distance of 549.72 feet, North 04° 50' 27" West, a total distance of 1,065.35 feet to concrete monument #19; (4) North 85° 45' 16" West, 619.72 feet to concrete monument #20; (5) passing thru concrete monument #21 at a distance of 343.12 feet, South 07° 58' 59" West, a total distance of 1,006.61 feet to concrete monument #22 on the Northern line of lands of John B. & Helen G. Kness; Thence, by lands of Kness, passing thru concrete monument #23 at a distance of 694.03 feet, North 82° 32' 30" West, a total distance of 707.49 feet to a point at the place of beginning.

CONTAINING 3,556.3 10 acres after deduction of the area contained within the following two (2) parcels, which lie wholly within the boundaries of the above-described tract.

EXCEPTING AND RESERVING THEREFROM the following two (2) out-parcels:

OUT-PARCEL 1.) Lands of John E. & Beth A. Pinkerton, of Record in Deed Book Volume 1705, Page 298, situate in Plumcreek Township, Armstrong County, Pennsylvania, and more particularly bounded and described as follows:

BEGINNING at concrete monument #9, which monument is situate at the Northeast corner of lands of Robert W. & Violet C. Smeltzer; Thence, by the Northerly line of said Smeltzer lands, passing thru concrete monument #10 at a distance of 195.03 feet, North 88° 24' 22" West a total distance of 219.93 feet to a point in Township Road #680; Thence, along and thru said road, North 01° 32' 09" East, 227.79 feet to a point; Thence, by a tie line thru the above described 3,556.310 acre tract North 59° 42' 29" East, 52.45 feet to an iron pin, THE TRUE PLACE OF BEGINNING; Thence, from said TRUE PLACE OF BEGINNING, by a line thru the previously described 3,556.310 acre tract, North 05° 44' 43" West, 621.75 feet to concrete monument #14 at the northwest corner of the parcel herein described; Thence, thru same, North 77° 41' 49" East, 320.01 feet to concrete monument #13; Thence, thru same, South 38° 12' 23" East, 454.93 feet to concrete monument #12; Thence, still thru the same, South 58° 13' 50" West, 625.51 feet to an iron pin, said point being the TRUE PLACE OF BEGINNING. Containing 5.515 acres.

OUT-PARCEL 2.) Combined description of the following nine (9) individual parcels all situate in Plumcreek Township, Armstrong County, Pennsylvania; lands of Ronald L., Sr., & Doreen L. Linsenbigler, of record in Deed Book Volume 1511, Page 321; Lands of W. Dale and Ruth A. Detwiler, of record in Deed Book Volume 673, Page 059; Lands of Margaret Ruth Cosgrove, of record in Deed Book Volume 1240, Page 148; Lands of Gerald F. & Karen S. Schall, of record in Deed Book Volume 727, Page 099; Lands of Edward M. Blose, of record in Deed Book Volume 543, Page 385; Lands of Lillian R. & Edward M. Blose, of record in Deed Book Volume 624, Page 593; Lands of Samuel E. Barrett, of record in Deed Book Volume 878, Page 344; lands of Eleanor McCausland, of record in Deed Book 542, Page 148 and lands of Daniel, Jr. and Linda D. Spencer, of record in Deed Book 570, Page 097.

BEGINNING at concrete monument #153; Thence, North 89° 57' 09" East, 20.92 feet to a corner in Township Road 688 on the eastern line of the previously described 3,556.310 acre tract, where the same is intersected by the dividing line between lands of Harold & Kay Heckman and lands of Fleming Landscaping Co., Inc.; Thence, along and thru Township Road 688, South 00° 22' 02" East, 464.15 feet to a point; Thence, continuing along lands of Fleming Landscaping Co., Inc., South 41° 59' 02" West, 503.62 feet to an iron pin; Thence, by a tie line thru the previously described 3,556.310 acre tract, South 79° 31' 23" West, 859.56 feet to concrete monument #173 being the TRUE PLACE OF BEGINNING; Thence, from said TRUE PLACE OF BEGINNING, said point being the Southeast corner of the parcel herein described and along the Southern line of lands of Gerald F. & Karen S. Schall, lands of Edward M. Blose and lands of Lillian R. & Edward M. Blose, passing thru concrete monument #172 at a distance of 1,450.53 feet, North 88° 19' 08" West, a total distance of 1,581.51 feet to a point in the center line of S.R. 0210; Thence, continuing in the center line of S.R. 0210, and along the Western line of lands of Edward M. Blose, North 07° 15' 52" East, 152.26 feet to a point of curvature; Thence, continuing in the center line of S.R. 0210 along lands of Edward M. Blose, lands of Samuel E. Barrett, and lands of Margaret Ruth Cosgrove, by a curve to the right having a radius of 1,146.28 feet, the chord of which bears, North 38° 01' 22" East, 1,172.46 feet, an arc distance of 1,230.72 feet to a point of tangency; Thence, continuing by the center line of S.R. 0210 and along lands of

Margaret Ruth Cosgrove and lands of Ronald L., Sr., and Doreen L. Linsenbigler, North 68° 46' 52" East, 489.65 feet to a point of curvature; Thence, by a curve to the left having a radius of 2,864.90 feet, the chord which bears, North 64° 00' 11" East, 477.29 feet, an arc distance of 477.84 feet to a point in the center line of S.R. 0210; Thence, continuing along lands of Linsenbigler, lands of W. Dale & Ruth A. Detwiler, lands of Margaret Ruth Cosgrove and lands of Gerald F. & Karen S. Schall, passing thru concrete monument #174 at a distance of 81.84 feet, South 01° 45' 02" West, a total distance of 1,508.19 feet to concrete monument #173, being the TRUE PLACE OF BEGINNING. Containing 38.700 acres.

# <u>EXHIBIT B</u>


CROOKED CREEK
PARCEL B
Parcel I
Parcel J
PARCEL C
PARCEL D
Parcel F
Parcel G
Parcel H
Parcel K
Transmission Lines



PARCEL A

N

PARCEL BOUNDARY — ·· — ··

KEYSTONE STATION

## EXHIBIT C

All right title and interest of Grantor in and to the real property described in the following deeds:

(Add list from Schedule 1.1(63) for Keystone and Keystone Lake)

**EXHIBT D**

From JOSEPH CANALE, Widower, by Deed of Easement, dated July 10, 1964, and recorded in the Recorder's office of Indiana County, Pennsylvania in Deed Book, Vol. 532, page 584.

From TAYLOR CARNAHAN, et ux, by Deed of Easement, dated June 9, 1964, and recorded in the Office aforesaid in Deed Book, Vol. 532, page 29.

From JOHN W. KIMMEL, et ux, by Deed of Easement, dated June 4, 1964, and recorded in the Office aforesaid in Deed Book, Vol. 531, page 626.

**EXHIBIT F**
**TO PURCHASE AND SALE AGREEMENT**

# FORM OF SELLER'S LEGAL OPINION [1]

1. Seller is a corporation validly subsisting and in good standing under the laws of its state of incorporation, and Seller has all requisite corporate power and authority to execute and deliver the Agreement and each Additional Agreement to which it is a party and to consummate the transactions contemplated thereby. The execution and delivery of the Agreement and such Additional Agreements by Seller, and the consummation of the transactions contemplated thereby, have been duly and validly authorized by all necessary corporate action required on the part of Seller.

2. Each of the Agreement and the Additional Agreements to which Seller is a party have been duly and validly executed and delivered by Seller, and constitutes the valid and binding obligation of Seller, enforceable against Seller in accordance with its terms, except to the extent that (1) such enforceability may be subject to any bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or other Laws now or hereafter in effect relating to enforcement of creditors' rights generally and (2) the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding may be brought. [2]

3. The execution and delivery of the Agreement and the Additional Agreements to which Seller is a party does not, and the consummation of the transactions contemplated thereby will not, (1) conflict with or result in any breach of any provision of the certificate of incorporation or bylaws of Seller; (2) to such counsel's knowledge, contravene (A) any Applicable Order or (B) any Applicable Law; or (3) conflict with or result in any breach of any provision of the agreements set forth on Schedules 4.3(a) or 4.9(a) to the Agreement. "Applicable Orders" means those orders or decrees of Governmental Authorities identified in Annex A attached hereto. "Applicable Laws" means those laws, rules and regulations of the United States of America, the State of New Jersey, the State of Delaware and the Commonwealth of Pennsylvania, which in the experience of counsel rendering the opinion, are customarily applicable to transactions of the type contemplated by the Agreement and the Additional Agreements to which Seller is a party.

4. To such counsel's knowledge, there are no material actions, suits, proceedings, investigations or inquiries pending or threatened against Seller, at law or in equity, which seek to enjoin or prohibit or otherwise challenge the transactions contemplated by the Agreement before or by any Governmental Authority.

---

[1] Capitalized terms used and not otherwise defined herein have the respective meanings ascribed to such terms in the Agreement.

[2] Enforceability opinion is to be given pursuant to Delaware law, which governs the Agreement.

**JOINTLY OWNED STATIONS**
F-1

5.      No consent, approval or authorization of or by, or filing with, any Governmental Authority (other than those which have been obtained or made on or prior to the date hereof) is required for the authorization, execution, delivery or performance by Seller of such of the Agreement and the Additional Agreements to which Seller is a party.

APPLICABLE ORDERS

[To be provided by Seller]

**EXHIBIT G**
**TO PURCHASE AND SALE AGREEMENT**

# FORM OF BUYER'S LEGAL OPINION [1]

1. Buyer is a corporation validly subsisting and in good standing under the laws of its state of formation, and Buyer has all requisite corporate power and authority to execute and deliver the Agreement and the Additional Agreements to which Buyer is a party and to consummate the transactions contemplated thereby. The execution and delivery of the Agreement and such Additional Agreements by Buyer, and the consummation of the transactions contemplated thereby, have been duly and validly authorized by all necessary corporate action required on the part of Buyer.

2. Each of the Agreement and the Additional Agreements to which Buyer is a party have been duly and validly executed and delivered by Buyer, and constitutes the valid and binding obligations of Buyer, enforceable against Buyer in accordance with its terms, except to the extent that (1) such enforceability may be subject to any bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or other Laws now or hereafter in effect relating to enforcement of creditors' rights generally and (2) the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding may be brought. [2]

3. The execution and delivery of the Agreement and the Additional Agreements to which Buyer is a party does not, and the consummation of the transactions contemplated thereby will not, (1) conflict with or result in any breach of any provision of the articles of incorporation or bylaws of Buyer; (2) to such counsel's knowledge, contravene (A) any Applicable Order or (B) any Applicable Law. "Applicable Orders" means those orders or decrees of Governmental Authorities identified in Annex A attached hereto. "Applicable Laws" means those laws, rules and regulations of the United States of America, the State of Delaware and the Commonwealth of Pennsylvania, which in the experience of counsel rendering the opinion, are customarily applicable to transactions of the type contemplated by the Agreement and the Additional Agreements to which Buyer is a party.

4. To such counsel's knowledge, there are no material actions, suits, proceedings, investigations or inquiries pending or threatened against Buyer, at law or in equity, which seek to enjoin or prohibit or otherwise challenge the transactions contemplated by the Agreement before or by any Governmental Authority.

5. No consent, approval or authorization of or by, or filing with, any Governmental Authority (other than those which have been obtained or made on or prior to the date

---

[1] Capitalized terms used and not otherwise defined herein have the respective meanings ascribed to such terms in the Agreement.

[2] Enforceability opinion is to be given pursuant to Delaware law, which governs the Agreement.

**JOINTLY OWNED STATIONS**
G-1

5.        hereof) is required for the authorization, execution, delivery or performance by Buyer of such of the Agreement and the Additional Agreements to which Buyer is a party.

APPLICABLE ORDERS

[To be provided by Buyer]

## Schedule 1.1(28)

## Description of Conemaugh Station

All right, title and interest of Seller in and to the real property described in the following deeds:

**County:  Indiana (PA)**
**Owner:   Atlantic City Electric Company**

| Purchased From | Recording Information | |
|---|---|---|
| | Deed Book/Page | Date |
| American Trustee & Transfer Corporation | 562/677 | January 6, 1966 |
| American Trustee & Transfer Corporation | 558/461 | December 19, 1966 |
| American Trustee & Transfer Corporation | 562/665 | April 7, 1967 |
| George R.  & Grace L. Jones | 564/282 | April 28, 1967 |
| T.W. Phillips Gas & Oil Company | 565/527 | May 1, 1967 |
| Harry H. and Edith Henderson | 578/762 | April 24, 1968 |
| Lawrence G. and Evelyn S. Kerr and Mildred Jensen | 598/440 | February 10, 1969 |
| Marie D. Bracken, et al. | 598/454 | August 26, 1969 |
| American Trustee & Transfer Corporation | 774/503 | November 1, 1979 |
| American Trustee & Transfer Corporation | 927/332 | March 23, 1988 |
| American Trustee & Transfer Corporation | 1048/425 | February 11, 1994 |
| American Trustee & Transfer Corporation | 660/7 | May 17, 1973 |
| American Trustee & Transfer Corporation | 598/467 | August 15, 1968 |
| Flora I. Ballantyne Mauger | 598/428 | June 18, 1968 |
| Ford J. & Alice F. McCachren | 73/650 | February 4, 1976 |
| Peter & Carolyn Buchkoski | 724/419 | February 4, 1976 |
| Irvin Styles | 550/319 | March 9, 1966 |
| **EXCEPTING THE FOLLOWING OUT CONVEYANCES** | | |
| County of Indiana Recreation Area Donation | 1079/445 | February 9, 1996 |
| Lavina G. Ritenour | 474/261 | |
| Barry P. Poglein | 663/755 | |

## Schedule 1.1(63)

## Description of Keystone Station

All right, title and interest of Seller in and to the real property described in the following deeds:

**Counties:**   **Armstrong & Indiana  (PA)**
**Owner:**      **Atlantic City Electric Company**

| Purchased From | Recording Information | |
|:---:|:---:|:---:|
| | **Deed Book/Page** | **Date** |
| Harry A. Heilman, Jr. | 489/617 | June 11, 1965 |
| Philadelphia Electric Company | 490/537 | July 8, 1965 |
| Philadelphia Electric Company | 541/395 | July 8, 1965 |
| Harry A. Heilman, Jr. | 493/418 | October 25, 1965 |
| Boyd L., Jr. and Helen S. Hildebrand and Jersey Central | 494/652 | January 7, 1966 |
| Harry A. Heilman, Jr. | 499/499 | July 18, 1966 |
| Harry A. Heilman, Jr. | 505/510 | May 22, 1967 |
| Harry A. Heilman, Jr. | 512/255 | April 15, 1968 |
| Harry A. Heilman, Jr. | 526/487 | May 18, 1970 |
| American Trustee & Transfer Corporation | 576/653 | February 18, 1977 |
| Fleming Landscaping Company | 656/042 | February 28, 1985 |
| American Trustee & Transfer Corporation | 1411/114 | February 11, 1994 |
| Harry A. Heilman, Jr. | 491/411 | July 31, 1965 |
| Harry A. Heilman, Jr. | 689/617 | June 3, 1965 |
| Harry A. Heilman, Jr. | 521/487 | June 15, 1969 |
| Harry A. Heilman, Jr. | 526/796 | May 18, 1970 |
| Keystone Coal Mining Corp. & Rochester & Pittsburgh Coal Company | 888/001 | January 30, 1987 |

**Schedule 1.1(63) (continued)**

| | | |
|---|---|---|
| **EXCEPTING THE FOLLOWING OUT CONVEYANCES RELATING TO KEYSTONE STATION** | | |
| William R. and Judith McHenry | 550/852<br>552/572 | November 2, 1973<br>February 27, 1974 |
| John Liperote | 879/107 | April 27, 1987 |
| The Borough of Shelocta | 930/466 | April 27, 1987 |
| David A. and Bonnie Stewart | 942/169 | April 25, 1989 |
| Alice M. Hogolsky | 1318/222 | August 10, 1993 |
| **EXCEPTING THE FOLLOWING OUT CONVEYANCES RELATING TO KEYSTONE LAKE** | | |
| Out Parcel 1: John E. and Beth A. Pinkerton | 1705/298 | June 12, 1997 |
| Out Parcel 2 (includes the following 9 parcels): | | |
| Eleanor McCausland | 542/148 | September 7, 1972 |
| Edward M. Blose | 543/385 | November 3, 1972 |
| Daniel, Jr. and Linda D. Spencer | 570/097 | June 24, 1976 |
| Edward M. and Lillian R. Blose | 624/593 | September 14, 1982 |
| Gerald F. and Karen S. Schall | 727/099 | January 27, 1984 |
| W. Dale and Ruth A. Detwiler | 673/059 | June 27, 1985 |
| Samuel E. Barrett | 878/344 | December 12, 1987 |
| Margaret Ruth Cosgrove | 1240/148 | October 23, 1992 |
| Ronald L., Sr. and Doreen L. Linsenbigler | 1511/321 | September 21, 1995 |

## Schedule 1.1(77)

## Permitted Encumbrances

A.    Conemaugh Station

1.    Agreement for Industry Track, dated January 10, 1968, by and between the Pennsylvania Railroad Co. and ACE for a standard side track connected to the main track of Sang Hollow Extension Branch.

2.    License Agreement, dated February 24, 1969, by and between Penn Central Co. and ACE, et al to construct and maintain a private vehicular and pedestrian crossing.

3.    Easement Condemnation by the Commonwealth of Pennsylvania, Department of Transportation, dated August 4, 1978, for .32 of an acre.

4.    Agreement dated August 1, 1985, by and among Consolidated Rail Corporation and Atlantic City Electric Company, Baltimore Gas and Electric Company, Delmarva Power & Light Company, Metropolitan Edison Company, Pennsylvania Power and Light Company, Philadelphia Electric Company, Potomac Electric Power Company, Public Service Electric and Gas Company and UGI Corporation, concerning maintenance of (a) an overhead conveyor located 871 feet east of Milepost 11; (b) a private overhead roadway located 1910 feet east of Milepost 11; (c) two 500 kv aerial wires located 2275 feet and 2475 feet west of Milepost 10; (d) a 120V/4kv underground conduit, located 2275 feet west of Milepost 10; (e) a 21-inch water pipeline located 2368 feet west of Milepost 20; and (f) a 4-inch water pipe located 1521 feet east of Milepost 11, at Centerville, Indiana County, Pennsylvania; (Railroad Registry No. 280 426).

5.    Revocable License Agreement, dated December 15, 1988, by and among ACE, et al., as grantors, to Pennsylvania Electric Co. for construction and maintenance of a 23 kv overhead power supply and lighting facilities within a forty foot wide roadway.

6.    Revocable License Agreement, dated December 12, 1986, by and among ACE, et al., as grantors, to Pennsylvania Electric Co. for construction and maintenance of a 23 kv overhead power supply and lighting facilities within a sixty foot wide roadway.

7.    Agreement dated April 22, 1993, by and among Consolidated Rail Corporation and Atlantic City Electric Company, Baltimore Gas and Electric Company, Delmarva Power & Light Company, Metropolitan Edison Company, Philadelphia Electric Company, Potomac Electric Power Company, Public Service Electric and Gas Company and UGI Utilities, Inc., concerning installation, maintenance and operation of one 16-inch wastewater pipe in a 20-inch steel casing; and one

20-inch wastewater pipe under and across tracks located 2163 feet east of Milepost 288, at Centerville, Indiana County, Pennsylvania; (Railroad Registry No. 305 830).

8.  Agreement dated August 30, 1993, by and among Consolidated Rail Corporation and Atlantic City Electric Company, Baltimore Gas and Electric Company, Delmarva Power & Light Company, Metropolitan Edison Company, Pennsylvania Power and Light Company, Philadelphia Electric Company, Potomac Electric Power Company, Public Service Electric and Gas Company and UGI Utilities, Inc., concerning operation of a system of sidetracks, at Centerville, Indiana County, Pennsylvania; (Railroad Registry No. 306 570).

9.  Agreement dated August 9, 1994, by and among Consolidated Rail Corporation and Atlantic City Electric Company, Baltimore Gas and Electric Company, Delmarva Power & Light Company, Pennsylvania Power and Light Company, PECO Energy Company, Potomac Electric Power Company, Public Service Electric and Gas Company and UGI Corporation, concerning lease of 0.90 of an acre of property, at Centerville, Indiana County, Pennsylvania; (Railroad Registry No. 309 974).

10. The items identified as exceptions to coverage in the Title Commitment, dated August 1, 2005, provided by Lawyers Title Insurance Corporation relating to the Conemaugh Station, other than any mortgages, financing statements or other monetary Encumbrances.

11. Such Encumbrances as are set forth in the form of Special Warranty Deed for the Conemaugh Station included as Exhibit D to this Agreement.

B.  Keystone Station

1.  Deed of Easement, dated January 16, 1970, by and among ACE, Baltimore Gas and Electric Co., Delmarva Power & Light Co., Metropolitan Edison Co., Pennsylvania Power & Light Co., PECO Energy Co., Potomac Electric Power Co. and Public Service Electric and Gas Co., as grantors, to the Commonwealth of Pennsylvania, Department of Highways.

2.  Amended Limited Power Permit, dated March 12, 1971, by and among the Commonwealth of Pennsylvania, as grantor, to ACE, Baltimore Gas and Electric Co., Delmarva Power & Light Co., Metropolitan Edison Co., Pennsylvania Power & Light Co., PECO Energy Co., Potomac Electric Power Co. and Public Service Electric and Gas Co. and UGI Utilities, Inc. relating to the construction of a dam.

3.  Letter Agreement, dated January 9, 1984, referring to Indenture, dated July 20, 1966, by and between the owners of Keystone Station, as grantors, to Pennsylvania Electric Company relating to a parcel of land to be used as a transmission substation.

4.        Reservoir Lease Agreement, dated March 20, 1997, by and among ACE, Baltimore Gas and Electric Company, Delmarva Power & Light Company, Jersey Central Power & Light Company, Pennsylvania Power & Light Company, PECO Energy Company and Public Service Electric and Gas Company and the Pennsylvania Fish and Boat Commission of the Commonwealth of Pennsylvania.

5.        Lease Agreement and Memorandum of Coal Lease, dated March 12, 1999, by and among ACE, Baltimore Gas and Electric Co., Delmarva Power & Light Co., Metropolitan Edison Co., Pennsylvania Power & Light Co., PECO Energy Co., Potomac Electric Power Co. and Public Service Electric and Gas Co., as grantors, to Keystone Coal Mining Corp. for the exclusive right to mine and remove all coal by deep mining.

6.        The items identified as exceptions to coverage in the Title Commitment, dated August 1, 2005, provided by Lawyers Title Insurance Corporation relating to the Keystone Station, other than, in each case, any mortgages, financing statements or other monetary Encumbrances.

7.        Fifteen oil and gas lease agreements have been disclosed to ACE as a non-operator owner of Keystone Station.  The terms, parties and dates of such leases have all been redacted.

8.        Five agricultural lease agreements have been disclosed to ACE as a non-operator owner of Keystone Station.  The terms, parties and dates of such leases have all been redacted.

9.        Such Encumbrances as are set forth in the form of Special Warranty Deed for the Keystone Station included as Exhibit E to this Agreement.

## Schedule 2.1(d)

## Electrical Transmission Facilities

A.    Conemaugh Station Unit Nos. 1 and 2

    1.      The generator, exciter, generator voltage control equipment and generator synchronization equipment.

    2.      All electrical bus work and power lines running from the generator to the main power transformer, the main power transformer, up to, and including, the main power transformer 500 kv bus lines, including the transformer high side horizontal connection to the surge arrestor.

    3.      The eight unit auxiliary transformers and the power lines that connect electrically to the plant bus system.  All power lines, equipment and distribution gear running from, and including, the 115/13.8 kv No. 2 Start-up transformer up to the first switch that connects to the 115 kv Seward Sub Transmission line.

    4.      All protection relays, and associated equipment and instrumentation, connected to the equipment mentioned above and within the boundaries described above

    5.      The Nos. 1 and 2 FGDS standby/start-up transformers and the power lines running up to the point of connection to the 115 kv Seward Sub Transmission line.

B.    Conemaugh Station Diesel Generators A, B, C and D

    1.      The generators, exciters, generator voltage control equipment and generator synchronization equipment.

    2.      All electrical bus work and power lines running from the generator through and including the No. 1 and No. 3 115 kv / 4.16 kv Start-Up Transformers, up to, and including the transformer high side horizontal connections for both transformers to the 115 kv Seward Sub Transmission line.

    3.      All protective relays and associated equipment and instrumentation connected to the equipment described and located within the boundaries described in items B.1. and B.2. above, except the 115 kv Seward Sub Transmission line and the substation equipment that are not owned by ACE and are not included in the sale.

C.    Keystone Station Unit Nos. 1 and 2

    1.      The generator, exciter, generator voltage control equipment and generator synchronization equipment.

2.       All electrical bus work and power lines running from the generator to the main power transformer, the main power transformer up to and including the transformer high side horizontal connection to the surge arrestor.

3.       The four unit auxiliary transformers (1AP, 2AP, 1C, & 2C) and the power lines that connect electrically to the 230 kv bus system. All power lines, equipment and distribution gear running from the Nos. 1 and 2 20/4.16 kv station service transformers up to and including the first switch that connects to the 230 kv bus for each transformer.

4.       All protection relays, and associated equipment and instrumentation, connected to the equipment mentioned above and within the boundaries described above.

D.     <u>Keystone Station Diesel Generators A, B, C and D</u>

1.       The generator, exciter, generator voltage control equipment and generator synchronization equipment and the 2400 kv and 120 V power transformers.

2.       All electrical bus work and power lines running from the generator up to the No. 1 and No. 2 20kv-4.16kv plant transformers and associated equipment and ties to the connection with the 4160 plant bus No. 1 and No. 2.

3.       All protective relays and associated equipment and instrumentation connected to the equipment described and located within the boundaries described in items D.1. and D.2. above.

## Schedule 2.1(f)

### Emission Allowances to be Transferred to Buyer

A.     $SO_2$ Allowances (Tons)

Buyer shall receive all of ACE's interest in $SO_2$ Allowances allocated directly to the Keystone Station unit accounts beginning with vintage year 2006, which allowances have been and, to Seller's Knowledge, will in the future be issued directly to the unit accounts for the Keystone Station.

Buyer shall receive all of ACE's interest in $SO_2$ Allowances allocated directly to the Conemaugh Station unit accounts beginning with vintage year 2006.  Buyer shall not receive $SO_2$ Allowances allocated to the Conemaugh Station that, as a result of forms previously filed by the designated representative for the Conemaugh Station, have been issued (as of the date of this Agreement) directly to ACE or its assigns ("ACE-Assigned $SO_2$ Allowances") through vintage year 2035. Buyer shall have the right to receive the ACE-Assigned $SO_2$ Allowances commencing with vintage year 2036.

The following table sets forth the $SO_2$ Allowances that have been issued to date to the unit accounts for the Keystone and Conemaugh Stations, the right and interest of Seller to which will be transferred to Buyer as set forth above:

| Station | Unit One Yearly Allowances 2006-2035 | Unit Two Yearly Allowances 2006-2035 |
|---|---|---|
| Conemaugh Station | 211 $SO_2$ Allowances per year. | 211 $SO_2$ Allowances per year. |
| Keystone Station | 697 $SO_2$ Allowances per year. | 742 $SO_2$ Allowances per year. |

B.     $NO_X$ Allowances - Year 2006 and Beyond

Buyer shall receive all of ACE's interest in NOx Allowances allocated to the Keystone Station and the Conemaugh Station beginning with vintage year 2006.  The following table sets forth the NOx Allowances that have been issued to date, the right and interest of Seller to which will be transferred to Buyer as set forth above:

| Station | Yearly Allowances 2006 - 2008 |
| --- | --- |
| Conemaugh | Unit 1 - 83 |
| | Unit 2 - 76 |
| Keystone | Unit 1 - 53 |
| | Unit 2 - 53 |

C.      Certain Limitations and Adjustments

This Schedule assumes that the Closing will occur on or before November 30, 2006.  With respect to NOx Allowances, if the transaction closes at any time after November 30, 2006, Seller will retain any vintage year 2006 NOx Allowances that have not been surrendered for compliance purposes.  With respect to $SO_2$ Allowances, if the transaction closes before March 1, 2007, Buyer shall still obtain ACE's right and interest in the Keystone Station and the Conemaugh Station unit account $SO_2$ Allowances for vintage year 2006 as set forth above.

The above limitations and adjustments shall apply to subsequent years.  For example, if the transaction is expected to close in 2007, the same limitations and adjustments shall apply with respect to vintage year 2007 NOx Allowances and $SO_2$ Allowances.

# Schedule 2.6

## Inventories

Inventory -- Materials & Supplies and Fuel
(Fuel includes freight, commodity and handling (other than on-site handling))
As of August 31, 2005
(Seller's Interest)

| Station | Materials & Supplies | Fuel | | Total Share of Materials & Supplies plus Fuel |
| | | Coal | Oil | |
|---|---|---|---|---|
| **Keystone** | $          490,512 | $  419,360 | $16,095 | $  925,967 |
| **Conemaugh** | $          617,860 | $  603,293 | $  4,749 | $1,225,902 |
| **Total** | $       1,108,372 | $1,022,653 | $20,844 | $2,151,869 |

<u>**Schedule 4.3(a)**</u>

<u>**Seller's Defaults and Violations**</u>

<u>**Conflicts With Organizational Documents, Material Contracts or Laws**</u>

A.      <u>Conemaugh Station</u> - Consent not required; notice of assignment will be given by Seller under the following agreements prior to the Closing:

1.      Conemaugh Operation and Maintenance Agreement between Reliant Energy Northeast Management Company, and ACE, Conemaugh Power LLC, Constellation Power Source Generation, Inc., Exelon Generation Company, LLC, PPL Montour LLC, Allegheny Energy Supply Conemaugh, LLC, PSEG Fossil LLC, Reliant Energy Mid-Atlantic Power Holdings, LLC, and UGI Development Company dated December 1, 2002.

2.      Surface Lease between ACE, Conemaugh Power LLC, Constellation Power Source Generation, Inc., Exelon, PPL, Allegheny, PSEG, Reliant, and UGI, and Spicer Energy II LLC dated November 1, 2002, as amended.

3.      Conemaugh Synfuel Purchase Agreement between ACE, Conemaugh Power LLC, Constellation, Exelon, PPL, Allegheny, Reliant and UGI, and Spicer Energy II LLC dated November 1, 2002.

4.      Interconnection Agreement, dated November 19, 1999, by and among the Conemaugh Station Owners (Atlantic City Electric Company, Baltimore Gas & Electric Company, Delmarva Power & Light Company, Sithe Pennsylvania Holdings, LLC, PP&L, Inc., PECO Energy Company, UGI Development Company, Potomac Electric Power Company and Public Service Electric and Gas Company), and the Conemaugh Switching Station Owners (ACE, BGE, DPL, Metropolitan Edison Company, PPL, PECO, UGI Utilities, Inc., PEPCO and PSE&G).

5.      Assignment and Assumption Agreement, dated as of November 24, 1999, among Atlantic City Electric Company, Baltimore Gas & Electric Company, Delmarva Power & Light Company, Sithe Pennsylvania Holdings, LLC, PP&L, Inc., PECO Energy Company, UGI Development Company, Potomac Electric Power Company and Public Service Electric and Gas Company, in their capacity as the Conemaugh Generating Station owners, and Sithe Power Marketing, L.P.

6.      Licensee Support Agreement, dated as of May 31, 2002, by AIG Financial Products Corp. in favor of Atlantic City Electric Company, Conemaugh Power LLC, Constellation Power Source Generation, Inc., Exelon Generation Company, LLC, PPL Montour, LLC, Allegheny Energy Supply Conemaugh, LLC, PSEG Fossil LLC, Reliant Energy Mid-Atlantic Power Holdings, LLC and UGI Development Company.

7. Lessee Support Agreement, dated as of November 1, 2002, by AIG Financial Products Corp. in favor of Atlantic City Electric Company, Conemaugh Power LLC, Constellation Power Source Generation, Inc., Exelon Generation Company, LLC, PPL Montour, LLC, Allegheny Energy Supply Conemaugh, LLC, PSEG Fossil LLC, Reliant Energy Mid-Atlantic Power Holdings, LLC and UGI Development Company.

8. Feedstock Seller Support Agreement, dated as of November 1, 2002, by and among Atlantic City Electric Company, Conemaugh Power LLC, Constellation Power, Inc., PPL Generation, LLC, Allegheny Energy Supply Company, LLC, PSEG Power LLC, Reliant Energy Power Generation, Inc., UGI Development Company and Spicer Energy II LLC.

9. Synfuel Seller Support Agreement, dated as of November 1, 2002, by AIG Financial Products Corp. in favor of Atlantic City Electric Company, Conemaugh Power LLC, Constellation Power Source Generation, Inc., Exelon Generation Company, LLC, PPL Montour, LLC, Allegheny Energy Supply Conemaugh, LLC, PSEG Fossil LLC, Reliant Energy Mid-Atlantic Power Holdings, LLC and UGI Development Company.


B.    <u>Keystone Station</u> - Consent not required; notice of assignment will be given by Seller under the following agreements prior to the Closing:

1. Operation and Maintenance Agreement, dated as of December 1, 2002 (effective on January 1, 2003), by and among Reliant Energy Northeast Management Company (the "Operator"), Atlantic City Electric Company, Constellation Power Source Generation, Inc., Exelon Generation Company, LLC, Keystone Power LLC, PPL Montour LLC, PSEG Fossil LLC and Reliant Energy Mid-Atlantic Power Holdings, LLC.

2. Surface Lease, dated as of October 16, 2000, by and among Atlantic City Electric Company, Constellation Power Source Generation, Inc., Conectiv Delmarva Generation, Inc., PPL Montour, LLC, PSEG Fossil LLC and Reliant Energy Mid-Atlantic Power Holdings, LLC, and Spicer Energy II LLC, as amended.

3. Synfuel Purchase Agreement, dated as of October 16, 2000, by and among Atlantic City Electric Company, Constellation Power Source Generation, Inc., Conectiv Delmarva Generation, Inc., PPL Montour, LLC, PECO Energy Company, PSEG Fossil LLC, and Reliant Energy Mid-Atlantic Power Holdings, LLC, and Spicer Energy II LLC, as amended.

4. Feedstock Seller Support Agreement, dated as of October 16, 2000, by and among ACE, Constellation Holdings, Inc., Conectiv Delmarva Generation, Inc., PPL Generation, LLC, PECO Energy Company, PSEG Power LLC and Reliant Energy Power Generation, Inc., as sellers, in favor of Spicer Energy, LLC, as amended.

5. Interconnection Agreement, dated November 19, 1999, by and among Atlantic City Electric Company, Baltimore Gas & Electric Company, Delmarva Power & Light Company, Sithe Pennsylvania Holdings, LLC, PP&L, Inc., PECO Energy Company,

Public Service and Gas Company and Pennsylvania Electric Company (d/b/a GPU Energy).

6. Assignment and Assumption Agreement, dated as of November 24, 1999 among Atlantic City Electric Company, Baltimore Gas & Electric Company, Delmarva Power & Light Company, Sithe Pennsylvania Holdings, LLC, PP&L, Inc., PECO Energy Company, UGI Development Company, Potomac Electric Power Company and Public Service Electric and Gas Company, and Sithe Power Marketing, L.P.

7. Synfuel Seller Support Agreement, dated as of October 16, 2000, by AIG Financial Products Corp. in favor of Atlantic City Electric Company, Constellation Power Source Generation, Inc., Conectiv Delmarva Generation, Inc., PPL Montour, LLC, PECO Energy Company, PSEG Fossil LLC and Reliant Energy Mid-Atlantic Holdings, LLC, as amended.

8. Lessee Support Agreement, dated as of October 16, 2000, by AIG Financial Products Corp. in favor of Atlantic City Electric Company, Constellation Power Source Generation, Inc., Conectiv Delmarva Generation, Inc., PPL Montour, LLC, PECO Energy Company, PSEG Fossil LLC and Reliant Energy Mid-Atlantic Power Holdings, LLC, as amended.


C. <u>Miscellaneous</u>

1. Release required under Indenture, dated January 15, 1937, by and between ACE and The Bank of New York, as Trustee, as amended.

## Schedule 4.3(b)

## Seller's Required Regulatory Approvals

A.    Conemaugh Station

1.        The FERC under Section 203 of the Federal Power Act.

2.        The Pennsylvania Public Utility Commission.

3.        The New Jersey Board of Public Utilities.


B.    Keystone Station

1.        The FERC under Section 203 of the Federal Power Act.

2.        The Pennsylvania Public Utility Commission.

3.        The New Jersey Board of Public Utilities.

<u>**Schedule 4.6**</u>

<u>**Environmental Matters**</u>

A.      <u>Conemaugh Station</u>:  All of the information contained in the Phase I Environmental Site Assessment prepared by NTH Consultants Ltd., dated June 22, 2005, is incorporated herein by reference in addition to the following:

1.      <u>Environmental Permits and Compliance</u>

a.      The NPDES monthly average permit limit for discharged selenium was exceeded on December 10 and 17, 2004.

b.      The NPDES daily average permit limit for discharged selenium was exceeded on December 10 and 17, 2004.

c.      The NPDES average permit limit for discharged Total Suspended Solids was exceeded on June 25, 2004.

d.      A violation was noted on the January 3, 2003 Inspection Report Comments Form prepared by the PADEP inspector.  The violation was cited as the burning of solid waste without a permit, a violation of the PA Solid Waste Management Act Section 6018.610(3),(9).

2.      <u>Notice of Potential Environmental Liability</u>

a.      In 1998, the United States Environmental Protection Agency (the "USEPA") sent a letter, pursuant to section 114 of the Clean Air Act, to the operator of Conemaugh Station requesting authorization to conduct on-site inspections.  After such inspections were conducted, the operator of Conemaugh Station made a formal request to the USEPA to receive the report developed pursuant to the investigation and was informed that no report was developed.

3.      <u>Orders</u>

a.      Consent Order and Adjudication, dated July 14, 1994, pursuant to the Commonwealth of Pennsylvania Hearing Board, Docket No. 93-318-MJ regarding <u>Pennsylvania Electric Company v. Commonwealth of Pennsylvania Department of Environmental Resources</u>, in the matter of a negotiated settlement to modify certain NPDES permit conditions.

b.      Consent Order and Adjudication, dated December 28, 2004, between the Pennsylvania Department of Environmental Protection and Reliant Energy Northeast Management Company, in the matter of a negotiated settlement to an appeal of the 2001 NPDES permit renewal.  The Order requires

Reliant Energy to comply with several obligations: submittal of a Pollutant Reduction Report, submittal of a Toxics/Toxicity Reduction Study (T/TRS) plan and schedule, implementation of the T/TRS plan with annual reports and submission of a site specific mercury MDL. The January 31, 2005 NPDES amendment resolves the measuring frequency and monitoring issues; removes outfall 014 and includes the former 014 discharge as part of outfall 016; and deletes the Chromium and Zinc limits.

c.      A Notice of Violation was issued for a failure to maintain haul roads resulting in fugitive dust crossing the property boundary and fugitive dust emissions from a coal auger sampler. The NOV was issued for violations of the PA Air Quality Regulations Section 123.1 and is dated May 24, 2005.

B.      <u>Keystone Station</u>  All of the information contained in the Phase I Environmental Site Assessment prepared by NTH Consultants Ltd., dated June 22, 2005, is incorporated herein by reference in addition to the following:

1.      <u>Environmental Permits and Compliance</u>

a.      The NPDES permit limit for discharge pH at Outfall 403 was exceeded from September 30, 2005 through October 2, 2005.

b.      The NPDES permit limit for Total Suspended Solids for Outfall 103 was exceeded; September 6, 2005.

c.      The NPDES permit limit for pH for Outfall 103 was exceeded; September 6, 2005.

d.      The NPDES permit limit for thermal discharge and final BTU/day were exceeded on August 20 & 21, 2005.

e.      A bypass to Crooked Creek on April 22, 2004.

f.      A discharge to Crooked Creek of an undetermined amount due to a Force Main leak on April 19, 2004.

2.      <u>Notice of Possible Environmental Liability</u>

a.      On April 18, 2000, Sithe Northeast, the operator of Keystone Station received a letter that was sent by the USEPA pursuant to Section 114 of the Clean Air Act. This letter notified the operator and the owners of Keystone Station that the USEPA would be conducting an audit of Keystone Station. On June 26 and 27, 2000, two auditors from the USEPA's Philadelphia, PA office conducted on-site inspections at the station. The auditors' requests for documents were responded to by the station operator and station management. In July 2000, the USEPA requested additional information. These requests have also been responded to by the station operator and station management.

3. <u>Orders</u>

    a. Consent Order and Adjudication, dated December 28, 2004, between the Pennsylvania Department of Environmental Protection and Reliant Energy Northeast Management Company, in the matter of a negotiated settlement to an appeal of the 2001 NPDES permit renewal. The Order requires Reliant Energy to comply with several obligations (item #3): analysis and submission of the NPDES permitted waste water discharge using MDL's, submission of a revised Toxic Reduction Evaluation (TRE) plan and schedule, implementation of the TRE, and submission of a site specific mercury MDL.

    b. A Notice of Violation for sediment laden stormwater discharge to waters of the Commonwealth, dated August 8, 2005.

C. <u>Special Warranty Deeds</u>: Such matters as are set forth in any form of Special Warranty Deed for the Jointly Owned Stations included as <u>Exhibit D</u> or <u>Exhibit E</u> to this Agreement.

## Schedule 4.7

## Real Property

A.      All of Seller's right, title and interest in and to the real property described in the deeds listed on <u>Schedules 1.1(28)</u> and <u>1.1(64)</u>, excepting the out conveyances set forth in each schedule.

## Schedule 4.9(a)

## Seller's Agreements

All of the agreements set forth on Schedule 4.3(a), except item C.1, are incorporated by reference herein.

A.    Conemaugh Station

1.    Conemaugh Station Owners' Memorandum Agreement, dated August 1, 1966, by and among ACE, Baltimore Gas and Electric Company, Delmarva Power & Light Company, Metropolitan Edison Company, Pennsylvania Power & Light Company, Philadelphia Electric Company, Potomac Electric Power Company, Public Service Electric and Gas Company, and The United Gas Improvement Company, as amended.

2.    Synthetic Gypsum Sales and Purchase Agreement, dated April 23, 1998, by and between United States Gypsum Company and the Conemaugh Owners.

3.    Energy Service Agreement, dated November 24, 1999, by and among the Conemaugh Generating Station Owners and Reliant Energy Mid-Atlantic Power Holdings, LLC  (successor to Sithe Power Marketing, L.P.), relating to Conemaugh Station.

4.    Agreement and Consent, dated April 15, 2002, by among Atlantic City Electric Company, Conemaugh Power LLC, Constellation Power Source Generation, Inc., Exelon Generation Company, LLC, PPL Montour, LLC, Allegheny Energy Supply Conemaugh, LLC, PSEG Fossil LLC, Reliant Energy Mid-Atlantic Power Holdings, LLC, and UGI Development Company, as owners as tenants in common of the Conemaugh Station, and Norfolk Southern Railway Company, as lessee and operator of the allocated assets of Pennsylvania Lines LLC.

5.    Agreement No. C90020, dated May 30, 2002, by and between Key-Con Fuels and Con-Stone, Inc, relating to the supply of limestone to the Conemaugh Station.

6.    Agreement No. C90018, dated May 31, 2002, by and between Key-Con Fuels and United States Gypsum Co., relating to the supply of limestone to the Conemaugh Station.

7.    Agreement No. C0019, dated May 31, 2002, by and between Key-Con Fuels and United States Gypsum Co., relating to the supply of limestone to the Conemaugh Station.

8.    License Agreement, dated May 31, 2002, by and among Atlantic City Electric Company, Conemaugh Power LLC, Constellation Power Source Generation, Inc., Exelon Generation Company, LLC, PPL Montour, LLC, Allegheny Energy

Supply Conemaugh, LLC, PSEG Fossil LLC, Reliant Energy Mid-Atlantic Power Holdings, LLC, UGI Development Company and Spicer Energy II LLC.

9. Agreement No. C90021, dated September 30, 2002, by and between Key-Con Fuels and United States Gypsum Co., relating to the supply of limestone to the Conemaugh Station.

10. Limited Liability Company Agreement of Conemaugh Fuels, LLC, dated October 15, 2002.

11. Facilities License and Service Agreement, dated November 1, 2002, by and among Atlantic City Electric Company, Conemaugh Power LLC, Constellation Power Source Generation, Inc., Exelon Generation Company, LLC, PPL Montour, LLC, Allegheny Energy Supply Conemaugh, LLC, PSEG Fossil LLC, Reliant Energy Mid-Atlantic Power Holdings, LLC, UGI Development Company and Conemaugh Fuels, LLC.

12. Indemnification Agreement, dated November 1, 2002, by and among Atlantic City Electric Company, Conemaugh Power LLC, Constellation Power Source Generation, Inc., Exelon Generation Company, LLC, PPL Montour, LLC, Allegheny Energy Supply Conemaugh, LLC, PSEG Fossil LLC, Reliant Energy Mid-Atlantic Power Holdings, LLC and UGI Development Company.

13. Assignment of Contracts, dated November 1, 2002, by and among Atlantic City Electric Company, Conemaugh Power LLC, Constellation Power Source Generation, Inc., Exelon Generation Company, LLC, PPL Montour, LLC, Allegheny Energy Sipply Conemaugh, LLC, PSEG Fossil LLC, Reliant Energy Mid-Atlantic Power Holdings, LLC, UGI Development Company and Conemaugh Fuels, LLC.

14. Agreement of Lease, dated October 1, 2003, by and among Atlantic City Electric Company, Conemaugh Power LLC, Constellation Power Source Generation, Inc., Exelon Generation Company LLC, PPL Montour, LLC, PSEG Fossil LLC, Reliant Energy Mid-Atlantic Power Holdings, LLC, UGI Development Company and General Trade Corporation.

15. Facility Services Agreement, dated March 29, 2004, by and among ACE, Conemaugh Power LLC, Constellation Power Source Generation, Inc., Exelon Generation Company, LLC, PPL Montour, LLC, PSEG Fossil LLC, Reliant Energy Mid-Atlantic Power Holdings, LLC, UGI Development Company and Conemaugh Fuels, LLC.

16. 115 KV Seward-Conemaugh Interconnection Facilities Agreement, dated as of March 2, 1970, between Pennsylvania Electric Company and nine other public utilities named therein (Atlantic City Electric Company, Baltimore Gas and Electric Company, Delmarva Power & Light Company, Metropolitan Edison

Company, Pennsylvania Power & Light Company, Philadelphia Electric Company, Potomac Electric Power Company, Public Service Electric and Gas Company and UGI Corporation).

17.     Agency Agreement, dated January 1, 2004, by and among the Conemaugh Generating Station Owners.

18.     Keystone-Conemaugh Owners Committee Administrative Procedures (effective through December 31, 2005).

19.     Keystone-Conemaugh Operations Committee Administrative Procedures.

20.     Keystone-Conemaugh Administration Committee Administrative Procedures.

B.     <u>Keystone Station</u>

1.     Keystone Station Owners' Memorandum Agreement, dated December 7, 1964, by and among ACE, Baltimore Gas and Electric Company, Delmarva Power & Light Company, Jersey Central Power & Light Company, Pennsylvania Power & Light Company, Philadelphia Electric Company and Public Service Electric and Gas Company, as amended.

2.     Agreement Renewal, dated March 20, 1997, by and between Atlantic City Electric Company, Baltimore Gas and Electric Company, Delmarva Power & Light Company, Jersey Central Power & Light Company, PECO Energy Company, Public Service Electric and Gas Company and the Commonwealth of Pennsylvania.

3.     Keystone Station Transportation Contract No. C-8827, dated August 13, 1999, by and among Norfolk Southern Railway Company and its subsidiary railroads and Key-Con Fuels (ACE, Baltimore Gas and Electric Company, Delmarva Power & Light Company, Jersey Central Power & Light Company, Pennsylvania Power & Light Company, Philadelphia Electric Company and Public Service Electric and Gas Company), as amended.

4.     Energy Service Agreement, dated November 24, 1999, by and among the Keystone Generating Station Owners and Reliant Energy Mid-Atlantic Power Holdings, LLC (successor to Sithe Power Marketing, L.P.) relating to Keystone Station.

5.     Limited Liability Company Agreement of Keystone Fuels, LLC, dated October 16, 2000, as amended.

6. Indemnification Agreement, dated October 16, 2000, by and among Atlantic City Electric Company, Constellation Power Source Generation, Inc., Conectiv Delmarva Generation, Inc., PPL Montour, LLC, PECO Energy Company, PSEG Fossil LLC and Reliant Energy Mid-Atlantic Power Holdings, LLC.

7. Asset Transfer Agreement, dated as of April 1, 2001, by and between Atlantic City Electric Company and Keystone Fuels, LLC.

8. Bill of Sale and Assignment, dated as of April 1, 2002, between Atlantic City Electric Company and Keystone Fuels, LLC.

9. Facilities License and Service Agreement, dated April 1, 2001, by and among ACE, Conectiv Delmarva Generation, Inc., Constellation Power Source Generation, Inc., Exelon Generation Company, LLC, PPL Montour, LLC, PSEG Fossil LLC, and Reliant Energy Mid-Atlantic Power Holdings, LLC and Keystone Fuels, LLC.

10. Right-Of-Way Agreement, dated August 21, 2001, between Keystone Owners Group and West Penn Power Company d/b/a Allegheny Power.

11. Agency Agreement, dated January 1, 2004, by and among Atlantic City Electric Company, Keystone Power LLC, Constellation Power Source Generation, Inc., Exelon Generation Company, LLC, PPL Montour, LLC, PSEG Fossil LLC and Reliant Energy Mid-Atlantic Power Holdings, LLC.

12. Keystone-Conemaugh Owners Committee Administrative Procedures (effective through December 31, 2005).

13. Keystone-Conemaugh Operations Committee Administrative Procedures.

14. Keystone-Conemaugh Administration Committee Administrative Procedures.

## Schedule 4.9(b)

## Seller's Agreements Exceptions

None.

## Schedule 4.9(c)

## Seller's Agreements Defaults and Violations

None.

<u>**Schedule 4.10**</u>

<u>**Legal Proceedings**</u>

A.      The suits, actions or proceedings pending or threatened and the judgments, orders and decrees set forth in <u>Schedule 4.6</u> above are incorporated herein by reference.

B.      On June 30, 2005, a class action lawsuit was filed in the Ontario Superior Court of Justice against Atlantic City Electric Company and 20 other owners and operators of electrical power production plants ("Defendants"). Plaintiffs are residents of Ontario and allege that the Defendants were negligent in allowing their plants to emit pollutants throughout Ontario, causing or contributing to severe public health and environmental problems.

C.      Asbestos-related claims have been asserted against Atlantic City Electric Company, as one of many defendants, in the following lawsuits:

      1.      Richard E. Brethauer and Marcella Brethauer vs. Allen Refractories Company, et al. (filed in the Court of Common Pleas of Allegheny County, Pennsylvania on November 4, 2004).

      2.      Joseph J. Stangl and Bonnabell Stangl vs. Ahlstrom Pump, LLC, et al. (filed in the Court of Common Pleas of Cambria County, Pennsylvania on January 28, 2005).

      3.      Elsa Maria Bonfligli vs. Allen Refractories Company, et al. (filed in the Court of Common Pleas of Westmoreland County, Pennsylvania on February 4, 2005).

      4.      Charles Greiner and Carole Greiner vs. Allied Glove Corporation, et al. (filed in the Court of Common Pleas of Washington County, Pennsylvania on June 30, 2005).

      5.      Kuhns v. Reliant Energy, et al. (praecipe writ of summons filed in the Court of Common Pleas of Westmoreland County, Pennsylvania on September 22, 2005; case no. 05CI07342).

D.      Joseph Martin v. Harsco Corporation, et al., Allegheny County Court of Common Pleas, Civil Division No. GD 04-007229.

## Schedule 4.12

## Brokers; Finders

Concentric Energy Advisors, Inc.

## Schedule 5.3(a)

## Buyer's Defaults and Violations

None.

## Schedule 5.3(b)

### Buyer's Required Regulatory Approvals

A.    <u>Conemaugh Station</u>

    1.    The FERC under Section 203 of the Federal Power Act.

B.    <u>Keystone Station</u>

    1.    The FERC under Section 203 of the Federal Power Act.

## Schedule 5.9

### Environmental Site Assessments

A.     <u>Keystone Station</u>

    1.     Phase I Environmental Site Assessment prepared by NTH Consultants Ltd., dated June 22, 2005.

B.     <u>Conemaugh Station</u>

    1.     Phase I Environmental Site Assessment prepared by NTH Consultants Ltd., dated June 22, 2005.

## Schedule 7.1(c)

## Certain Buyer's Required Regulatory Approvals

A.     Conemaugh Station

     1.     The FERC under Section 203 of the Federal Power Act.

B.     Keystone Station

     1.     The FERC under Section 203 of the Federal Power Act.

## Schedule 7.2(c)

## Certain Seller's Required Regulatory Approvals

A.     Conemaugh Station

     1.      The FERC under Section 203 of the Federal Power Act.

     2.      The Pennsylvania Public Utility Commission.

     3.      The New Jersey Board of Public Utilities.

B.     Keystone Station

     1.      The FERC under Section 203 of the Federal Power Act.

     2.      The Pennsylvania Public Utility Commission.

     3.      The New Jersey Board of Public Utilities.